Exhibit 99.1

PRIVATE AND CONFIDENTIAL
Proposed Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

URGENT.LY INC.,

U.O ODYSSEY MERGER SUB LTD.

AND

OTONOMO TECHNOLOGIES LTD.

DATED AS OF FEBRUARY 9, 2023

INDEX OF DEFINED TERMS

SECTION
102 Awards	8.16(a)
102 Otonomo Shares	8.16(a)(ii)
102 Securities	8.16(a)(iii)
102 Tax Ruling	2.2(h)
102 Trustee	8.16(a)(iv)
104H Interim Ruling	2.2(i)
104H Tax Ruling	2.2(i)
2021 Note Conversions	Recitals
2021 Notes	8.16(a)(xv)
2022 Company Warrants	Recitals
2022 Note Conversions	Recitals
2022 Notes	8.16(a)(xv)
3(i) Awards	8.16(a)(v)
431 Election	2.2(b)(i)
A&R Bylaws	Recitals
A&R Charter	Recitals
Accounting Firm	5.24(g)
Action	8.16(a)(vi)
Actual Cash Burn	8.16(a)(xxxvi)(A)
Adjusted RSU Award	2.1(d)(i)
Affiliate	8.16(a)(vii)
Aggregate Valuation	8.16(a)(xxxvi)(B)
Agreement	Preamble
Agreement Date	Preamble
Anticipated Closing Date	5.24(b)
Anti-Corruption Laws	8.16(a)(viii)
Anti-Money Laundering Laws	8.16(a)(ix)
Approved Enterprise	3.8(s)
ARD	3.9(a)(i)
Assumed Company Plan	2.1(d)(iv)
Assumed Company Warrant	2.1(e)
Beneficial Enterprise	3.8(s)
Benefit Plan	8.16(a)(x)
Book-Entry Share	8.16(a)(xi)
Bridge Loans	5.28
Business Day	5.14(d), 8.16(a)(xii)
Cash Burn Excess Amount	8.16(a)(xxxvi)(C)
Cash Determination Time	8.16(a)(xxxvi)(D)
Certificate of Merger	1.2(b)
Certificates	2.2(b)(i)
Closing	1.2(a)
Closing Date	1.2(a)
COC Payments	8.16(a)(xxxvi)(S)
Code	8.16(a)(xiii)
Common Stock	2.1(a)(i)
Companies Law	1.1
Company	Preamble
Company Acquisition Proposal	5.7(a)
Company Allocation Percentage	8.16(a)(xxxvi)(E)
Company Audited Financial Statements	4.5(a)

Company Benefit Plan	8.16(a)(xiv)
Company Board	Recitals
Company Cash	8.16(a)(xxxvi)(F)
Company Convertible Notes	8.16(a)(xv)
Company Data	8.16(a)(xvi)
Company Data Partners	4.11(a)
Company Disclosure Schedules	IV
Company Equity Plan	8.16(a)(xvii)
Company ERISA Affiliate	8.16(a)(xviii)
Company Financial Statements	4.5(a)
Company Insurance Policies	4.16(a)
Company Intellectual Property	8.16(a)(xix)
Company IT Assets	8.16(a)(xx)
Company IT Contracts	8.16(a)(xxi)
Company Lease	4.7(b)
Company Leased Real Property	4.7(b)
Company Material Adverse Effect	8.16(a)(xxii)
Company Material Contracts	4.9(a)
Company Material Customers	4.23(a)
Company Material Suppliers	4.23(b)
Company Net Cash	8.16(a)(xxxvi)(G)
Company Organizational Documents	8.16(a)(xxiii)
Company Permits	4.20(a)
Company Privacy Obligations	4.10(l)
Company Products	8.16(a)(xxiv)
Company Q3 Financial Statements	4.5(a)
Company Registered Intellectual Property	4.10(a)
Company Securities	4.5(a)
Company Security Incident	4.10(m)
Company Service Provider	8.16(a)(xxv)
Company Share Number	104
Company Share Rights	4.4(d)
Company Stock Option	8.16(a)(xxvi)
Company Stockholder Consent	8.16(a)(xxvii)
Company Stockholder Litigation Matter	Section 5.8(b)
Company Subsidiaries Organizational Documents	4.2(c)
Company Subsidiary	8.16(bb)
Company Valuation	8.16(a)(xxxvi)(I)
Company Warrants	8.16(a)(xxix)
Competition Laws	5.5(a)
Confidentiality Agreement	5.3(a)
Continuing Employee	5.17(b)
Contract	8.16(a)(xxx)
Contractors	3.20(f)
COVID-19	8.16(a)(xxxi)
COVID-19 Measures	8.16(a)(xxxii)
D&O Insurance	5.9(b)
Determination Time	8.16(a)(xxxvi)(J)
Director and Officer Resignation Letter	5.28
Dispute Notice	5.24(d)
Draft Company Information	5.24(b)
Draft Otonomo Schedule	5.24(b)
Effect	8.16(a)(ci)
Effective Time	1.2(b)

Electing Holder	2.2(i)
Enforceability Exceptions	3.3(a)
Environmental Laws	8.16(a)(xxxiii)
ERISA	8.16(a)(xxxiv)
Exchange Act	8.16(a)(xxxv)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	8.16(a)(xxxvi)
Excluded Share	2.1(c)
Export Control Laws	8.16(a)(xxxvii)
Extraordinary Matters	8.16(a)(xxxvi)(S)
FCPA	8.16(a)(viii)
Final Company Information	5.24(c)
Final Otonomo Schedule	5.24(c)
Floow	2.1(d)(i)
GAAP	3.5(b)
GDPR	8.16(a)(lxxxiv)
Governmental Authority	8.16(a)(xxxviii)
Governmental Filings	3.13
Governmental Grant	8.16(a)(xxxix)
Governmental Official	8.16(a)(xl)
Governmental Order	8.16(a)(xli)
Hazardous Material	8.16(a)(xlii)
Highbridge Loan Agreement	8.16(a)(xliii)
Highbridge Loan Amendment	Recitals
IIA	8.16(a)(xliv)
Indebtedness	8.16(a)(xlv)
Indemnified Parties	5.9(a)
Indemnified Party Action	5.9(a)
Innovation Law	3.25(c)
Intellectual Property	8.16(a)(xlvi)
Intellectual Property Agreements	8.16(a)(xlvii)
Intended U.S. Tax Treatment	Recitals
Investment Screening Laws	8.16(a)(xlviii)
IP Contributor	3.10(d)
IRS	3.14(a)
ISA	8.16(a)(xlix)
ISA No Action Letter	8.16(a)(l)
ISA No-Action Application	5.13
Israeli Employees	3.20(f)
Israeli Law Matters	8.6
Israeli Paying Agent	2.2(a)
Israeli Prospectus	8.16(a)(li)
Israeli Registrar of Companies	1.2(b)
Israeli Securities Law	8.16(a)(lii)
IT Assets	8.16(a)(liv)
IT Contracts	8.16(a)(lv)
ITA	8.16(a)(liii)
Junior Agent	8.16(a)(xliii)
Junior Lenders	8.16(a)(xliii)
Known to Otonomo	8.16(a)(ciii)
Known to the Company	8.16(a)(civ)
Law	8.16(a)(lvi)
Liability	8.16(a)(lvii)

Lien	8.16(a)(lviii)
Loan Amendments	Recitals
Material Adverse Effect	8.16(a)(ci)
Material Creditors	5.14(b)
Material Loan Agreements	8.16(a)(lix)
Merger	Recitals
Merger Consideration	2.1(a)(i)
Merger Proposal	5.14
Merger Proposal Submission Date	5.14
Merger Regulations	1.1
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Shareholder Approval	5.12
Merger Sub Shares	4.8(n)
Non-Negotiated Vendor Contracts	8.16(a)(lx)
Note Conversions	Recitals
Notice Date	5.11(c)
NSIA 2021	8.16(a)(lxi)
Omnibus Incentive Plan	8.16(a)(lxii)
Open Source License	8.16(a)(lxiii)
Open Source Software	8.16(a)(lxiii)
Option Measurement Date	16
Ordinance	8.16(a)(lxiv)
Otonomo	Preamble
Otonomo 401(k) Plan	5.17(c)
Otonomo Acquisition Proposal	5.6(a), 5.6(a)
Otonomo Adverse Recommendation Change	5.6(c)
Otonomo Allocation Percentage	8.16(a)(xxxvi)(K)
Otonomo Benefit Plan	8.16(a)(lxv)
Otonomo Board	Recitals
Otonomo Cash	8.16(a)(xxxvi)(L)
Otonomo Cash Schedule	5.24(a)
Otonomo D&O Tail Policy	5.9(b)
Otonomo Data	8.16(a)(lxvi)
Otonomo Data Partners	3.10(m)
Otonomo Disclosure Schedules	III
Otonomo Employee	(lxvii)8.16(a)(lxvii)
Otonomo Equity Plans	8.16(a)(lxviii)
Otonomo ERISA Affiliate	8.16(a)(lxix)
Otonomo Filed SEC Report	3.5(a)
Otonomo Financial Statements	3.5(b)
Otonomo Insurance Policies	3.15(a)
Otonomo Intellectual Property	8.16(a)(lxxi)
Otonomo Intervening Event	8.16(a)(lxx)
Otonomo In-the-Money Options	16
Otonomo IP	8.16(a)(lxxi)
Otonomo IT Assets	8.16(a)(lxxii)
Otonomo IT Contracts	8.16(a)(lxxiii)
Otonomo Lease	3.7(b)
Otonomo Leased Real Property	3.7(b)
Otonomo Material Adverse Effect	8.16(www)
Otonomo Material Contracts	3.9(a)
Otonomo Material Customers	3.22(a)
Otonomo Material Suppliers	3.22(b)

Otonomo Merger Shares	8.16(a)(xxxvi)(M)
Otonomo Net Cash	8.16(a)(xxxvi)(N)
Otonomo Non-U.S. Benefit Plan	3.14(j)
Otonomo Notice of Recommendation Change	5.6(c)
Otonomo Organizational Documents	8.16(a)(lxxv)
Otonomo Partial Termination Fee	7.2(b)(i)
Otonomo Permits	3.19(a)
Otonomo Privacy Notices	3.10(m)
Otonomo Privacy Obligations	3.10(m)
Otonomo Products	8.16(a)(lxxvi)
Otonomo Recommendation	3.3(d)
Otonomo Registered Intellectual Property	3.10(a)
Otonomo Representatives	1.5(a)(i)
Otonomo RSU Award	2.1(d)(i)
Otonomo SEC Reports	III
Otonomo Securities	3.4(a)
Otonomo Security Incident	3.10(n)
Otonomo Service Provider	8.16(a)(lxxvii)
Otonomo Share Number	8.16(a)(xxxvi)(O)
Otonomo Share Rights	3.4(d)
Otonomo Shareholder Approval	3.3(c)
Otonomo Shareholder Litigation Matter	5.8(a)
Otonomo Shareholders’ Meeting	5.11(c)
Otonomo Shares	Recitals
Otonomo Stock Option	2.1(d)(ii)
Otonomo Subsidiaries Organizational Documents	3.2(c)
Otonomo Subsidiary	8.16(a)(lxxviii)
Otonomo Superior Proposal	5.6(a)
Otonomo Termination Fee	7.2(b)(ii)
Otonomo Valuation	8.16(a)(xxxvi)(P)
Otonomo Voting Agreement	Recitals
Otonomo Warrant	2.1(e)
Otonomo Warrant Agreement	8.16(a)(lxxix)
Outside Date	7.1(b)(i)
Permitted Lien	8.16(a)(lxxx)
Person	8.16(a)(lxxxi)
Personal Information	8.16(a)(lxxxii)
PFIC	3.8(k)
Post-Closing Company Shares	8.16(a)(xxxvi)(Q)
Pre-Closing Tax Period	8.16(a)(xxxvi)(N)
Preferred Enterprise	3.8(s)
Preferred Stock	8.16(a)(lxxxiii)
Preferred Technological Enterprise	3.8(s)
Privacy Laws	8.16(a)(lxxxiv)
Process	8.16(a)(lxxxv)
Proxy Statement	5.11(a)
Qualified Withholding Certificate	2.2(g)(ii)
recipient	2.2(g)(iv)
Redundancy Laws	3.20(c)
Registration Statement	5.11(a)
Relevant Matters	8.6
Representatives	8.16(a)(lxxxvi)
Requisite Company Stockholders	8.16(a)(lxxxvii)
Response Date	5.24(d)

Sanctioned Country	8.16(a)(lxxxviii)
Sanctioned Person	8.16(a)(lxxxix)
Sanctions	8.16(a)(xc)
Schedules	IV
SEC	2.2(d)
Section 102 Plan	3.8(t)
Section 14 Arrangement	3.14(k)
Section 351 Treatment	Annex(d)
Section 409A	3.8(v)
Securities Act	2.2(d)
Securities Laws	8.16(a)(xci)
Securityholder	2.2(g)(ii)
Senior Agent	8.16(a)(xcv)
Senior Lenders	8.16(a)(xcv)
Share Issuance	8.16(a)(xcii)
Software	8.16(a)(xciii)
Stock Split	8.16(a)(xciv)
Straddle Period	8.16(a)(xxxvi)(N)
Structural Loan Agreement	8.16(a)(xcv)
Structural Loan Amendment	Recitals
Subsidiary	8.16(a)(cii)
Surviving Company	1.1
Surviving Company Articles	1.4
Tail Period	5.9(b)
Targeted Cash Burn	8.16(a)(xxxvi)(R)
Tax Return	8.16(a)(xcvi)
Tax Track	8.16(a)(xcvii)
Taxes	8.16(a)(xcviii)
The Angels Law	3.8(s)
to Otonomo’s Knowledge	8.16(a)(ciii)
to the Company’s Knowledge	8.16(a)(civ)
to the Knowledge of Otonomo	8.16(a)(ciii)
to the Knowledge of the Company	8.16(a)(civ)
Transaction Agreements	8.16(a)(xcix)
Transaction Expenses	8.16(a)(xxxvi)(S)
Treasury Regulations	8.16(a)(c)
U.K. GDPR	8.16(a)(lxxxiv)
Ungranted Awards	3.4(f)
Union	3.9(a)(i)
Warrant Net Exercise	Recitals
Withholding Agent	2.2(g)(i)
Withholding Drop Date	2.2(g)(ii)
Withholding Tax Ruling	2.2(j)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 9, 2023 (the “Agreement Date”), is by and among Urgent.ly Inc., a Delaware corporation (the “Company”), U.O Odyssey Merger Sub Ltd., a company incorporated under the laws of the State of Israel and registered under No. 516747763 with the Israeli Registrar of Companies, and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel and registered under No. 515352813 with the Israeli Registrar of Companies (“Otonomo”).

WITNESSETH:

WHEREAS, the Company and Otonomo intend to merge Merger Sub with and into Otonomo with Otonomo being the surviving entity (the “Merger”) in accordance with this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law and the Merger Regulations (as such terms are defined below). Upon consummation of the Merger, Merger Sub will cease to exist, and Otonomo will become a direct, wholly owned subsidiary of the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger, each ordinary share of Otonomo, no par value per share (the “Otonomo Shares”), issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be deemed transferred to the Company, and the rights of the holders of the Otonomo Shares immediately prior to the Effective Time will be automatically converted into and represent the right to receive the Merger Consideration (as defined below) upon the terms and conditions set forth in this Agreement and in accordance with the Companies Law;

WHEREAS, the board of directors of the Company (the “Company Board”), on the terms and subject to the conditions set forth herein, (i) determined that the Merger is advisable, fair to, and in the best interests of the Company and its stockholders and (ii) approved this Agreement, the Merger, the issuance of Common Stock to the shareholders of Otonomo pursuant to the terms of this Agreement and the other actions contemplated by this Agreement, and deemed this Agreement advisable;

WHEREAS, in order to induce Otonomo to enter into this Agreement and to cause the Merger to be consummated, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders shall deliver the Company Stockholder Consent in the form attached hereto as Exhibit A as reasonably as practicable following the Agreement Date;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”), on the terms and subject to the conditions set forth herein, (i) determined that the Merger is advisable, fair to, and in the best interests of, Merger Sub and its sole shareholder, (ii) approved this Agreement, the Merger and the other actions contemplated by this Agreement, and deemed this Agreement advisable, (iii) determined that considering the financial position of the merging companies, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) determined to recommend the approval and adoption of this Agreement, the approval of the Merger, and thereby approval of the transactions contemplated by this Agreement to the Company as the sole shareholder of Merger Sub;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement and following the recommendation of the Merger Sub Board, the sole shareholder of Merger Sub has approved and adopted the Agreement and the Merger;

WHEREAS, the board of directors of Otonomo (the “Otonomo Board”) on the terms and subject to the conditions set forth herein, (i) has determined that the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders, (ii) has approved this Agreement, the Merger and the other actions contemplated by this Agreement, and has deemed this Agreement advisable, (iii) has determined that considering the financial position of the merging companies, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of Otonomo to its creditors, and (iv) has approved and determined to recommend the approval and adoption of this Agreement, the approval of the Merger and thereby approval of the transactions contemplated by this Agreement to the shareholders of Otonomo;

WHEREAS, in order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, certain shareholders of Otonomo listed on Annex A hereto are entering into voting agreements with the Company and Otonomo in substantially the form attached hereto as Exhibit B (each, an “Otonomo Voting Agreement”), concurrently with the execution and delivery of this Agreement;

WHEREAS, prior to the Effective Time, the Company shall amend and restate its certificate of incorporation substantially in the form set forth on Exhibit C hereto (the “A&R Charter”) to facilitate the transactions contemplated hereby, including the Company’s listing on the Nasdaq and subsequent public reporting obligations;

WHEREAS, prior to the Effective Time, the Company shall adopt the amended and restated bylaws substantially in the form set forth on Exhibit D hereto (the “A&R Bylaws”);

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, the Company is entering into an amendment to the Highbridge Loan Agreement (such amendment, the “Highbridge Loan Amendment”) and an amendment to the Structural Loan Agreement (such amendment, the “Structural Loan Amendment” and, together with the Highbridge Loan Amendment, the “Loan Amendments”), in each case, among other things, to permit the transactions contemplated by this Agreement under each of the Highbridge Loan Agreement and the Structural Loan Agreement;

WHEREAS, in connection with the Closing, all of the 2021 Notes shall automatically convert into shares of Common Stock in accordance with the terms of the 2021 Notes prior to the Effective Time (the “2021 Note Conversions”);

WHEREAS, substantially concurrent with the execution and delivery of this Agreement, the Company and certain holders of the 2022 Notes and the Company Warrants issued in connection therewith (the “2022 Company Warrants”) are entering an amendment to the 2022 Notes and the 2022 Company Warrants pursuant to which (i) such holders of the 2022 Notes and the 2022 Company Warrants are electing to convert their respective 2022 Notes into shares of Common Stock prior to the Effective Time (such conversions of the 2022 Notes, together with any other conversions that other holders of the 2022 Notes elect prior to the Effective Time, the “2022 Note Conversions” and together with the 2021 Note Conversions, the “Note Conversions”) and (ii) all outstanding 2022 Company Warrants will automatically net exercise in connection prior to the Effective Time (the “Warrant Net Exercise”); and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a)(2)(E) of the Code and/or Section 368(a)(1)(B) of the Code (the “Intended U.S. Tax Treatment”), and that this Agreement is intended to be, and by being signed by the Company, Otonomo and Merger Sub is, adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1            The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with Sections 314 through 327 of the Israeli Companies Law - 5759-1999 (the “Companies Law”) and the Israeli Companies Regulations (Merger), 5760-2000 promulgated under the Companies Law (the “Merger Regulations”), at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into Otonomo. As a result of the Merger: (a) the separate corporate existence of Merger Sub (as the target company, or Chevrat Ha’Ya’ad) shall cease and Otonomo (as the absorbing company, or HaChevra Ha’Koletet) shall continue as the surviving entity following the Merger (sometimes referred to herein as the “Surviving Company”); and (b) Otonomo shall (i) become a direct, wholly owned subsidiary of the Company, (ii) continue to be governed by the Laws of the State of Israel, (iii) continue to have a registered office in the State of Israel, and (iv) succeed to and assume all of the rights, properties and obligations of Merger Sub and Otonomo in accordance with the Companies Law and the existing shareholders of Otonomo shall be entitled to the Merger Consideration (as defined in Section 2.1(a) below) in accordance with the provisions of Article II of this Agreement.

Section 1.2              Closing; Effective Time.

(a)            The closing of the Merger (the “Closing”) shall take place electronically on a remote basis, at 9:00 a.m., Israel Time, on a date to be specified by the Company and Otonomo, which shall be no later than the third (3rd) Business Day after the satisfaction or (to the extent permitted by Law) waiver of all of the conditions set forth in Article VI hereof (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions at the Closing), unless another time, date or place is agreed to in writing by the Company and Otonomo. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)            Subject to the terms and conditions of this Agreement, as soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.2(a), each of Otonomo and Merger Sub shall (and the Company shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Israeli Registrar of Companies”) a notice (i) informing the Israeli Registrar of Companies that all conditions to the Merger under the Companies Law and this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) have been met (together with any other documentation required to be submitted to the Israeli Registrar of Companies) and (ii) setting forth the proposed date on which the Merger shall become effective and on which the Israeli Registrar of Companies shall be requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”) after a notice that the Closing has occurred is delivered to the Israeli Registrar of Companies, which the parties shall deliver promptly following the Closing on the Closing Date. The Merger shall become effective upon the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, it is the intention of the parties hereto that the Merger shall be declared effective, and that the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law shall occur, both on the Closing Date.

Section 1.3             Effect of the Merger. The Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of the Company, Merger Sub, Otonomo or any shareholder of Otonomo, (a) all the properties, rights, privileges, powers and franchises of Otonomo and Merger Sub shall vest in the Surviving Company; (b) all debts, liabilities and duties of Otonomo and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (c) all the rights, privileges, immunities, powers and franchises of Otonomo (as the Surviving Company) shall continue unaffected by the Merger in accordance with the Companies Law. Merger Sub will cease to exist and will be stricken from the records of the Israeli Registrar of Companies, and Otonomo will become a private company directly and wholly owned (including with respect to any warrants, options or other securities) by the Company, all as provided under the Companies Law.

Section 1.4              Organizational Documents of the Surviving Company. At the Effective Time, the articles of association of Otonomo shall be amended and restated in their entity to read as set forth in Exhibit E, and as so amended shall remain in effect from and after the Effective Time as the articles of association of the Surviving Company (the “Surviving Company Articles”) until thereafter amended as provided by applicable Law and such articles of association.

Section 1.5              Directors and Officers.

(a)             Directors of the Company.

   (i)            The parties hereto shall take all actions necessary so that immediately following the Effective Time, the Company Board shall be comprised of seven (7) individuals, each of whom shall satisfy all applicable regulatory requirements, including two (2) individuals set forth on Schedule 1.5(a) of the Otonomo Disclosure Schedules (the “Otonomo Representatives”). The Company Board shall be divided into three (3) classes, Class I, which shall have three (3) members that are subject to re-election at the Company’s first annual stockholder meeting following Closing, Class II, which shall have two (2) members that are subject to re-election at the Company’s second annual stockholder meeting following Closing, and Class III, which shall have two (2) members that are subject to re-election at the Company’s third annual stockholder meeting following Closing, with members of each class serving staggered three (3)-year terms. One (1) Otonomo Representative shall be designated as a Class II director of the Company Board and one (1) Otonomo Representative shall be designated as a Class III director of the Company Board.

   (ii)             The Otonomo Representatives shall be qualified to serve on the Company Board pursuant to the Company’s corporate governance policies and at least one Otonomo Representative shall be an independent director (for purposes of the Exchange Act and the rules promulgated thereunder) as may be required by Nasdaq, in each case, as reasonably determined by the Company after consultation in good faith with Otonomo. The Otonomo Representatives shall remain in office pursuant to the “Class” to which they are designated until the date of their resignation or until their respective successors are duly elected or appointed and qualified in accordance with the A&R Charter and A&R Bylaws, as amended from time to time, as the case may be, subject to the earlier death, disability, disqualification, resignation, or removal, in each case, determined in accordance with the Company’s generally applicable policies and procedures established by the Company Board or any duly authorized committee thereof. At the Effective Time, the Company shall execute an indemnification agreement with each Otonomo Representative on terms substantially consistent with the terms set forth in the Company’s indemnification agreements with its other directors.

(b)             Directors and Officers of the Surviving Company.

   (i)               At the Effective Time, the Surviving Company board of directors shall be constituted with those individuals as shall be designated by the Company prior to Closing, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the Surviving Company Articles, as the case may be.

   (ii)              At the Effective Time, the officers of the Surviving Company shall be those individuals as shall be designated by the Company prior to Closing, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 2.1              Effect on Share Capital. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Otonomo or the shareholders of Otonomo:

(a)             Treatment of Otonomo Shares.

   (i)               Subject to the provisions of Section 2.1(f) and Section 2.2(h) hereof, each Otonomo Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and shares to be canceled pursuant to Section 2.1(c) hereof) shall, in accordance with Section 323 of the Companies Law, without any further action of Otonomo’s shareholders, be automatically be transferred to the Company, and the rights of the holders of the Otonomo Shares (other than any Excluded Shares and Otonomo Shares to be canceled pursuant to Section 2.1(c) hereof) immediately prior to the Effective Time shall automatically convert into and represent the right to receive a number of validly issued, fully paid and nonassessable shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) equal to the Exchange Ratio (such number of shares of Common Stock, the “Merger Consideration”).

   (ii)               As of the Effective Time, (a) all Otonomo Shares (other than any Excluded Shares and Otonomo Shares to be canceled pursuant to Section 2.1(c) hereof), pursuant to this Section 2.1(a), shall be deemed transferred under Israeli Law to the Company, and each holder of a Certificate (as defined in Section 2.2(b)) or Book-Entry Share which immediately prior to the Effective Time represented any such Otonomo Shares shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration and any dividends or other distributions pursuant to Section 2.2(c) upon surrender of such Otonomo Shares in accordance with Section 2.2 and (b) the share transfer books of Otonomo shall be closed with respect to all Otonomo Shares outstanding and no further transfer of any such Otonomo Shares shall be made on such share transfer books after the Effective Time. In the event that a holder of Otonomo Shares converted pursuant to the Merger shall be entitled to receive a fraction of a share of Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) then the number of shares of Common Stock issuable to such holder shall be rounded up or down to the nearest whole share of Common Stock (with .5 being rounded up). Notwithstanding any other provision of this Agreement, the Merger Consideration shall not include any cash consideration, subject to any dividends or other distributions as set forth in Section 2.2(c), which, for the avoidance of doubt, shall not be deemed as part of the Merger Consideration. Notwithstanding anything to the contrary in this Agreement, any Merger Consideration that is issued in respect of 102 Otonomo Shares under this Section 2.1(a) or Section 2.1(d) shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the 102 Tax Ruling or any other approval that may be issued by the ITA.

(b)                Conversion of Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the parties, all Merger Sub Shares that are issued and outstanding immediately prior to the Effective Time shall automatically and without further action cease to exist and be deemed as having been automatically and without further action converted into and become the issued and outstanding shares of the Surviving Company, and the shares of the Surviving Company into which the Merger Sub Shares are so converted shall be the only shares of the Surviving Company that are issued and outstanding immediately after the Effective Time, and, for the avoidance of doubt, all of which shall be owned by the Company immediately following the Effective Time. Following the Effective Time, each certificate evidencing ownership of Merger Sub Shares shall evidence ownership of such shares of the Surviving Company.

(c)                Cancellation of Certain Shares. Any Otonomo Shares owned by any direct or indirect Otonomo Subsidiary (each, an “Excluded Share”) shall not be acquired by the Company and shall be canceled or transferred to Otonomo immediately prior to the Effective Time for no consideration. Each Otonomo Share, if any, that is a dormant share (or menayah redumah) under Israeli Law and each Otonomo Share that, immediately prior to the Effective Time, is owned by Otonomo, shall be canceled and retired and shall cease to exist as of immediately prior to the Effective Time without any conversion and no consideration shall be delivered in respect thereof.

(d)             Otonomo Equity Awards.

   (i)               Otonomo RSU Awards. Prior to the Effective Time, Otonomo shall issue the restricted stock units relating to Otonomo Shares contemplated by that certain Key Holder and Employee RSU Allocation Agreement, dated February 26, 2022, by and between The Floow Limited (the “Floow”) and Otonomo. As of the Effective Time, each restricted stock unit award relating to Otonomo Shares granted under any Otonomo Equity Plan (each, an “Otonomo RSU Award”) that remains outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof be assumed by the Company and automatically converted into an award of restricted stock units covering shares of Common Stock (each, an “Adjusted RSU Award”) that settles in the number of whole shares of Common Stock (rounded to the nearest whole number of shares, with .5 being rounded up) equal to the product obtained by multiplying (A) the number of Otonomo Shares subject to the Otonomo RSU Award immediately prior to the Effective Time, by (B) the Exchange Ratio. Each Adjusted RSU Award corresponding to an Otonomo RSU Award outstanding as of the Effective Time shall, except as otherwise provided in this Section 2.1(d)(i), be subject to the same terms and conditions as were applicable to such corresponding Otonomo RSU Award immediately prior to the Effective Time (including vesting and the current Tax Track, assuming that all the conditions of such Tax Track are met and subject to the provisions of the 102 Tax Ruling).

   (ii)              Otonomo Stock Options. Otonomo shall take all actions necessary to provide that each option to purchase Otonomo Shares (each, an “Otonomo Stock Option”) that is outstanding and unexercised shall be cancelled effective as of not later than the Determination Time. In furtherance of and without limiting the foregoing:

        (A)           Vesting of each Otonomo Stock Option that has an exercise price per share that is greater than the Fair Market Value (as defined in the applicable Otonomo Equity Plan) of one Otonomo Share as of the third (3rd) Business Day prior the Anticipated Closing Date (such date the “Option Measurement Date” and such options, the “Otonomo In-the-Money Options”) shall be accelerated, such that all Otonomo In-the-Money Options shall be vested and exercisable as of not later than the Option Measurement Date.

       (B)            On or prior to the Option Measurement Date, Otonomo shall notify and inform the holder of each Otonomo In-the-Money Option of the treatment of unexercised Otonomo In-the-Money Options as set forth herein and the opportunity and deadline to exercise the Otonomo In-the-Money Options.

        (C)             Effective as of immediately prior to the Determination Time, each Otonomo In-the-Money Option that then remains outstanding and unexercised (after taking into account any exercises in accordance with Section 2.1(d)(ii)(B) above) shall, without any action on the part of the Company, Otonomo or any other Person (other than such actions of the Administrator or Committee (as such terms are defined in the Otonomo Equity Plans) as are necessary to give effect to the treatment of Otonomo Stock Options as provided herein), be deemed to be exercised in full (on a “net exercise” cashless basis) and cancelled, and the holder of such Otonomo In-the-Money Option shall thereupon receive, in full satisfaction of the rights of such holder with respect thereto, a number of fully vested Otonomo Shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one Otonomo Share as of the Option Measurement Date over the per share exercise price of such Otonomo In-the-Money Option, multiplied by (ii) the number of Otonomo Shares subject to such Otonomo In-the-Money Option, by (b) the Fair Market Value of one Otonomo Share as of the Option Measurement Date, in each case subject to any applicable Tax withholding amounts, and the provisions of Section 2.1(a) above shall apply with respect to such Otonomo Shares.

        (D)              Effective as of immediately prior to the Determination Time, each Otonomo Stock Option that then remains outstanding and unexercised (after taking into account any exercises in accordance with Section 2.1(d)(ii)(B) above) and that is not an Otonomo In-the-Money Option shall, whether or not then vested or exercisable, without any action on the part of the Company, Otonomo or any other Person (other than such actions of the Administrator or Committee (as such terms are defined in the Otonomo Equity Plans) as are necessary to give effect to the treatment of Otonomo Stock Options as provided herein), be cancelled without any payment being made in respect thereof.

   (iii)           Notwithstanding anything to the contrary in this Agreement, any 102 Securities that are assumed and become Adjusted RSU Awards pursuant to this Section 2.1(d) shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the 102 Tax Ruling or any other approval that may be issued by the ITA.

   (iv)              Company Actions. At or prior to the Effective Time, the Company shall take all actions necessary for the treatment of Otonomo Stock Options described in Section 2.1(d)(ii), assumption of the Otonomo RSU Awards, their conversion into Adjusted RSU Awards, and the treatment thereof pursuant to this Section 2.1(d), including (i) the reservation, issuance and listing of a number of shares of Common Stock and (ii) the assumption of the Otonomo Equity Plans and amendments thereto as required for the purpose of adapting the plans to the laws applicable to the Company (which following assumption and amendments thereof shall be referred to herein collectively as the “Assumed Company Plan”), as necessary to effect the transactions contemplated by this Section 2.1(d). As soon as practicable following the Effective Time, the Company shall file a registration statement under the Securities Act on Form S-8, Form S-3 or another appropriate form (and use its reasonable best efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) with respect to the assumption of the Assumed Company Plan and the shares of Common Stock subject to each such award under the Assumed Company Plan and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding and shall reserve a sufficient number of shares of Common Stock for issuance upon exercise or settlement thereof. As soon as practicable after the registration of such shares of Common Stock, the Company shall deliver to the holders of the Adjusted RSU Awards appropriate notices setting forth such holders’ rights pursuant to the respective Otonomo Equity Plans and stating that the applicable Otonomo RSU Awards have been assumed by the Company and automatically converted into Adjusted RSU Awards, and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.1(d)).

   (v)               Otonomo Actions. Prior to the Effective Time, and subject to review and reasonable approval by the Company (which approval shall not be unreasonably withheld, delayed or conditioned), Otonomo, the Otonomo Board or any committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the treatment of the Otonomo RSU Awards and Otonomo Stock Options in accordance with Sections 2.1(d)(i) and 2.1(d)(ii), respectively, determining that the transactions contemplated by this Agreement constitute a “Merger/Sale” as defined under the Otonomo Equity Plans and that the treatment of Otonomo RSU Awards and Otonomo Stock Options contemplated by this Section 2.1(d) is permissible under the terms of the Otonomo Equity Plans and the applicable equity award agreements. Prior to the Effective Time, Otonomo shall deliver evidence reasonably satisfactory to the Company that all necessary determinations by the Otonomo Board to effectuate the provisions of this Section 2.1(d) have been made.

(e)             Conversion of Otonomo Warrants. Subject to the provisions of Section 2.2(g) and Section 2.2(h) hereof, each warrant to acquire Otonomo Shares (each, an “Otonomo Warrant”) that is outstanding and unexercised immediately prior to the Effective Time, shall cease to represent an Otonomo Warrant in respect of Otonomo Shares and shall be assumed by the Company and automatically converted into a warrant to acquire shares of Common Stock (each, an “Assumed Company Warrant”). The number of shares of Common Stock subject to each such Assumed Company Warrant shall be equal to the product (rounded to the nearest whole number, with .5 being rounded up) of (x) the number of Otonomo Shares subject to such Otonomo Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and the exercise price per share of Common Stock shall be equal to the quotient of (1) the exercise price per Otonomo Share immediately prior to the Effective Time divided by (2) the Exchange Ratio, which quotient shall be rounded to the nearest whole cent (with .05 being rounded up). The Company shall assume each such Otonomo Warrant in accordance with its terms, and except as expressly provided above, following the Effective Time, each Assumed Company Warrant shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Otonomo Warrant immediately prior to the Effective Time. Prior to the Effective Time, Otonomo shall take all action necessary for the treatment of the Otonomo Warrants in accordance with this Section 2.1(e), including executing an amendment to the Otonomo Warrant Agreement pursuant to Section 5.4 thereto.

(f)              Certain Otonomo Securities. Notwithstanding any other provision in this Agreement, any Otonomo Stock Options or Otonomo Warrants described in Schedule 2.1(f) of the Otonomo Disclosure Schedules shall be treated as set forth in such Schedule.

(g)             Fractional Shares. No certificate or scrip representing fractional shares of Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. Any fractional shares of Common Stock that otherwise would be issuable pursuant to the Merger shall be treated as provided in Section 2.1(a)(ii).

Section 2.2              Exchange of Shares and Certificates.

(a)             Exchange Agent; Exchange Fund. Prior to the Effective Time, the Company and Otonomo shall engage a U.S. nationally-recognized financial institution to be mutually agreed upon to act as exchange agent in connection with the Merger (which will use a local Israeli nationally-recognized sub-paying agent (the “Israeli Paying Agent”)) (the “Exchange Agent”). At or prior to the Effective Time, the Company shall deposit with the Exchange Agent, with no withholding of Taxes, in trust for the sole benefit of the holders of Otonomo Shares and Otonomo Warrants immediately prior to the Effective Time, and to the extent required pursuant to Section 2.2(g)(iii), in the Exchange Agent’s name, for exchange in accordance with this Article II, through the Exchange Agent, certificates or Book-Entry Shares representing the shares of Common Stock issuable pursuant to Section 2.1(a), the Assumed Company Warrants pursuant to Section 2.1(e) and any dividends or distributions to which holders of Otonomo Shares may be entitled pursuant to Section 2.2(c). All shares of Common Stock and Assumed Company Warrants deposited with the Exchange Agent together with any dividends or other distributions with respect thereto, shall hereinafter be referred to as the “Exchange Fund.” In the event the Exchange Fund shall be insufficient to pay the Merger Consideration in accordance with Section 2.1(a), the Assumed Company Warrants pursuant to Section 2.1(e) and any dividends or other distributions under Section 2.2(c), the Company shall promptly deposit, with no withholding of Taxes, additional shares of Common Stock, additional Assumed Company Warrants or, with respect to any dividends or other distributions under Section 2.2(c), funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. The Company shall cause the Exchange Agent to transfer to the Israeli Paying Agent the Exchange Fund with no withholding of Taxes, and the Israeli Paying Agent shall make, delivery of the Merger Consideration, the Assumed Company Warrants and any amounts payable in respect of dividends or other distributions on shares of Common Stock issued in exchange for Otonomo Shares in the Merger in accordance with Section 2.2(c), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund (which shall only be in respect of dividends or other distributions under Section 2.2(c)), if any, shall be invested by the Exchange Agent as reasonably directed by the Company; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II.

(b)             Exchange Procedures.

   (i)              Promptly after the Effective Time, the Company shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Otonomo Shares (the “Certificates”) or Book-Entry Shares, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify), (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.2(c), to the extent required, (iii) a declaration (or such other forms as may be required under any applicable Tax law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, and each in such form as may be reasonably requested by the Exchange Agent or the Israeli Paying Agent) in which the beneficial owner of Otonomo Shares provides certain information necessary for the Exchange Agent or Israeli Paying Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling) and, with respect to each holder that is a current, former, or prospective employee or office holder of Otonomo or an Otonomo Subsidiary who is (or who by reference to the employment or office of another person is) to acquire shares of Common Stock pursuant to this agreement and who is subject to tax in the United Kingdom, an election pursuant to section 431(1) of the UK Income Tax (Earnings and Pensions) Act 2003 with the relevant employing entity in relation to such shares of Common Stock (a “431 Election”). Upon (A) in the case of Otonomo Shares represented by a Certificate, the surrender of such certificate for cancellation to the Exchange Agent together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, including, if applicable, a duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms as may be required under any applicable Tax law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling or a 431 Election, and such other documents as may reasonably be required by the Exchange Agent or Israeli Paying Agent; or (B) in the case of Book-Entry Shares, the receipt of an “agent’s message” by the Exchange Agent, the holder of such Certificates or Book-Entry Shares, as applicable, shall be entitled to receive subject to, if applicable, a duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms required to be filed or collected under any applicable Tax Law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling or a 431 Election, in exchange therefor the applicable Merger Consideration to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book-entry form), any dividends or distributions payable pursuant to Section 2.2(c), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of a Certificate which is not registered in the transfer records of Otonomo as of the Effective Time, certificates representing the proper amount of Merger Consideration may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Common Stock to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Company that such Tax has been paid or is not applicable and subject to the provisions of Section 2.2(g). Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.2(c).

  (ii)             Notwithstanding anything to the contrary in this Agreement, any holder of a Book-Entry Share shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1 upon such surrender. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and the Company shall cause the Israeli Paying Agent to pay and deliver immediately after the Effective Time the applicable Merger Consideration pursuant to the provisions of this Article II (and any amounts to be paid pursuant to Section 2.2(c)), subject to any applicable withholding Tax pursuant to Section 2.2(g) and Section 2.2(h), and subject to the submission to the Israeli Paying Agent or the Exchange Agent of any duly completed and validly executed declaration or Qualified Withholding Certificate or such other forms required to be filed or collected under any applicable Tax Law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, and the Book-Entry Shares of such holder shall forthwith be cancelled.

   (iii)            Promptly after the Effective Time, if required under applicable Tax Law, the 104H Tax Ruling, the 104H Interim Ruling or the Withholding Tax Ruling, Company shall cause the Exchange Agent to mail to each holder of Otonomo Warrants, which at the Effective Time were converted into the right to receive the Assumed Company Warrants, as applicable, pursuant to Section 2.1, a declaration (or such other forms as may be required under any applicable Tax Law, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, and each in such form as may be reasonably requested by the Exchange Agent or the Israeli Paying Agent) in which the beneficial owner of Otonomo Warrants provides certain information necessary for the Exchange Agent or Israeli Paying Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the 104H Tax Ruling, the 104H Interim Ruling, the Withholding Tax Ruling and Section 2.2(g)).

   (iv)              It is hereby clarified that in the event that (A) the Withholding Tax Ruling is obtained and (B) there is no requirement under such Withholding Tax Ruling to provide a declaration or any kind of form from holders of Book-Entry Shares and Otonomo Warrants, then the holders of Book-Entry Shares or Otonomo Warrants shall not be required to provide any forms or declaration pursuant to this Section 2.2.

(c)            Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Common Stock represented thereby, until such Certificate has been surrendered in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Common Stock issuable in exchange therefor pursuant to this Article II, together with the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Common Stock, less the amount of any withholding Taxes pursuant to Section 2.2(g).

(d)             No Further Ownership Rights in Otonomo Shares. All shares of Common Stock issued upon the surrender for exchange of Certificates or to the holders of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued in full satisfaction of all rights pertaining to Otonomo Shares previously represented by such Certificates or Book-Entry Shares. At the Effective Time, the share transfer books of Otonomo shall be closed and there shall be no further registration of transfers on the share transfer books of the Surviving Company of Otonomo Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II. Notwithstanding anything to the contrary in this Agreement, Certificates and Book-Entry Shares to be exchanged by any Person constituting an “affiliate” of Otonomo for purposes of Rule 145 under the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations of the Securities Exchange Commission (the “SEC”) thereunder (the “Securities Act”), shall be subject to the restrictions described in such Rule 145.

(e)            Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares one (1) year after the Effective Time, shall be delivered to the Company, upon demand, and any holders of Certificates and Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to the Company for satisfaction of its claim for the Merger Consideration and any dividends or distributions pursuant to Section 2.2(c).

(f)             No Liability. None of the Company, Merger Sub, Otonomo or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any shares of Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to five (5) years after the Effective Time, or immediately prior to such earlier date on which any shares of Common Stock, or any dividends or distributions with respect to shares of Common Stock issuable in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.6), any such shares, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interests of any Person previously entitled thereto.

(g)             Withholding Rights.

   (i)               Otonomo, the Exchange Agent, the Israeli Paying Agent, the 102 Trustee, the Company, the Surviving Company and any other Person who has any obligation to deduct or withhold from any amount or consideration payable pursuant to this Agreement (each such Person, a “Withholding Agent”), shall be entitled to deduct and withhold from any amount or consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Ordinance, any provision of U.S. federal, state, local or non-U.S. Tax law or under any applicable Laws. To the extent such amounts are so deducted or withheld, such amounts shall be timely paid over to the applicable Governmental Authority, and shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Withholding Agent, and the Exchange Agent or other applicable Withholding Agent (if any) shall furnish as promptly as practicable such Person with a documentation evidencing such Tax withholding or deduction.

   (ii)             With respect to Israeli Tax and subject to any other provision to the contrary in the Withholding Tax Ruling, the 104H Tax Ruling or the 104H Interim Ruling, and in accordance with the undertaking of the Israeli Paying Agent to the Exchange Agent provided to the Company prior to the Closing Date by the Exchange Agent, pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the Merger Consideration and Assumed Company Warrants payable or otherwise deliverable hereunder (including any amounts payable in respect of dividends or other distributions on Merger Consideration stock, in accordance with Section 2.2(c)) to each of the holders of Otonomo Shares and Otonomo Warrants (in each case, other than holders of 102 Otonomo Shares) (each, a “Securityholder”) shall be transferred by the Exchange Agent to, and retained by, the Israeli Paying Agent for the respective benefit of each Securityholder for a period of thirty (30) days from Closing (including with respect to any consideration deliverable to the Securityholder as a result of any adjustment pursuant to Section 2.1(f)) or an earlier date required in writing by a Securityholder or the ITA or a later date of up to three hundred and sixty-five (365) days from the Closing as extended by notice of either the Company or Otonomo to the other party, respectively, or such other later date as agreed by the parties (the “Withholding Drop Date”), during which time the Israeli Paying Agent shall not pay or deliver any amounts to a Securityholder and shall not withhold any Israeli Tax from such Merger Consideration, Assumed Company Warrants and any other amounts, except as provided below. During such period, each Securityholder may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Company and the Israeli Paying Agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholdings (the “Qualified Withholding Certificate”). Where a Securityholder submits a Qualified Withholding Certificate to the Israeli Paying Agent no later than three (3) Business Days before the Withholding Drop Date, the Israeli Paying Agent shall withhold and timely transfer to the ITA an amount from the Securityholder’s portion of the Merger Consideration, Assumed Company Warrants and any other amounts, as specified in the Qualified Withholding Certificate. Where a Securityholder fails to submit a Qualified Withholding Certificate to the Israeli Paying Agent by no later than three (3) Business Days before the Withholding Drop Date, the Israeli Paying Agent shall withhold and timely transfer to the ITA an amount from the Securityholder’s portion of the Merger Consideration, Assumed Company Warrants and any other amounts payable, as required under applicable Law. To the extent that the Israeli Paying Agent is obliged to withhold Israeli Taxes on behalf of a Securityholder, the Securityholder shall provide the Israeli Paying Agent with the cash amount due with regards to such Israeli Taxes, within three (3) Business Days from receipt of a request from the Israeli Paying Agent to make such payment, and in any event prior to the release of the Merger Consideration, Assumed Company Warrants and any other amounts deliverable or payable to the Securityholder. In the event that the Securityholder fails to provide the Israeli Paying Agent with the full cash amount necessary to satisfy such Israeli Taxes within such timeframe, the Israeli Paying Agent shall be entitled to sell the Securityholder’s retained shares of Common Stock or exercise the Assumed Company Warrants into Common Stock and sell such Common Stock, on behalf of and for the benefit of such Securityholder on the open market to a person other than the Company or any Affiliate of the Company to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli Taxes due with respect to such Securityholder, net of any expenses, shall be delivered to the applicable Securityholder and the Israeli Taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli Paying Agent in connection with such sale shall be borne by such Securityholder. In the event that the Company, the Exchange Agent, the Israeli Paying Agent or anyone on their behalf receives a demand from the ITA to withhold any amount out of the Merger Consideration, Assumed Company Warrant or any other amounts payable to any of the Securityholders and transfer it to the ITA prior to the Withholding Drop Date, the Israeli Paying Agent shall promptly notify such Securityholders of the demand, and provide such Securityholders with reasonable time (but in no event less than twenty (20) Business Days, unless otherwise explicitly required in writing by the ITA or under any applicable Law) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA, in which time the Merger Consideration, Assumed Company Warrants or any other amounts payable or deliverable shall not be released to such Securityholders. To the extent that a Qualified Withholding Certificate is not timely provided by such recipient to the Israeli Paying Agent, the Israeli Paying Agent shall transfer to the ITA any amount so demanded, including any interest, indexation and fines required in writing by the ITA in respect thereof, following receipt of such amount from Securityholder or sale of such Securityholder’s retained shares of Common Stock (including any Common Stock resulting from the exercise of any Assumed Company Warrants) in accordance with Section 2.2(g)(ii) to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes.

   (iii)           Notwithstanding anything to the contrary in this Agreement, and subject to any other provision to the contrary in the Withholding Tax Ruling, the 104H Tax Ruling or the 104H Interim Ruling with respect to Israeli Tax, until a Securityholder presents to the Israeli Paying Agent a Qualified Withholding Certificate fully exempting the Israeli Paying Agent from Israeli Tax withholding or evidence satisfactory to the Israeli Paying Agent that the full applicable Israeli Tax amount with respect to such Securityholder, as reasonably determined by the Israeli Paying Agent, was withheld and paid to the ITA, any certificates of shares of Common Stock and any Assumed Company Warrants issuable to such Securityholder shall be issued only in the name of the Israeli Paying Agent to be held in trust for and on behalf of and for the benefit of the relevant Securityholder and delivered to such Securityholder in compliance with the withholding requirements under this Section 2.2(g).

   (iv)             Each Person hereby waives, releases and absolutely and forever discharges the Company, the Exchange Agent, the Israeli Paying Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the forfeiture or sale of any portion of the shares of Common Stock (including any Common Stock resulting from the exercise of the Assumed Company Warrants) otherwise deliverable to such Person in compliance with the withholding requirements under this Section 2.2(g). For the avoidance of doubt, each Securityholder entitled to receive shares of Common Stock pursuant to this Agreement (each, a “recipient”) shall be treated as the beneficial owner of such shares of Common Stock for all Tax purposes as of the Effective Time, regardless of whether such shares of Common Stock are held directly or by an Israeli Paying Agent and each of the parties shall cause and instruct the Israeli Paying Agent to act consistent with such treatment for all purposes, including dividend rights applicable to the shares of Common Stock. To the extent the Israeli Paying Agent sells any recipient’s shares of Common Stock, (i) the Israeli Paying Agent shall be acting on behalf of and for the benefit of such recipient, solely as an agent of the recipient, for administrative convenience, (ii) the recipient shall be treated as the seller, and prior to the sale, the beneficial owner of such of shares of Common Stock for all Tax purposes, including Tax reporting, and (iii) the recipient shall be responsible for, and hold the Israeli Paying Agent and each of its respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of such recipient’s shares of Common Stock and the exercise of any Assumed Company Warrants. To the extent that the Israeli Paying Agent is unable, for whatever reason, to exercise the Assumed Company Warrants or to sell the applicable portion of shares of Common Stock required to finance applicable deduction or withholding requirements, then the Israeli Paying Agent shall be entitled to hold all of the Assumed Company Warrants and shares of Common Stock otherwise deliverable to the applicable Person until the earlier of: (a) the receipt of a Qualified Withholding Certificate from the Person fully exempting the Israeli Paying Agent and the Company from Tax withholding; or (b) such time when the Israeli Paying Agent is able to sell the portion of shares of Common Stock otherwise deliverable to such Person that is required to enable the Israeli Paying Agent to comply with such applicable deduction or withholding requirements. Any costs or expenses incurred by the relevant Israeli Paying Agent in connection with such sale shall be borne by, and deducted from the payment to, the applicable Person.

   (v)              Notwithstanding the above, any consideration paid or issued to a holder of Otonomo Stock Options, Otonomo RSU Awards or 102 Otonomo Shares pursuant to this Agreement, shall be subject to deduction or withholding of Israeli Tax under the Ordinance on the sixteenth (16th) day of the calendar month following the month on which the Closing occurs, unless prior to the sixteenth (16th) day of the calendar month following the month on which the Closing occurs, (i) with respect to 102 Securities and 3(i) Awards, the 102 Tax Ruling, if applicable, shall have been obtained providing for no withholding or determining the withholding procedure, and (ii) with respect to holders of Otonomo Stock Options or Otonomo RSU Awards who are not Israeli residents, the Withholding Tax Ruling provides for instructions regarding withholding of Israeli Tax (and if such determination is subject to fulfillment of certain requirements, such requirements shall have been fulfilled).

   (vi)           Any withholding made in NIS with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the payment date and in such manner as the Israeli Paying Agent reasonably determines to be in compliance with applicable Tax law and any Tax ruling issued by the ITA. Any currency conversion commissions shall be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.

(h)            102 Tax Ruling. Otonomo, through its legal and accounting representatives in cooperation with the Company, through its legal and accounting representatives, as soon as practicable after the Agreement Date will approach the ITA, in full coordination with the Company and the Company’s Israeli counsel and Tax advisors, with an application for a ruling (the “102 Tax Ruling”) in relation to the Israeli Tax treatment of 102 Securities and 3(i) Awards under this Agreement to confirm, among other things, that (A) the assumption of the 102 Awards and 3(i) Awards and exchange of 102 Otonomo Shares will not be treated as an Israeli taxable event and that tax continuity shall apply to the applicable Merger Consideration, including the Adjusted RSU Awards; provided, that the applicable consideration paid to holders of 102 Securities is deposited with the 102 Trustee; (B) the Company and anyone acting on its behalf, including the Exchange Agent and the 102 Trustee, shall be exempt from Israeli withholding Tax in relation to any payments or consideration transferred to the 102 Trustee in relation to 102 Securities and 3(i) Awards; (iii) approval of the net-exercise mechanism for 102 Options as described in Section 2.1(d)(ii) above (unless Otonomo obtained from the ITA a customary green-track net-exercise ruling (ITA form 912)), and shall include such additional terms as are customary to be included in such rulings. Subject to the terms and conditions hereof, Otonomo will use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the 102 Tax Ruling as promptly as practicable.

(i)             104H Tax Ruling. As soon as practicable following the Agreement Date, but in any event no later than ten (10) Business Days following the Agreement Date, Otonomo shall in coordination with the Company and its Israeli legal counsel, advisors and accountants prepare and file with the ITA an application for a ruling permitting any holder of Otonomo Shares or Otonomo Warrants who elects to become a party to such a Tax ruling (each, an “Electing Holder”), to defer any applicable Israeli Tax, if applied, with respect to such consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such portion of the consideration by such Electing Holder or such other date set forth in Section 104H of the Ordinance (the “104H Tax Ruling”). If the 104H Tax Ruling is not granted prior to the Closing, Otonomo shall seek to receive prior to the Closing an interim Tax ruling confirming among others that the Company, the Exchange Agent, the Israeli Paying Agent and anyone acting on their behalf will be exempt from Israeli withholding Tax in relation to any payments made to the 104H Trustee (such a ruling, the “104H Interim Ruling”). The Company shall cooperate with Otonomo, the Electing Holders and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling or the 104H Interim Ruling; provided, that any costs associated with the application for the 104H Tax Ruling and the 104H Interim Ruling shall be paid by Otonomo prior to the Closing; and provided, further, that the 104H Interim Ruling or the 104H Tax Ruling shall not impose any material restrictions or obligations on the Company or any affiliate thereof or the Surviving Company. Upon the obtaining of the 104H Tax Ruling and the 104H Interim Ruling, the Company, Otonomo, the Exchange Agent, the Israeli Paying Agent and each Electing Holder (each, if required) shall furnish to the ITA customary approval letters of the terms of such ruling. Notwithstanding the provisions of this Section 2.2(i), if the 104H Tax Ruling or the 104H Interim Ruling shall be received and delivered to the Company at least three (3) Business Days prior to the Withholding Drop Date, then the 104H Tax Ruling shall apply with respect to each Electing Holder and all applicable withholding and reporting procedures with respect to their consideration shall be made in accordance with the provisions of the 104H Interim Ruling and 104H Tax Ruling, as applicable, and Section 104H of the Ordinance. Each of the 104H Tax Ruling or the 104H Interim Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(j)            Withholding Tax Ruling. As soon as practicable following the Agreement Date, but in any event no later than ten (10) Business Days following the Agreement Date, Otonomo shall in coordination with the Company and its Israeli legal counsel, advisors and accountants, prepare and file with the ITA an application for a ruling with respect to (i) any recipient of the Merger Consideration or the Assumed Company Warrants that (A) acquired Otonomo Shares or Otonomo Warrants on or after August 13, 2021, (B) as of the Closing Date (or another date, if required by the ITA), holds less than five percent (5%) of the share capital of Otonomo and (C) is not an Electing Holder, exempting the Company, the Exchange Agent, the Israeli Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration and the Assumed Company Warrants, or clarifying that no such obligation exists and (ii) any recipient of the Merger Consideration (other than those in the preceding sub-clause (i)) and any holder of Otonomo Stock Options and Otonomo RSU Awards (in each case which are not 102 Awards or 3(i) Awards), instructing the Company, the Exchange Agent, the Israeli Paying Agent, the Surviving Company and their respective agents on how such withholding shall be applied, confirming what withholding Tax rate shall be applied and advising on how any such recipients or holders shall be identified (the “Withholding Tax Ruling” which, for removal of doubt, shall be either a separate Tax ruling (or rulings) or incorporated as part of the 104H Tax Ruling or the 104H Interim Ruling). It is hereby clarified that any recipient of the Merger Consideration that acquired its Otonomo Shares prior to August 13, 2021 or that, as of the Closing Date (or another date, if required by the ITA), holds five percent (5%) or more of the share capital of Otonomo may (A) choose to apply the provisions of the 104H Tax Ruling and Section 104H of the Ordinance with respect to the consideration payable to such recipient pursuant to this Agreement by becoming an Electing Holder and following the procedures set out by the ITA in the 104H Tax Ruling with respect to such an election if and to the extent such ruling is obtained, or (B) obtain a Qualified Withholding Certificate. Without limiting the generality of foregoing, the Company shall cooperate with Otonomo and its Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling; provided, that any costs associated with the application for the Withholding Tax Ruling shall be paid by Otonomo prior to the Closing; and provided, further that the Withholding Tax Ruling shall not impose any material restrictions or obligations on the Company or any affiliate thereof or the Surviving Company. Upon the obtaining of the Withholding Tax Ruling, the Company and Otonomo shall furnish to the ITA customary approval letters of the terms of such ruling. Subject to the terms and conditions hereof, Otonomo shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. The Withholding Tax Ruling, if obtained, shall be considered as a Qualified Withholding Certificate.

(k)             Cooperation. The Company and Otonomo shall, and shall cause their respective legal and accounting Representatives to, coordinate and cooperate with each other in good faith with respect to the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, as applicable. The Company and Otonomo shall keep each other updated on any written or oral submission and any discussions or meetings with the ITA relating to the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling. For the avoidance of doubt, Otonomo and its legal and accounting Representatives shall not make any application to the ITA with respect to any matter relating to the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, as applicable, without first consulting with the Company’s Israeli legal counsel and granting the Company’s Israeli legal counsel the opportunity to review, comment on and approve the draft application (which approval shall not be unreasonably withheld, delayed or conditioned), and Otonomo and its legal and accounting Representatives shall enable the Company’s Israeli legal counsel to participate in all material discussions and meetings with the ITA relating thereto. To the extent that the Company’s Israeli legal counsel elects not to participate in any such meeting or discussion, then Otonomo or its legal and accounting Representatives shall provide the Company’s Israeli legal counsel with an update of the discussions or meetings held with the ITA. Notwithstanding anything else in this Section 2.2, the text of the applications for, filing relating to, and the final text of the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, as applicable shall be subject to the prior written confirmation of the Company or its counsel, not to be unreasonably withheld, conditioned, or delayed. Otonomo and its counsel and advisors shall not make any application to, or conduct any material negotiation with, the ITA with respect to matters relating to the subject matter of the 102 Tax Ruling, the 104H Tax Ruling, the 104H Interim Ruling and the Withholding Tax Ruling, without prior coordination with the Company or its counsel, and will enable Company’s counsel to participate in all discussions and meetings relating thereto.

(l)              Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Common Stock as may be required pursuant to Section 2.1(a) and any dividends or distributions payable pursuant to Section 2.2(c); provided, however, that the Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a customary agreement of indemnification in form reasonably satisfactory to the Company, or a bond in such sum as the Company may reasonably direct as indemnity, against any claim that may be made against the Company or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF OTONOMO

Otonomo represents and warrants to the Company and Merger Sub as of the Agreement Date and as of the Closing Date (except for those representations and warranties made as of a specific date or time) as follows (except (i) as set forth in the disclosure schedules (which shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure schedules shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent on its face) delivered by Otonomo to the Company and Merger Sub in connection with the execution and delivery of this Agreement (the “Otonomo Disclosure Schedules”) or (ii) as disclosed in all forms, reports, statements and documents filed with or furnished to the SEC by Otonomo (“Otonomo SEC Reports”) on or after February 1, 2021, and publicly available no later than three (3) Business Days prior to the Agreement Date (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), and without regard to any amendment thereto filed after the Agreement Date):

Section 3.1              Organization and Corporate Power.

(a)             The Otonomo Organizational Documents, as in effect on the Agreement Date, previously made available by Otonomo to the Company, (i) are true, correct and complete and (ii) are in full force and effect. Otonomo is not in default or violation of any provision of the Otonomo Organizational Documents.

(b)             Otonomo is duly formed and organized, validly existing and in good standing (or has the equivalent status under the Laws of its jurisdiction of formation) and has all requisite corporate (or comparable) power and authority to own, lease or operate its assets and properties and to carry on its business as currently conducted.

(c)             Otonomo is qualified to do business and is in good standing (or its equivalent, if applicable) in every jurisdiction in which its ownership or lease of property or assets or the conduct of business as currently conducted requires it to qualify, except where the failure to be so qualified or, where relevant, in good standing, (i) has not had and would not, either individually or in the aggregate, reasonably be expected to be material to Otonomo and the Otonomo Subsidiaries, taken as a whole and (ii) has not had and would not, either individually or in the aggregate, reasonably be expected to have, a material adverse effect on the ability of Otonomo to consummate the transactions contemplated by this Agreement, including the Merger, in accordance with the terms of this Agreement.

Section 3.2              Otonomo Subsidiaries.

(a)             Schedule 3.2(a) of the Otonomo Disclosure Schedules sets forth an accurate and complete list of each Otonomo Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Otonomo Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by Otonomo in each Otonomo Subsidiary and (iii) the names and type of and percentage interests held by any Person other than Otonomo or an Otonomo Subsidiary in each Otonomo Subsidiary. Otonomo does not own (directly or indirectly) or hold the right to acquire any shares, stock, partnership interest or joint venture interest or other equity or voting interest in, or any securities or obligations convertible into or exchangeable for shares, securities or interests, in any other Person.

(b)            Otonomo owns, directly or indirectly, of record and beneficially, all shares, capital stock and other equity interests in each of the Otonomo Subsidiaries, free and clear of all Liens (other than Permitted Liens and Liens arising under applicable Securities Laws), and all such shares, capital stock and other equity interests are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such shares, capital stock and other equity interests). Each Otonomo Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of incorporation, formation or organization, and has all requisite corporate (or comparable) power and authority to own, lease or operate its properties and assets and to carry on its businesses as currently conducted.

(c)                Each Otonomo Subsidiary is qualified to do business and is in good standing (or its equivalent, if applicable) in every jurisdiction in which its ownership or lease of property or assets or the conduct of business as currently conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to be material to Otonomo and the Otonomo Subsidiaries, taken as a whole. The copies of the organizational documents, certificate of incorporation (as applicable), by-laws or similar governing documents of each Otonomo Subsidiary, as in effect on the Agreement Date (collectively, the “Otonomo Subsidiaries Organizational Documents”), previously made available by Otonomo to the Company, (i) are true, correct and complete and (ii) are in full force and effect. None of Otonomo Subsidiaries are in default or in violation of any provision of their respective Otonomo Subsidiaries Organizational Documents.

Section 3.3              Authorization; No Conflicts; Approval.

(a)             Otonomo has full power and authority to execute and deliver this Agreement and each other Transaction Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to Otonomo Shareholder Approval. The execution, delivery and performance of this Agreement and each other Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite action on the part of Otonomo, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement and the other Transaction Agreements (other than obtaining Otonomo Shareholder Approval, filing appropriate merger documents by Otonomo and obtaining a Certificate of Merger from the Israeli Registrar of Companies as required by the Companies Law). This Agreement and each other Transaction Agreement to which Otonomo is a party has been, or will be at or prior to the Closing, duly and validly authorized, executed and delivered by Otonomo, and assuming that this Agreement and each of the Transaction Agreements to which Otonomo is a party to be executed by Otonomo is a valid and binding obligation of the other parties hereto and thereto, this Agreement and each other Transaction Agreement to which Otonomo is a party constitute, or when so executed and delivered will constitute, legal, valid and binding obligations of Otonomo, enforceable against it in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity (the “Enforceability Exceptions”).

(b)             The execution, delivery and performance of this Agreement and each of the Transaction Agreements to be executed by Otonomo and the consummation of the transactions contemplated hereby and thereby, or compliance by Otonomo with any of the provisions hereof or thereof, do not and will not (x) assuming the Otonomo Shareholder Approval is obtained, conflict with or result in any violation of any provision of the Otonomo Organizational Documents, (y) result in a breach or violation of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent or approval or right of first offer or refusal under, any Otonomo Material Contract, or result in the creation of a Lien on any material property or asset of Otonomo or any Otonomo Subsidiary, and (z) subject to the approvals and filings set forth in this Agreement and assuming Otonomo Shareholder Approval is obtained, conflict with or violate any outstanding judgment, order or decree, any applicable Law, or any rule or regulation of any securities exchange on which Otonomo Shares are listed for trading, in each case applicable to Otonomo or any Otonomo Subsidiary or any of the material properties or assets of Otonomo or any Otonomo Subsidiary, except, in the case of clauses (y) and (z) above, for any such conflicts, violations, breaches, defaults or other occurrences which are not reasonably expected, individually or in the aggregate, to be material to Otonomo and the Otonomo Subsidiaries, taken as a whole.

(c)             The affirmative vote (or action by written consent) of the majority of the votes cast by the holders of the Otonomo Shares that are present and voting in person or by proxy (including by voting deed) at a quorate general meeting and compliant with the provisions of Section 320(c) of the Companies Law (the “Otonomo Shareholder Approval”) is the only vote or consent of the holders of any class or series of Otonomo Shares necessary to adopt or approve this Agreement, the other Transaction Agreements to which Otonomo is a party, and the other transactions contemplated by this Agreement.

(d)            The Otonomo Board, at a meeting duly called and held in compliance with the requirements of the Companies Law and the Otonomo Organizational Documents, has unanimously (i) determined that the Merger is advisable, fair to, and in the best interests of, Otonomo and its shareholders, (ii) approved this Agreement, the Merger and the other actions contemplated by this Agreement, and has deemed this Agreement advisable, (iii) determined that considering the financial position of the merging companies, no reasonable concern exists that, as a result of the Merger, the Surviving Company will be unable to fulfill the obligations of Otonomo to its creditors, and (iv) approved and determined to recommend the approval and adoption of this Agreement, the approval of the Merger and thereby approval of the transactions contemplated by this Agreement to the shareholders of Otonomo (collectively, the “Otonomo Recommendation”).

(e)             No insolvency, freeze of proceedings or similar proceedings have been applied for or instituted, nor is any such proceeding legally required to be initiated, against a material portion of the assets of any Otonomo Subsidiary. No Otonomo Subsidiary has ceased or suspended its payments (Zahlungen eingestellt) nor entered into or offered any debt settlement agreements or similar arrangements with creditors.

Section 3.4              Capitalization.

(a)            Schedule 3.4(a) of the Otonomo Disclosure Schedules sets forth, as of the Agreement Date, a true, correct and complete list of the number and class of issued and outstanding shares, shares of capital stock or any other equity or voting securities interests of Otonomo and each Otonomo Subsidiary (collectively, “Otonomo Securities”) and, to the Knowledge of Otonomo, with respect to any 102 Otonomo Shares, lists the name of the beneficial shareholder, the date of grant of the 102 Award under which the shares were issued, the date of deposit of the 102 Award with the 102 Trustee, including the date of deposit of the board resolution and award agreement.

(b)            All the issued and outstanding share capital and other equity or voting securities or interests of Otonomo or any Otonomo Subsidiary (i) have been duly authorized and are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such equity interests) and free of preemptive rights, (ii) were issued in all material respects in compliance with applicable Law, (iii) were issued in compliance with the Otonomo Organizational Documents or the respective Otonomo Subsidiaries Organizational Documents (as applicable), and (iv) were not issued in material breach or violation of any Contract or in breach or violation of any preemptive right or right of first refusal, rights of first offer or similar rights. There are no outstanding options, warrants, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities, options or rights convertible into or exercisable or exchangeable for, any shares or securities or interests containing any equity features of Otonomo or any Otonomo Subsidiary, or Contracts, commitments, understandings or arrangements, by which Otonomo or any Otonomo Subsidiary is or may become bound to issue additional shares or other equity or voting securities or interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any shares or other equity or voting securities or interests.

(c)             There are no securities or rights of Otonomo or any Otonomo Subsidiary, or Contracts, commitments, understandings or arrangements by which Otonomo or any Otonomo Subsidiary is bound obligating any of them to redeem or otherwise acquire any of their respective shares, shares of capital stock or other equity securities or interests. Neither Otonomo nor any of the Otonomo Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for shares or securities having the right to vote) with the share or equity holders of Otonomo or any Otonomo Subsidiary on any matter. There are no voting trusts or other agreements or understandings to which Otonomo or any Otonomo Subsidiary is a party with respect to the voting of their respective shares, shares of capital stock or other equity or voting securities or interests.

(d)            Except as necessary to give effect to the Merger and the other transactions contemplated by this Agreement, there are no (i) Otonomo Securities or (ii) options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by Otonomo or any Otonomo Subsidiary (x) relating to any issued or unissued share capital or equity interest of Otonomo or any Otonomo Subsidiary, (y) obligating Otonomo or any Otonomo Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in, Otonomo or any Otonomo Subsidiary or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of share capital of Otonomo or any Otonomo Subsidiary (each of (x), (y) and (z), collectively, “Otonomo Share Rights”). All outstanding Otonomo Shares are, and all Otonomo Shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Otonomo or any Otonomo Subsidiary to repurchase, redeem or otherwise acquire any share capital or equity interest of Otonomo (including any Otonomo Shares) or any Otonomo Subsidiary or any Otonomo Share Rights or to pay any dividend or make any other distribution in respect thereof or to provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person other than pursuant to the Otonomo Equity Plans.

(e)             Schedule 3.4(e) of the Otonomo Disclosure Schedules contains a true, complete and correct list, as of the Agreement Date, of, with respect to each Otonomo RSU Award, Otonomo Stock Option and Otonomo Warrant, as applicable, (i) the number of Otonomo Shares subject thereto, (ii) the grant date, (iii) the expiration date, (iv) the exercise or base price, (v) applicable vesting schedule, (vi) the names of the holders thereof, (vii) the particular plan pursuant to which such Otonomo Stock Option or Otonomo RSU Award was granted, (viii) whether the Otonomo Stock Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option, (ix) the location of such holder, (x) whether each such Otonomo Stock Option and Otonomo RSU Award was granted pursuant to Section 3(i) or Section 102 of the Ordinance (and specifying the subsection of Section 102 or the tax regimes of other jurisdictions), and (xi) with respect to 102 Awards the date of deposit of the 102 Award with the 102 Trustee, including the date of deposit of the board resolution and award agreement. No holder of Otonomo Stock Options has the ability to early exercise any Otonomo Stock Options for shares of restricted stock under the applicable Otonomo Equity Plan or any other Contract relating to such Otonomo Stock Options. The terms of the applicable Otonomo Equity Plan and the applicable agreements for each Otonomo Stock Option and for each Otonomo RSU Award permit the treatment of such awards as provided in Section 2.1(d) above without the consent or approval of the holders of such securities, the shareholders of Otonomo or otherwise.

(f)             Schedule 3.4(f) of the Otonomo Disclosure Schedules sets forth, as of the Agreement Date, each Person with an offer letter or other Contract that contemplates a grant of Otonomo Stock Options, a grant of Otonomo RSU Awards or grant or issuance of other securities of Otonomo (including, as applicable, the number, series and class of shares, intended exercise price (had the applicable Otonomo Stock Option been granted in the ordinary course of business based on the offer letter or other Contract contemplating such grant, as applicable, that was executed by Otonomo or the applicable Otonomo Subsidiary or otherwise in the ordinary course of business in the absence of this Agreement and the transactions contemplated hereby) and vesting schedule (including, any accelerated vesting) if applicable), or to whom Otonomo has made a binding commitment to grant Otonomo Stock Options, Otonomo RSU Awards or other securities of Otonomo, which have not been granted or issued as of the Agreement Date (together, the “Ungranted Awards”).

Section 3.5              SEC Reports; Financial Statements.

(a)            Otonomo has timely filed all Otonomo SEC Reports required to be filed with the SEC since February 1, 2021, each of which has complied in all material respects with the applicable requirements of the Securities Act and the applicable rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Otonomo SEC Report filed or furnished to the SEC by Otonomo, and in either case, publicly available prior to the Agreement Date (each, an “Otonomo Filed SEC Report”). None of Otonomo Filed SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed or currently contains any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Otonomo Filed SEC Report. Since February 1, 2021, neither Otonomo nor any Otonomo Subsidiary has received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the Otonomo Filed SEC Reports (including the financial statements included therein) that are not resolved, or, as of the Agreement Date, has received any written notice from the SEC or other Governmental Authority that such Otonomo Filed SEC Reports (including the financial statements included therein) are being reviewed or investigated, and, to the Otonomo’s Knowledge, there is not, as of the Agreement Date, any investigation or review being conducted by the SEC or any other Governmental Authority of any Otonomo SEC Documents (including the financial statements included therein). No Otonomo Subsidiary is required to file any forms, reports or other documents with the SEC.

(b)            Except to the extent updated, amended, restated or corrected by a subsequent Otonomo Filed SEC Report, all of the financial statements included in any Otonomo Filed SEC Report, in each case, including any related notes and schedules thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Otonomo Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with the United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments which are not reasonably expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect). The consolidated balance sheets (including the related notes) included in such Otonomo Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Otonomo Filed SEC Report) fairly present, in all material respects, the consolidated financial position of Otonomo and the Otonomo Subsidiaries at the respective dates thereof, and the consolidated statements of operations, shareholders’ equity and cash flows (in each case, including the related notes) included in such Otonomo Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Otonomo Filed SEC Report) fairly present, in all material respects, the consolidated statements of operations, shareholders’ equity and cash flows of Otonomo and the Otonomo Subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments which are not reasonably expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect.

(c)             Each of the principal executive officer of Otonomo and the principal financial officer of Otonomo (or each former principal executive officer of Otonomo and each former principal financial officer of Otonomo, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Otonomo Filed SEC Reports, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Otonomo nor any Otonomo Subsidiary has any outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

   (i)               Otonomo maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Otonomo’s assets.

   (ii)             Otonomo’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Otonomo in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Otonomo’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Otonomo required under the Exchange Act with respect to such reports.

   (iii)           Neither Otonomo nor any Otonomo Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, including any contract or arrangement relating to any transaction or relationship between or among Otonomo or any Otonomo Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Otonomo or the Otonomo Subsidiary in Otonomo’s or any Otonomo Subsidiary’s published financial statements or other Otonomo Filed SEC Reports.

   (iv)             Since February 1, 2021, Otonomo has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in Otonomo’s internal control over financial reporting. There is no outstanding “significant deficiency” or “material weakness” which Otonomo’s independent accountants certify has not been appropriately and adequately remedied by Otonomo. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2, as in effect on the Agreement Date.

Section 3.6              No Material Adverse Effect; Absence of Certain Developments.

(a)             Since December 31, 2021, through the Agreement Date, there has not been any Otonomo Material Adverse Effect.

(b)            Except in connection with the transactions contemplated hereby, since December 31, 2021 through the Agreement Date, Otonomo and each Otonomo Subsidiary has conducted its business in the ordinary course of business consistent with past practice.

Section 3.7              Title to Properties.

(a)            Otonomo and each Otonomo Subsidiary owns good and valid title to, or holds a valid leasehold interest in, all of the material tangible personal property used by it in the conduct of its business, free and clear of all Liens, except for Permitted Liens. Each such item of material tangible personal property is in all material respects in operable condition and repair, subject to normal wear and tear, ongoing repairs, restorations or refurbishments in the ordinary course and obsolescence in the ordinary course.

(b)            Neither Otonomo nor any Otonomo Subsidiary owns any real property, nor has Otonomo or any Otonomo Subsidiary ever owned any real property. Schedule 3.7(b) of the Otonomo Disclosure Schedules contains a list of all real property leased, subleased or occupied by Otonomo and each Otonomo Subsidiary as of the Agreement Date (the “Otonomo Leased Real Property”). Other than the Otonomo Leased Real Property, there is no other real property for which Otonomo or any Otonomo Subsidiary has any material liability. Otonomo has delivered to the Company a true and complete copy of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Otonomo Leased Real Property, including all amendments, terminations and modifications thereof (each, an “Otonomo Lease”). With respect to each Otonomo Lease: (i) either Otonomo or the relevant Otonomo Subsidiary has a valid and enforceable leasehold interest in each parcel or tract of real property leased by Otonomo or the relevant Otonomo Subsidiary (in accordance with the terms of such Otonomo Leases, subject to the Enforceability Exceptions), which has been registered with the appropriate authority where required in accordance with the laws of the relevant jurisdiction; (ii) neither Otonomo nor any Otonomo Subsidiary has received written notice of any existing material defaults thereunder by Otonomo or any Otonomo Subsidiary (as applicable) nor, to the Knowledge of Otonomo, are there any existing material defaults by the lessor, sublessor or other counterparty thereof; (iii) no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default thereunder by Otonomo or any Otonomo Subsidiary (as applicable) or, to the Knowledge of Otonomo, any other party thereto; and (iv) the Otonomo Leased Real Property is in good operating condition and repair, free from structural, physical and mechanical defects, in all material respects is maintained in a manner consistent with standards generally followed with respect to similar properties. Otonomo or an Otonomo Subsidiary currently occupies all of the Otonomo Leased Real Property for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Otonomo Leased Real Property. Neither Otonomo nor any Otonomo Subsidiary could be required to expend more than $50,000 in causing any Otonomo Leased Real Property to comply with the surrender conditions set forth in the applicable Otonomo Lease (excluding moving costs, costs to removal personal property and cabling removal costs).

Section 3.8              Tax Matters.

(a)             Otonomo and the Otonomo Subsidiaries have timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required by Law to be filed by Otonomo or any Otonomo Subsidiary, and all such Tax Returns remain, true, correct and complete in all material respects. All income and other material Taxes due (whether or not shown on any Tax Return) have been timely paid, other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of Otonomo or any Otonomo Subsidiary.

(b)            Each of Otonomo and any Otonomo Subsidiary has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or deemed paid or owed to any employee, independent contractor, creditor, shareholder or any other Person (including, for the avoidance of doubt, any Taxes with respect to the cash out or conversion of any convertible loan or debt, warrant, option, SAFE or any other debt or equity instrument into Otonomo Shares), (ii) timely remitted such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with all applicable Laws with respect to Tax withholding.

(c)             Neither Otonomo nor any Otonomo Subsidiary is currently engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither Otonomo nor any Otonomo Subsidiary has received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the Knowledge of Otonomo, no such dispute or claim is pending. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Otonomo or any Otonomo Subsidiary.

(d)             There are no Liens with respect to Taxes on any of the assets of Otonomo or any Otonomo Subsidiary, other than Permitted Liens.

(e)            Neither Otonomo nor any Otonomo Subsidiary has received a written claim from a jurisdiction where it does not file a Tax Return that it is or may be subject to Taxes by, or may be required to file Tax Returns with respect to such Taxes in, such jurisdiction, which claim has not been resolved. Neither Otonomo nor any Otonomo Subsidiary has or ever had a branch, office, a fixed place of business or other permanent establishment (as such term is defined in an applicable double tax treaty) in any country other than its country of incorporation.

(f)              Neither Otonomo nor any Otonomo Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or similar provision of state, local or foreign Law).

(g)             Other than in connection with the transactions contemplated hereby, neither Otonomo nor any Otonomo Subsidiary has requested, entered into, been issued or received any ruling or determination related to Taxes from any Governmental Authority that would reasonably be expected to affect Otonomo’s or any Otonomo Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

(h)            Neither Otonomo nor any Otonomo Subsidiary (i) has any material liability for the Taxes of any Person (other than Otonomo or another Otonomo Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor or by Contract (except for any such agreements that are commercial contracts not primarily relating to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Otonomo or any Otonomo Subsidiary.

(i)           Neither Otonomo nor any Otonomo Subsidiary is a party to, or bound by, or has any material obligation with respect to Taxes of any Person (other than Otonomo or another Otonomo Subsidiary) under any Tax allocation, Tax sharing, Tax indemnification or similar agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j)             Within the past two years, neither Otonomo nor any Otonomo Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or a similar provision of state, local or non-U.S. Tax Law).

(k)             Otonomo was not a passive foreign investment company, as defined in Section 1297(a) of the Code (“PFIC”) for the 2021 taxable year. To the Knowledge of Otonomo, Otonomo was a PFIC for its taxable year ending on December 31, 2022.

(l)              All material documentation required by relevant transfer pricing laws has been timely prepared or obtained and, if necessary, retained by Otonomo and each of the Otonomo Subsidiaries.

(m)           Otonomo and each Otonomo Subsidiary is registered (where required) for the purposes of VAT. Neither Otonomo nor any Otonomo Subsidiary (i) has made any exempt transactions (as defined in the Israeli Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all Israeli VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has failed to collect and remit to the relevant Tax authority all output Israeli VAT which it is required to collect and remit under any applicable Law, and (iii) has received a refund for input Israeli VAT for which it is not entitled under any applicable Law.

(n)             Neither Otonomo nor any Otonomo Subsidiary is aware of the existence of or has Knowledge of any fact, agreement, plan or circumstance, or has taken, agreed, or omitted to take any action, that would reasonably be expected to prevent or impede the Intended U.S. Tax Treatment.

(o)             Otonomo and the Otonomo Subsidiaries comply in all material respects with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder.

(p)             Neither Otonomo nor any of the Otonomo Subsidiaries is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

(q)            Neither Otonomo nor any of the Otonomo Subsidiaries (i) has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, or (ii) is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax law, and including with respect to VAT.

(r)              Otonomo is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(s)             Otonomo has provided to the Company all material documentation relating to any applicable Tax holidays or incentives. Otonomo is in compliance with all material terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sharing arrangement or order of any relevant Governmental Authority and, the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption, Tax holiday or other Tax-sharing arrangement or order. Otonomo has never made any election to be treated or claimed any benefits as “Beneficial Enterprise” (Mifaal Mutav) or “Approved Enterprise” (Mifaal Meushar) or otherwise nor did it take any position of being a “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 1959. Otonomo has not taken any position that it meets the requirements under the so called “The Angels Law” pursuant to Section 20 of the 2011-2012 Economic Policy Law (Legislation Amendments), 2011 and any amendments thereto.

(t)             Each Otonomo Equity Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) and 102(b)(3) of the Ordinance (each, a “Section 102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All 102 Securities which were issued under any Section 102 Plan were and are currently in compliance in all respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA.

(u)           Otonomo and the Otonomo Subsidiaries do not infringe or violate any term or condition for the validity or effectiveness of any ruling or other written agreement with the ITA, and is in full compliance with such ruling or agreement, and the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of such rulings or agreement.

(v)            No Contract, agreement or arrangement between Otonomo and any Otonomo Service Provider is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state Law equivalent), Section 457A of the Code (or any state Law equivalent) and, in each case, the regulations and guidance thereunder (“Section 409A”). No Otonomo Stock Option or other stock right of Otonomo (as defined in U.S. Treasury Regulation 1.409A-1(l)) (A) has an exercise price that has been or may be less than the fair market value of the underlying stock as of the date such option or right was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, (C) has been granted with respect to any class of stock of Otonomo that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A), or (D) has ever been accounted for other than fully in accordance with GAAP in Otonomo’s audited financial statements.

(w)            The Bridge Loans provided by Otonomo to the Company pursuant to Section 5.28, if any, (i) reflect arm’s length terms in all respects and (ii) are treated as indebtedness for Tax purposes under the Tax Laws of the United States and Israel.

(x)             No Subsidiary of Otonomo owns, directly or indirectly, any Otonomo Shares.

(y)             Notwithstanding any other provision in this Agreement, the representations and warranties in Section 3.5, Section 3.8 and Section 3.14 (to the extent expressly related to Taxes) are the sole and exclusive representations and warranties of Otonomo and the Otonomo Subsidiaries in respect of Taxes.

Section 3.9              Contracts and Commitments.

(a)             Other than any Otonomo Benefit Plan and except as set forth on Schedule 3.9(a) of the Otonomo Disclosure Schedules and, without any requirement of listing any “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) that is filed as an exhibit, without any redactions and including schedules and exhibits, to the Otonomo SEC Reports prior to the Agreement Date, neither Otonomo nor any Otonomo Subsidiary is, as of the Agreement Date, a party to (collectively, the “Otonomo Material Contracts”):

   (i)                 any collective bargaining agreement or other Contract with any labor union, labor organization, works council, employee representative body or other similar labor organization (each, a “Union”);

   (ii)               any Contract or indenture or similar instrument relating to Indebtedness of Otonomo or any Otonomo Subsidiary (without regard to clause (2) in the last sentence of the definition thereof) or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of Otonomo or any Otonomo Subsidiary;

   (iii)             any guaranty by Otonomo or any Otonomo Subsidiary of any obligation for Indebtedness (without regard to clause (2) in the last sentence of the definition thereof) or other material guaranty by Otonomo or any Otonomo Subsidiary;

   (iv)              any Otonomo Lease;

    (v)                any individual lease or other Contract under which Otonomo or any Otonomo Subsidiary is lessee of, or holds or operates any personal property, owned by any other party, for which the annual rental exceeds $1,000,000;

    (vi)              any individual lease or other Contract under which Otonomo or any Otonomo Subsidiary is lessor of or permits any third party to hold or operate any personal property for which the annual rental exceeds $1,000,000;

   (vii)            any material Intellectual Property Agreements, other than (A) Non-Negotiated Vendor Contracts; (B) Contracts for the non-exclusive license of Intellectual Property granted by Otonomo or any Otonomo Subsidiary to customers in the ordinary course of business; and (C) Open Source Licenses;

   (viii)          any Contract that purports to limit the ability of Otonomo or any Otonomo Subsidiary from competing with any Person, operating or doing business in any location, market or line of business (other than, for the avoidance of doubt, any field of use or geographical limitations under Otonomo’s or any Otonomo Subsidiary’s ordinary course license agreements that do not otherwise restrict competition);

   (ix)              any Contract providing for indemnification by Otonomo or any Otonomo Subsidiary of any Person, except for any such Contracts with reasonable or customary limitations of liability (including exclusions therefrom) that are entered into in the ordinary course of business consistent with past practice;

   (x)                any Contract that (A) contains any “most favored nation” or similar provision in favor of any other Person, or (B) grants to any other Person any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

   (xi)              any Contract that would require the disposition of any material assets or line of business of Otonomo or any Otonomo Subsidiary;

   (xii)            any joint venture, strategic alliance and similar Contract;

   (xiii)          any Contract entered into for the settlement of any Action for which Otonomo or any Otonomo Subsidiary has any ongoing liability or obligation;

   (xiv)          any Contract requiring or providing for any capital expenditure by Otonomo or any Otonomo Subsidiary in excess of $1,000,000;

   (xv)            any Contract relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) by Otonomo or any Otonomo Subsidiary of any Person or material line of business entered into during the past two (2) years or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business; and

   (xvi)          any Contract, excluding Otonomo Leases, that requires (A) the payment or delivery by Otonomo or any Otonomo Subsidiary of cash or other consideration in an amount or having a value in excess of $1,000,000 in the aggregate per Contract or series of Contracts with the same party, or (B) the performance of services by Otonomo or any Otonomo Subsidiary having a value in excess of $1,000,000 in the aggregate per Contract or series of Contracts with the same party.

(b)            Each Otonomo Material Contract is in full force and effect, and is the legal, valid and binding obligation of either Otonomo or any Otonomo Subsidiary which is party thereto, and, to the Knowledge of Otonomo, of the other parties thereto, enforceable against each of them in accordance with its terms, subject to any Enforceability Exceptions. Neither Otonomo nor any Otonomo Subsidiary is in material breach of, or material default under any Otonomo Material Contract, and, to the Knowledge of Otonomo, the other party to each Otonomo Material Contract is not in material default thereunder. No event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of Otonomo or any Otonomo Subsidiary or, to the Knowledge of Otonomo, any other party under any Contract listed on Schedule 3.9(a) of the Otonomo Disclosure Schedules. No party to any Otonomo Material Contract has given Otonomo or any Otonomo Subsidiary written notice of its intent to terminate or materially modify or amend the terms and conditions of any Otonomo Material Contract, and no party has given Otonomo or any Otonomo Subsidiary written notice of any material claim or dispute with respect to any Otonomo Material Contract or written notice claiming that any other party is in breach of, or default under, any Otonomo Material Contract. Otonomo has made available to the Company true, correct and complete copies of each Otonomo Material Contract, together with all amendments, modifications or supplements thereto. Upon consummation of the transactions contemplated by this Agreement, each Otonomo Material Contract shall remain in full force and effect at the Effective Time without any loss of benefits thereunder and without the need to obtain the consent of any party thereto with respect to the transactions contemplated by this Agreement or any other Transaction Agreement, in each case except for the expiration, termination or cancellation of any Otonomo Material Contract pursuant to its terms as of the Agreement Date.

Section 3.10            Intellectual Property; IT and Privacy Matters.

(a)             Schedule 3.10(a) of the Otonomo Disclosure Schedules sets forth a complete and accurate list of all (i) issued patents and pending applications therefore, (ii) trademark and service mark registrations and pending applications therefore, (iii) copyright registrations and pending applications therefore, and (iv) internet domain name registrations, in each case, that are owned or purported to be owned by Otonomo or any of its Subsidiaries (collectively, the “Otonomo Registered Intellectual Property”). For each item of Otonomo Registered Intellectual Property, Schedule 3.10(a) of the Otonomo Disclosure Schedules lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each domain name registration, the applicable domain name registrar, the name of the registrant and the expiration date for the registration. Each item of Otonomo Registered Intellectual Property is Otonomo Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, Otonomo owns all right, title and interest in the Otonomo Intellectual Property free and clear of all Liens, other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, each item of material Otonomo Registered Intellectual Property has been duly registered in, filed in or issued by an official governmental register or issuer (or officially recognized register or issuer) for such Intellectual Property and each such registration, filing, issuance or application, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, each of Otonomo and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for, used or held for use in the conduct of the business of Otonomo and its Subsidiaries in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement by Otonomo, nor the performance of this Agreement by Otonomo, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Otonomo or any of its Subsidiaries in any Otonomo Intellectual Property except as would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, no third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right or other option to acquire ownership or exclusive rights in, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Otonomo Intellectual Property.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, neither Otonomo nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither Otonomo nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that Otonomo or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect. To the Knowledge of Otonomo, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Otonomo or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect. Neither Otonomo nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or violation which alleged infringement, misappropriation, dilution or violation, if true, would reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, there are no written orders, judgments, holdings, consents, decrees, settlements or rulings with respect to Otonomo Intellectual Property to which Otonomo or any of its Subsidiaries is bound (excluding, for the avoidance of doubt, ordinary course determinations by the United States Patent and Trademark Office or any equivalent foreign governmental authority).

(d)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect: (i) Otonomo and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Otonomo Intellectual Property, (ii) all Otonomo Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Otonomo, adequate for protection against unauthorized disclosure or use, (iii) to the Knowledge of Otonomo, there has been no unauthorized disclosure of any Otonomo Intellectual Property, (iv) all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Otonomo and its Subsidiaries, who have contributed to or participated in the conception and development of Intellectual Property for such entities (“IP Contributor”) have entered into valid and binding proprietary rights agreements with Otonomo or any of its Subsidiaries assigning such Intellectual Property to Otonomo or any of its Subsidiaries, except for such rights which cannot be assigned under applicable law (including, with regards to Israeli employees, waiving all non-assignable rights (including moral rights) and any right to receive royalties or compensation under applicable law with respect to such Intellectual Property), and (v) no IP Contributor has asserted, nor has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Otonomo Intellectual Property (other than payments which are required to be paid in the ordinary course of business to employees and service providers of Otonomo or any of its Subsidiaries for the development of Otonomo Intellectual Property).

(e)           No IP Contributor from Israel is or has performed services for, was engaged by or with, or otherwise is or was under restrictions resulting from any IP Contributor’s relations with, any third party including, without limitation, any Governmental Authority (including the Israeli Defense Force), university, college or other academic or educational institution or research center during the time such IP Contributor is or was so involved in, or contributing to the creation or development of any Otonomo Intellectual Property.

(f)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, neither Otonomo nor any of its Subsidiaries has used, modified, linked to or distributed any Open Source Software in a manner that: (i) requires the disclosure, licensing or distribution of any source code for any Otonomo Product (other than with respect to any such Open Source Software itself); (ii) imposes any restriction on the consideration to be charged for the distribution of any Otonomo Products; or (iii) creates obligations for Otonomo or any of its Subsidiaries with respect to the Otonomo Products (other than with respect to any such Open Source Software itself), or grants to any third party any rights or immunities under any Otonomo Intellectual Property.

(g)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect: (i) no source code for any Otonomo Products has been delivered, licensed or made available to any escrow agent or other Person who was not, as of the time thereof, an employee or independent contractor of Otonomo or any of its Subsidiaries subject to reasonably customary and enforceable confidentiality and limited use obligations, (ii) neither Otonomo nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Otonomo Products to any escrow agent or other Person, and (iii) to the Knowledge of Otonomo, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code for any Otonomo Products to any other Person who is not, as of the Agreement Date, an employee or independent contractor of Otonomo or any of its Subsidiaries subject to reasonably customary and enforceable confidentiality and limited use obligations.

(h)            No funding, facilities, or, to Otonomo’s Knowledge, personnel of any Governmental Authority were used by Otonomo to develop or create, in whole or in part, any Otonomo Intellectual Property in a manner that grants to such Governmental Authority any present or contingent rights or license with respect to any Otonomo Intellectual Property.

(i)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, neither Otonomo nor any of its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards organization, body, working group or any similar organization that requires Otonomo or any of its Subsidiaries to grant or offer to any Person any license or right to any Otonomo Intellectual Property or to refrain from enforcing any Otonomo Intellectual Property.

(j)            Neither Otonomo nor any Subsidiary of Otonomo is a party to any Contract which, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to (1) except as would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, any Otonomo Intellectual Property existing prior to the Closing Date, or (2) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any Company Intellectual Property (for clarity, not including Otonomo Intellectual Property) existing prior to the Closing Date.

(k)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, (i) the Otonomo IT Assets operate in all material respects in accordance with their documentation and functional specifications and as required by Otonomo and its Subsidiaries to operate the business of Otonomo and its Subsidiaries as presently conducted and have not, since October 1, 2019, materially malfunctioned or failed, (ii) Otonomo and its Subsidiaries have implemented appropriate measures to protect the confidentiality and security of such Otonomo IT Assets and information transmitted, stored or contained therein against any unauthorized use, access, interruption or corruption and (iii) Otonomo and its Subsidiaries have implemented commercially reasonable and regularly tested data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Otonomo IT Assets and information transmitted, stored or contained therein.

(l)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, (i) all material Otonomo IT Contracts are valid, binding and in full force and effect and Otonomo and the Otonomo Subsidiaries (as applicable) comply and have complied with all material Otonomo IT Contracts in all material respects and (ii) no notices of breach or termination have been served on or by Otonomo or the Otonomo Subsidiaries in respect of any Otonomo IT Contracts and there are and have been no claims, disputes or proceedings arising or threatened under any Otonomo IT Contracts.

(m)           Otonomo and each of its Subsidiaries, and to the Knowledge of Otonomo, all vendors, partners, or other third parties that Process Personal Information on behalf of, or that otherwise share Personal Information with, Otonomo or any of its Subsidiaries (in the case of such vendors, partners, and other third parties, relating to Otonomo or any of its Subsidiaries) (“Otonomo Data Partners”) are, and have at all times during the past three (3) years been, in compliance in all material respects with all (i) Privacy Laws, (ii) Otonomo’s and its Subsidiaries’ policies, representations, and notices (collectively, the “Otonomo Privacy Notices”), (iii) the requirements of any industry standard or self-regulatory organization by which Otonomo or any of its Subsidiaries is bound, and (iv) contractual commitments by which Otonomo or any of its Subsidiaries is bound, in each case of (ii) – (iv), relating to privacy, data protection, security, or the Processing of Otonomo Data (collectively, (i) – (iv), “Otonomo Privacy Obligations”). Otonomo and each of its Subsidiaries has at all applicable times during the past three (3) years provided all material notices and obtained all material authorizations, consents, and rights, in compliance in all material respects with Otonomo Privacy Obligations, to Process Otonomo Data as Processed by or for Otonomo or any of its Subsidiaries.

(n)             Otonomo and each of its Subsidiaries has implemented and maintained reasonable and appropriate physical, technical and organizational measures designed to protect the Otonomo IT Assets and Otonomo Data. There has been no (i) material security incident, breach, or successful ransomware, denial of access attack, denial of service attack, hacking, or similar event with respect to any Otonomo IT Asset, nor (ii) any material unauthorized, accidental, or unlawful access to, or destruction, loss, alteration disclosure, or other Processing of, Otonomo Data (each, in the case of (i) and (ii), an “Otonomo Security Incident”). None of Otonomo or any of its Subsidiaries, nor, to the Knowledge of Otonomo, the Otonomo Data Partners, has made, or been required to make, any disclosure or notification to any Person under any Otonomo Privacy Obligation in connection with any Otonomo Security Incident. None of Otonomo or any of its Subsidiaries has received any notification from any Governmental Authority or other Person of any material Action relating to privacy, data protection, security, or the Processing of Otonomo Data or that alleged any violation of any Otonomo Privacy Obligation. To the Knowledge of Otonomo, there has never been any audit, investigation, or enforcement action (including any fines or other sanctions) by any Governmental Authority or other Person relating to any Otonomo Security Incident or violation of any Otonomo Privacy Obligation.

Section 3.11          Litigation. In the last three (3) years, there have not been, and there are no Actions pending or, to the Knowledge of Otonomo, threatened against Otonomo or any Otonomo Subsidiary or any of their respective properties, rights, assets, officers, directors, or employees (in their capacity as such), at law or in equity, or before or by any Governmental Authority (a) seeking to prevent or materially delay the ability of Otonomo to consummate the transactions contemplated hereby or (b) that would, individually or in the aggregate, reasonably be expected to be material to Otonomo and the Otonomo Subsidiaries, taken as a whole. Neither Otonomo or any of its rights, assets and properties nor any Otonomo Subsidiary or any of its rights, assets and properties is subject to any outstanding Governmental Order as of the Agreement Date.

Section 3.12           Undisclosed Liabilities. Except for (a) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of Otonomo as of December 31, 2021 (including the notes to such balance sheet), (b) Liabilities incurred in the ordinary course of business and consistent with past practice since December 31, 2021 (none of which are Liabilities related to a breach of Contract, breach of warranty, tort, infringement, or violation of applicable Law), and (c) Transaction Expenses, Indebtedness, and Taxes, neither Otonomo nor any Otonomo Subsidiary has any material Liabilities, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Otonomo (or disclosed in the notes to such balance sheet).

Section 3.13            Governmental Consents. Except for the requirements of Securities Laws, Nasdaq and any other regulations that are required for the consummation of the transactions contemplated hereby, no consent, approval, order or authorization of, or registration, declaration, notification or filing with, any Governmental Authority (collectively, “Governmental Filings”) is necessary or required (insofar as any such consent, approval, order or authorization, registration, declaration, notification or filing is required to be sought by Otonomo) in connection with any of the execution, delivery or performance of this Agreement or the other Transaction Agreements to be executed by Otonomo or any Otonomo Subsidiary or the consummation by Otonomo or any Otonomo Subsidiary of the transactions contemplated hereby or thereby.

Section 3.14            Employee Benefit Plans.

(a)            Schedule 3.14(a)(i) of the Otonomo Disclosure Schedules sets forth a complete list, as of the Agreement Date, of each material Otonomo Benefit Plan (other than any individual employment offer letters or individual equity awards that follow the forms set forth on Schedule 3.14(a) of the Otonomo Disclosure Schedules in all material respects), separately identifying any Otonomo Non-U.S. Benefit Plan. With respect to each material Otonomo Benefit Plan, Otonomo has made available to the Company true, complete and correct copies of, as applicable: (i) all material plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto or, with respect to any Otonomo Benefit Plan that has not been reduced to writing, a description of the material terms thereof; (ii) the most recent summary plan description, including any summary of material modifications; (iii) the most recent annual report (Form 5500) filed with the IRS Internal Revenue Service (the “IRS”); (iv) the most recently received IRS determination or opinion letter (or, for any Otonomo Non-U.S. Benefit Plan, any similar determination by an applicable Governmental Authority); (v) the most recent summary annual report, actuarial report or other financial statement relating to such Otonomo Benefit Plan; (vi) all material records, notices and filings concerning IRS or U.S. Department of Labor audits or investigations; and (vii) all material, non-routine communications relating to any Otonomo Benefit Plan with any Governmental Authority in the last year.

(b)            Each Otonomo Benefit Plan (including, without limitation, any Otonomo Non-U.S. Benefit Plan) has been maintained, operated and administered in all material respects in compliance in form and operation with its terms and all applicable Laws, including, if applicable, ERISA and the Code. There are no material Actions (other than routine claims for benefits) pending or, to the Knowledge of Otonomo, threatened against, by or on behalf of any Otonomo Benefit Plan or, to the Knowledge of Otonomo, any administrator or fiduciary thereof. With respect to each Otonomo Benefit Plan, all contributions and premium payments for all time periods ending on or prior to the Effective Time have been paid or made in full, or, to the extent not yet due, properly accrued on Otonomo’s financial statements in accordance with GAAP except as would not reasonably be expected to result in a material liability to Otonomo and the Otonomo Subsidiaries, taken as a whole. Except as would not reasonably be expected to result in an Otonomo Material Adverse Effect, neither Otonomo nor any Otonomo Subsidiary nor, to the Knowledge of Otonomo, any of their respective agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Otonomo Benefit Plan.

(c)            Each Otonomo Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Otonomo Benefit Plan and, to the Knowledge of Otonomo, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Otonomo Benefit Plan. Each trust established in connection with any Otonomo Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(d)            Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event(s)) would reasonably be expected to: (i) result in any material payment to any Otonomo Service Provider, (ii) result in the acceleration of the time of payment or the funding or vesting of any payment of compensation or benefits to any Otonomo Service Provider, or (iii) materially increase the amount payable to an Otonomo Service Provider pursuant to any of the Otonomo Benefit Plans, including without limitation, any Otonomo Non-U.S. Benefit Plans.

(e)             No amount that could be, or has been, received by any Otonomo Service Provider under any Otonomo Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement would, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise Tax under Section 4999 of the Code.

(f)              Neither Otonomo nor any Otonomo Subsidiary has any current or contingent obligation to make a “gross-up” or similar payment or reimbursement in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.

(g)           Neither Otonomo nor any Otonomo Subsidiary nor any Otonomo ERISA Affiliate thereof, either currently or within the past six (6) years, maintains or maintained, contributes or contributed to, sponsors or sponsored or otherwise has or had any liability or obligation (contingent or otherwise) with respect to (i) a “multiemployer plan” subject to ERISA that is described in Section 3(37) of ERISA, (ii) a pension plan subject to Title IV of ERISA or Sections 412 or 430 of the Code (or similar provision of state, local or foreign Law), or (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) a “voluntary employee benefit association” (within the meaning of Section 501(c)(9) of the Code). No liability under Title IV of ERISA has been or, to the Knowledge of Otonomo, is reasonably expected to be incurred by Otonomo nor any Otonomo Subsidiary.

(h)             Neither Otonomo nor the Otonomo Subsidiaries is obligated to provide coverage under any retiree or post-employment health, accident, disability or life or other welfare insurance to any Person (or any spouse, beneficiary or dependent thereof), other than health continuation coverage to the extent required by Law or for which the recipient pays the full cost of coverage.

(i)              None of Otonomo, any Otonomo Subsidiaries or any of their respective Otonomo ERISA Affiliates has at any time maintained, established, sponsored, participated in or contributed to, and no Otonomo Benefit Plan is, a self-insured plan that provides medical, dental or similar healthcare benefits to employees (including any such plan pursuant to which a stop-loss policy or Contract applies). No Otonomo Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(j)              Each Otonomo Benefit Plan maintained, sponsored or contributed to for the benefit of Otonomo Service Providers located outside of the United States (each, an “Otonomo Non-U.S. Benefit Plan”) except as would not reasonably be expected to result in a material liability to Otonomo and the Otonomo Subsidiaries, taken as a whole, (i) complies in all respects with applicable Law, (ii) is funded or book reserved, as appropriate, to the extent such Otonomo Non-U.S. Benefit Plan is required by Law or the terms of the plan to be funded or book-reserved, (iii) has been registered to the extent required, and has been maintained in good standing with applicable Governmental Authorities, and (iv) if required by Law or the terms of such Otonomo Non-U.S. Benefit Plan to qualify for special Tax treatment, meets all requirements for such treatment. No Otonomo Non-U.S. Benefit Plan contains or has ever contained a “defined benefit provision” or otherwise provided any defined benefit pensions.

(k)            Otonomo’s or any Israeli Otonomo Subsidiary’s obligation to provide statutory severance pay to its employees pursuant to the Severance Pay Law (5723-1963) are fully covered by the Section 14 Arrangement under the Israeli Severance Pay Law – 1963 (the “Section 14 Arrangement”) or reflected in the Otonomo Financial Statements. The Section 14 Arrangement was properly applied in accordance with all applicable Israeli law (including, in accordance with the terms of the general permit issued by the Israeli Labor Minister and the terms of the applicable extension orders) regarding all current Israeli employees, based on their full salaries as of the commencement date of their employment.

Section 3.15            Insurance.

(a)           Schedule 3.15 of the Otonomo Disclosure Schedules sets forth each material insurance policy maintained by Otonomo and the Otonomo Subsidiaries on their properties, assets, products, business or personnel (other than policies underlying any Otonomo Benefit Plans) with respect to the policy period that includes the Agreement Date (the “Otonomo Insurance Policies”). True and complete copies of the Otonomo Insurance Policies have been delivered or made available to the Company. All such Otonomo Insurance Policies (i) are in full force and effect and shall be outstanding and in full force and effect without interruption at and after the Effective Time until their respective termination dates or until their earlier termination by the respective insurers or by the Otonomo pursuant to their terms, (ii) all premiums with respect thereto covering all periods up to the Effective Time will have been paid, and (iii) shall otherwise be maintained by Otonomo and the Otonomo Subsidiaries in full force and effect in all material respects as they apply to any matter, action or event relating to Otonomo and the Otonomo Subsidiaries occurring through the Effective Time. Neither Otonomo nor any Otonomo Subsidiary has received a written notice of cancellation of, or communication of default under, any of the Otonomo Insurance Policies or of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any of the Otonomo Insurance Policies or refusal of any coverage or rejection of any claim under any such policy or any material changes that are required in the conduct of the business of Otonomo or any Otonomo Subsidiary as a condition to the continuation of coverage under, or renewal of, any of the Otonomo Insurance Policies. Neither Otonomo nor any Otonomo Subsidiary is in default with respect to any provision contained in any Otonomo Insurance Policy or has failed to give any notice or present any claim under any Otonomo Insurance Policy in due and timely fashion. There is no pending claim by Otonomo or any Otonomo Subsidiary against any insurance carrier under any such insurance policy for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

(b)            Otonomo and each of the Otonomo Subsidiaries are, and continually since the later of December 31, 2021 or the date of acquisition by Otonomo with respect to any Otonomo Subsidiaries have been, insured against such losses and risks and in such amounts as are customary in the business in which they are engaged and as required by applicable Law, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect.

Section 3.16            Environmental Matters.

(a)            Otonomo and the Otonomo Subsidiaries are, and have been during the past three (3) years, in compliance in all material respects with all Environmental Laws, which compliance includes the possession of and compliance with all permits required under Environmental Laws, applicable to their operations and their occupancy of the real property listed on Schedule 3.16 of the Otonomo Disclosure Schedules.

(b)            Neither Otonomo nor any Otonomo Subsidiary has during the past three (3) years received written notice from any Governmental Authority regarding any actual or alleged material violation of any Environmental Laws applicable to its operations at the real property listed on Schedule 3.16 of the Otonomo Disclosure Schedules that is unresolved.

(c)             Neither Otonomo nor any Otonomo Subsidiary is subject to any pending or, to the Knowledge of Otonomo, threatened, Actions asserting a material remedial obligation or material liability under Environmental Laws.

(d)           Neither Otonomo nor any Otonomo Subsidiary is subject to any outstanding Governmental Order pursuant to any applicable Environmental Law, which Governmental Order imposes material obligations or material liabilities on Otonomo or any Otonomo Subsidiary.

(e)             Neither Otonomo nor any Otonomo Subsidiary has (i) treated, stored, disposed of, arranged for, or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, or released any Hazardous Material, or (ii) owned or operated any facility or property which is contaminated by any Hazardous Material by Otonomo or any Otonomo Subsidiary, in each case, so as to give rise to a material liability of Otonomo or any Otonomo Subsidiary pursuant to any Environmental Laws.

(f)              Neither Otonomo nor any Otonomo Subsidiary has retained or assumed, either contractually or by operation of law, any material liability or obligation of another Person pursuant to Environmental Laws.

(g)             Otonomo has made available to the Company all environmental reports, studies, audits or analyses in its possession identifying material environmental, health or safety liabilities with respect to Otonomo and the Otonomo Subsidiaries.

Section 3.17           Affiliated Transactions. Except (a) for the provision of compensation and benefits to Otonomo Service Providers and other employment or service provider arrangements in the ordinary course of business and Contracts with securityholders of Otonomo entered into in connection with the applicable securities, (b) arrangements and Contracts with an Otonomo Subsidiary, and (c) Otonomo Benefit Plans, no Affiliate or shareholder of Otonomo, any director, officer or manager of Otonomo or any Otonomo Subsidiary (other than Otonomo and the Otonomo Subsidiaries) is a party to any Contract that is still in effect with Otonomo or any Otonomo Subsidiary or has any ownership or financial interest in any material asset or property owned by Otonomo or any Otonomo Subsidiary.

Section 3.18           Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Otonomo or any Otonomo Subsidiary or any of their respective shareholders or Affiliates.

Section 3.19            Permits; Compliance with Laws.

(a)             Otonomo and each Otonomo Subsidiary holds and is in compliance, in all material respects, with all material licenses, approvals, consents, certificates, registrations, franchises and permits of any Governmental Authority or pursuant to any applicable Law which are required for the operation of Otonomo or the Otonomo Subsidiaries or which are necessary for them to own, lease and operate properties and assets or to carry on their businesses as presently conducted (collectively, the “Otonomo Permits”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, all Otonomo Permits are in full force and effect and no default (with or without notice, lapse of time or both) has occurred under any such Otonomo Permit. Neither Otonomo nor any Otonomo Subsidiary has received written notice of any Actions pending or, to the Knowledge of Otonomo, threatened, relating to the suspension, revocation, withdrawal or material modification of any Otonomo Permit.

(b)             Otonomo and the Otonomo Subsidiaries are, and have been during the past three (3) years, in compliance in all material respects with all Laws and Governmental Orders applicable to them or any of their respective properties, rights or assets.

(c)             Otonomo is, and has been since August 13, 2021, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(d)             The business of Otonomo or any Otonomo Subsidiary as currently conducted does not require Otonomo or any Otonomo Subsidiary to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 5734-1974, or from the Israeli Ministry of Economy pursuant to the Defense Export Control Law 2007, or under any other legislation regulating the development, commercialization or export of technology.

Section 3.20            Employees.

(a)             (i) neither Otonomo nor any of the Otonomo Subsidiaries is party to or bound by any collective bargaining or any similar agreement with any Union that pertains to Otonomo Employees, (ii) no Otonomo Employees are represented by any Union, (iii) no Union has made a demand for recognition to Otonomo or any Otonomo Subsidiary or a request for recognition to any Governmental Authority, and (iv) there is no pending Union representation petition, whether filed with the National Labor Relations Board or otherwise, with respect to any Otonomo Employee or group of Otonomo Employees. Neither Otonomo nor any of the Otonomo Subsidiaries is currently, or has ever been a member of any employers’ association or organization, and has never paid, is not required to pay and has never been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization.

(b)             (i) to the Knowledge of Otonomo, there are, and within the past three (3) years have been, no (x) union organizing activities involving any Otonomo Employee, (y) any collective consultations or collective bargaining negotiations with any Otonomo Employee, Otonomo Employee representative or Union, or (z) any failure by any Otonomo or any Otonomo Subsidiary to comply with any collective consultation or collective bargaining obligation required under applicable Law and (ii) there are no pending or, to the Knowledge of Otonomo, threatened strikes, material work stoppages, material walkouts, lockouts, hand billing, picketing, material arbitrations, material unfair labor practice charges, material grievances or other material labor disputes, in each case, against or affecting Otonomo or any Otonomo Subsidiary, and no such disputes have occurred within the past three (3) years.

(c)             Since September 30, 2022, neither Otonomo nor any Otonomo Subsidiary has carried out any redundancies which would trigger the application of (i) Israel’s collective redundancy rules, (ii) collective redundancy obligations under the Law of England and Wales including pursuant to section 188 of Trade Union and Labour Relations (Consolidation) Act 1992, or (iii) the Worker Adjustment and Retraining Notification Act or any similar state or local Laws in the United States regarding the termination or layoff of employees (collectively, “Redundancy Laws”), and neither Otonomo nor any Otonomo Subsidiary reasonably expects to effect any such redundancies, which would trigger the application of Redundancy Laws.

(d)             Otonomo and the Otonomo Subsidiaries are in compliance, and in the past three (3) years have complied, in all material respects, with all applicable Laws relating to labor, labor relations or employment and immigration and right to work and with all its obligations to or in respect of all current and former Otonomo Service Providers arising out of their terms and conditions of employment or engagement, including without limitation any provisions thereof relating to equal employment opportunity, wages, hours, overtime regulation, employee safety and health, immigration control, drug testing, termination pay, paid sick leave, vacation pay, discrimination, unfair dismissal, wrongful dismissal or discharge, individual and collective redundancy consultation and collective bargaining, information and consultation of employees and workers, and the payment or accrual of the same. Otonomo and the Otonomo Subsidiaries have withheld all amounts required by applicable Laws or by Contract to be withheld from the wages, salaries, and other payments to employees, and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Otonomo and the Otonomo Subsidiaries have paid in full to all Otonomo Service Providers all earned wages, salaries, commissions, bonuses, benefits and other compensation required to be paid to or on behalf of such Otonomo Service Providers. There are no material Actions, suits, claims, investigations or other legal proceedings against Otonomo or any Otonomo Subsidiary pending, or to Knowledge of Otonomo, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of the Otonomo nor any of the Otonomo Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(e)             None of Otonomo or the Otonomo Subsidiaries is party to a settlement agreement with a current or former Otonomo Service Provider that involves allegations relating to discrimination, harassment (including sexual harassment) or sexual misconduct by an officer of Otonomo or the Otonomo Subsidiaries. To the Knowledge of Otonomo, in the last five (5) years, no allegations of sexual harassment have been made against any officer of Otonomo or the Otonomo Subsidiaries.

(f)              Solely with respect to employees who reside or work in Israel or to whom Israeli Law applies, but excluding any consultants, sales agents or other independent contractors (“Israeli Employees”): (i) neither Otonomo nor any of its Subsidiaries has or is subject to, and no Israeli Employee of Otonomo or any of its Subsidiaries benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel), (ii) Otonomo’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law-1963, vacation pursuant to the Israeli Annual Leave Law-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds or if not required to be fully funded under any source are fully accrued on the relevant consolidated Otonomo Financial Statements, (iii) without limiting the generality of the foregoing, the Section 14 Arrangement applies to the Israeli Employees as of their start date of employment with Otonomo or any of its Subsidiaries based on their entire determining salary; and (iv) Otonomo and its Subsidiaries are materially in compliance with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Israeli Advance Notice of Discharge and Resignation Law, (5761-2001), The Israeli Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Israeli Hours of Work and Rest Law, 1951, the Israeli Annual Leave Law, 1951, the Israeli Wage Protection Law, 1958, the Israeli Law for Increased Enforcement of Labor Laws, 2011, the Israeli Foreign Employees Law-1991, and the Israeli Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of Otonomo, Otonomo and its Subsidiaries have not engaged any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Authority. All amounts that Otonomo and its Subsidiaries are legally or contractually required either (i) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (ii) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid, and (B) Otonomo and its Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Knowledge of Otonomo, Otonomo and its Subsidiaries have not engaged any consultants, sub-contractors, independent contractors, sales agents or freelancers (“Contractors”) who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis Otonomo or any of its Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits, and all such Contractors were correctly classified as such. Other than their salaries, all Israeli Employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions.

(g)            Within the period of one year preceding the date of this agreement neither Otonomo nor any Otonomo Subsidiary has been a party to any transfer under the Acquired Rights Directive 2001/23/EC (the “ARD”) implementing legislation (as amended from time to time) enacted by any current or former member state of the European Union or European Economic Area, or any legislation (as amended from time to time) enacted at any time by any current or former member state of the European Union or European Economic Area to vary, replace, supersede or abolish any previous ARD implementing legislation, nor has Otonomo or any Otonomo Subsidiary failed to comply with any duty to inform or consult any Otonomo Employee, Otonomo Employee representative, trade union, works council employee association or other organisation or body of Otonomo Employees, under any such legislation.

Section 3.21            Registration Statement. The information relating to Otonomo and any Otonomo Subsidiary to be contained in the Proxy Statement and Registration Statement and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act in each case in connection with the Merger will not, on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the shareholders of Otonomo and at the time the Registration Statement is declared effective (and any amendment or supplement thereto) or at the time of the Otonomo Shareholder Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement and any related documents will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by Otonomo with respect to information or statements made or incorporated by reference in the Proxy Statement or the Registration Statement which were not supplied by or on behalf of Otonomo.

Section 3.22            Customers and Suppliers.

(a)            Schedule 3.22(a) of the Otonomo Disclosure Schedules lists the five (5) largest customers (by volume in Dollars of sales to such customers) of Otonomo and the Otonomo Subsidiaries during the twelve (12) months ended December 31, 2022 (the “Otonomo Material Customers”) and whether such revenues are annual or monthly recurring revenues. No Otonomo Material Customer has (i) terminated its relationship with Otonomo or any Otonomo Subsidiary, (ii) materially reduced its business with Otonomo or any Otonomo Subsidiary or materially and adversely modified its relationship with any of them, (iii) notified the Otonomo or any Otonomo Subsidiary of its intention to take any such action and to the Knowledge of Otonomo, no such Otonomo Material Customer is contemplating such an action, or (iv) to the Knowledge of Otonomo, become insolvent or subject to bankruptcy proceedings.

(b)             Schedule 3.22(b) of the Otonomo Disclosure Schedules lists the five (5) largest suppliers and vendors (measured by Dollar volume of purchases) of Otonomo and the Otonomo Subsidiaries during the twelve (12) months ended December 31, 2022 (the “Otonomo Material Suppliers”). No Otonomo Material Supplier has (i) terminated its relationship with Otonomo or any Otonomo Subsidiary, (ii) materially reduced its business with Otonomo or any Otonomo Subsidiary or materially and adversely modified its relationship with any of them, (iii) notified Otonomo or any Otonomo Subsidiary of its intention to take any such action and to the Knowledge of Otonomo, no such Otonomo Material Supplier is contemplating such an action, or (iv) to the Knowledge of Otonomo, become insolvent or subject to bankruptcy proceedings.

Section 3.23            Anti-Corruption Matters.

(a)            Otonomo and the Otonomo Subsidiaries and, to the Knowledge of Otonomo, any Representative acting for or on behalf of Otonomo or any Otonomo Subsidiary currently comply in all material respects with and have, during the past five (5) years, complied in all material respects with, all applicable Anti-Corruption Laws and Anti-Money Laundering Laws.

(b)             During the past five (5) years, (i) there has been no action taken by Otonomo or any Otonomo Subsidiary, nor, to the Knowledge of Otonomo, any of their Representatives, in each case, acting on behalf of Otonomo or any of the Otonomo Subsidiaries, in violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, including corruptly (1) influencing any act or decision of a Governmental Official in his or her official capacity, (2) inducing a Governmental Official to do or omit to do any act in violation of his or her lawful duty, (3) securing any improper advantage, or (4) inducing a Governmental Official to use his or her influence to affect or influence any act or decision of a Governmental Authority, and in the case of (1)-(4) above in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person and in violation of Anti-Corruption Laws, (ii) neither Otonomo nor any of the Otonomo Subsidiaries has been convicted of violating any Anti-Corruption Law or Anti-Money Laundering Law or, to the Knowledge of Otonomo, been subjected to any investigation by a Governmental Authority for a violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) neither Otonomo nor any Otonomo Subsidiary has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law, (iv) neither Otonomo nor any of the Otonomo Subsidiaries has received any written notice or citation, or to the Knowledge of Otonomo, any non-written notice, from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

Section 3.24           Trade Compliance. None of Otonomo, the Otonomo Subsidiaries, nor, to the Knowledge of Otonomo, any of their respective Representatives, (i) is a Sanctioned Person, (ii) is subject to debarment or any list-based designations under the Export Control Laws, or (iii) is engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person. During the past five (5) years, Otonomo and the Otonomo Subsidiaries (i) have complied with all applicable Sanctions and Export Control Laws, (ii) have not engaged in any dealings or transactions direct or indirect, with or involving any Sanctioned Country or Sanctioned Person, (iii) have not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Sanctions or Export Control Laws, and has not been notified of any such pending or threatened actions, and (iv) secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to Sanctions and Export Control Laws, and complied with the terms and conditions of all such permits.

Section 3.25            Governmental Grants.

(a)            To the Knowledge of Otonomo neither Otonomo nor any of its Subsidiaries has applied for or received any requirement or obligation relating to, any Governmental Grant, or amended or terminated, or waived any right or remedy related to, any Governmental Grant.

(b)           Otonomo has delivered to the Company accurate and complete copies of all certificates of approval and letters of approval (and supplements thereto) granted to Otonomo or its Subsidiaries by any Governmental Authority in connection with a Governmental Grant or application therefor, received by Otonomo or its Subsidiaries and any other material documents or information regarding any Governmental Grant set forth in Schedule 3.25(b). Except for undertakings set forth in letters of approvals, and any undertakings imposed on Otonomo or its Subsidiaries provided under any applicable law (including the Innovation Law), there are no undertakings which Otonomo or its Subsidiaries have given in connection with any Governmental Grant received by Otonomo or its Subsidiaries.

(c)             Schedule 3.25(c) of the Otonomo Disclosure Schedules sets forth a true and complete list of each pending and outstanding Governmental Grant from any Governmental Authority. Without limiting the generality of the foregoing, Schedule 3.25(c) of the Otonomo Disclosure Schedules includes (i) the aggregate amounts of each Governmental Grant awarded to Otonomo or its Subsidiaries, (ii) the aggregate outstanding obligations thereunder with respect to royalties or other amounts payable by Otonomo or its Subsidiaries to any Governmental Authority, (iii) the outstanding amounts to be paid by any Governmental Authority to Otonomo or its Subsidiaries under any Governmental Grants, if any; and (iv) details of the relevant Otonomo Intellectual Property (including any knowhow) which is subject to the Law for Encouragement of Research, Development and Technological Innovation in the Industry, 5744–1984 and to the IIA regulations. To the Knowledge of Otonomo, Otonomo and its Subsidiaries are in compliance, in all material respects, with the terms, conditions, requirements and criteria of any Governmental Grants and any applicable laws (including the Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984) and any regulations promulgated thereunder, and any ordinances, guidelines or rules published by the IIA or otherwise applicable (the “Innovation Law”), in connection thereto, including restrictions on the transfer of know-how and obligations relating to the payment of royalties, and has duly fulfilled, in all material respects, the conditions, undertakings, reporting and other obligations relating thereto. In any application in respect of Governmental Grant submitted by or on behalf of Otonomo or its Subsidiaries, to the Knowledge of Otonomo, Otonomo or its Subsidiaries have disclosed all material information required under applicable law in such application in an accurate and complete manner.

(d)             To the Knowledge of Otonomo, in the past three (3) years, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to give rise to (i) the revocation, withdrawal, suspension, cancellation, recapture or material modification of any Governmental Grant received by Otonomo or its Subsidiaries; (ii) a requirement that Otonomo or its Subsidiaries return or refund any benefits provided under any Governmental Grant; or (iii) an acceleration or increase of royalty payments obligation (including total royalty amount and royalty rate), or, obligation to pay additional payments to any Governmental Authority, in each case, other than ongoing royalty payments in connection with Governmental Grants received by Otonomo or its Subsidiaries.

(e)             To the Knowledge of Otonomo, no claim or challenge have been made by the IIA with respect to the entitlement of Otonomo or its Subsidiaries to any Governmental Grants or the compliance with the terms, conditions, obligations or laws relating to the Governmental Grants and to the Knowledge of Otonomo, the IIA is not expected to make any claims in connection with Otonomo’s obligations or restrictions under the Innovation Law. To the Knowledge of Otonomo, Otonomo and its Subsidiaries are not under an audit regarding any Governmental Grant and there are no pending controversies or disputes with any applicable Governmental Authority regarding any Governmental Grant.

(f)             To the Knowledge of Otonomo, the consummation of the transactions contemplated by this Agreement (i) will not adversely affect the ability of Otonomo or its Subsidiaries to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously received Governmental Grant, and (ii) will not result in (A) the failure of Otonomo or its Subsidiaries to materially comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, Law, regulations, ordinances or guidelines related to such Governmental Grant or (B) any justified claim by any Governmental Authority or other Person that Otonomo or its Subsidiaries are required to return or refund, or that any Governmental Authority is entitled to recapture, any benefit provided under any Governmental Grant, or that Otonomo or its Subsidiaries are required to pay any additional amount to any Governmental Authority with respect to any Governmental Grant or other Person due to the transactions contemplated by this Agreement.

(g)             No consent of or notification to any Governmental Authority is required to be obtained prior to the consummation of the Closing in order to comply with the applicable law or the terms of the Governmental Grants.

Section 3.26          Opinion of Financial Advisor. The Otonomo Board has received an oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based on and subject to various assumptions, qualifications, limitations and other matters set forth in such opinion, the Exchange Ratio provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to Otonomo’s shareholders. As of the Agreement Date, to Otonomo’s Knowledge, such opinion has not been withdrawn, revoked or modified. Otonomo shall, promptly following the execution and delivery of this Agreement, furnish a true, correct and complete written copy of such opinion to the Company on a non-reliance basis and solely for informational purposes.

Section 3.27          No Other Representations. Otonomo is not relying, and has not relied, on, or otherwise has been induced by, any representations or warranties whatsoever regarding this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement or the other Transaction Agreements, express or implied, or any other information provided or made available to Otonomo or its Representatives in connection with the Merger and the transactions contemplated by this Agreement or the other Transaction Agreements, including any information, documents, projections, forecasts or other material made available in certain “data rooms” or management presentations, or the accuracy or completeness of any of the foregoing, except for the representations and warranties in Article IV. Such representations and warranties by the Company and Merger Sub constitute the sole and exclusive representations and warranties of the Company and Merger Sub in connection with this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement or the other Transaction Agreements, and Otonomo understands, acknowledges and agrees that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB

Each of the Company and Merger Sub represents and warrants to Otonomo as of the Agreement Date and as of the Closing Date (except for those representations and warranties made as of a specific date or time) as follows (except as set forth in the disclosure schedules (which shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure schedules shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent on its face) delivered by the Company to Otonomo in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedules” and, together with the Otonomo Disclosure Schedules, the “Schedules”)):

Section 4.1               Organization and Corporate Power.

(a)             The Company Organizational Documents, as in effect on the Agreement Date, previously made available by the Company to Otonomo, (i) are true, correct and complete and (ii) are in full force and effect. The Company is not in default or violation of any provision of the Company Organizational Documents.

(b)             Each of the Company and Merger Sub is duly formed and organized, validly existing and in good standing (or has the equivalent status under the Laws of its jurisdiction of formation) and has all requisite corporate (or comparable) power and authority to own, lease or operate its assets and properties and to carry on its business as currently conducted.

(c)            Each of the Company and Merger Sub is qualified to do business and is in good standing (or its equivalent, if applicable) in every jurisdiction in which its ownership or lease of property or assets or the conduct of business as currently conducted requires it to qualify, except where the failure to be so qualified or, where relevant, in good standing, (a) has not had and would not, either individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole and (b) has not had and would not, either individually or in the aggregate, reasonably be expected to have, a material adverse effect on the ability of the Company or Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger, in accordance with the terms of this Agreement.

Section 4.2              Company Subsidiaries.

(a)            Schedule 4.2(a) of the Company Disclosure Schedules sets forth an accurate and complete list of each Company Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary and (iii) the names and type of and percentage interests held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary. The Company does not own (directly or indirectly) or hold the right to acquire any shares, stock, partnership interest or joint venture interest or other equity or voting interest in, or any securities or obligations convertible into or exchangeable for shares, securities or interests, in any other Person.

(b)            The Company owns, directly or indirectly, of record and beneficially, all shares, capital stock and other equity interests in each of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens and Liens arising under applicable Securities Laws), and all such shares, capital stock and other equity interests are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such shares, capital stock and other equity interests). Each Company Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (or its equivalent, if applicable) under the applicable Laws of its jurisdiction of incorporation, formation or organization, and has all requisite corporate (or comparable) power and authority to own, lease or operate its properties and assets and to carry on its businesses as currently conducted.

(c)            Each Company Subsidiary is qualified to do business and is in good standing (or its equivalent, if applicable) in every jurisdiction in which its ownership or lease of property or assets or the conduct of business as currently conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole. The copies of the organizational documents, certificate of incorporation (as applicable), by-laws or similar governing documents of each Company Subsidiary, as in effect on the Agreement Date (collectively, the “Company Subsidiaries Organizational Documents”), previously made available by the Company to Otonomo, (i) are true, correct and complete and (ii) are in full force and effect. None of Company Subsidiaries are in default or in violation of any provision of their respective Company Subsidiaries Organizational Documents.

Section 4.3              Authorization; No Conflicts.

(a)             Each of the Company and Merger Sub has full power and authority to execute and deliver this Agreement, each other Transaction Agreement and the Loan Amendments to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, each other Transaction Agreement and the Loan Amendments to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite action on the part of the Company and Merger Sub, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement, the other Transaction Agreements and the Loan Amendments to which it is a party (other than filing appropriate merger documents by Merger Sub and obtaining a Certificate of Merger from the Israeli Registrar of Companies as required by the Companies Law). This Agreement, each other Transaction Agreement and each Loan Amendment to which the Company or Merger Sub is a party has been duly and validly authorized, executed and delivered by each of the Company and Merger Sub, and assuming that this Agreement, each of the Transaction Agreements and each Loan Amendment to which the Company or Merger Sub is a party to be executed by each of the Company and Merger Sub is a valid and binding obligation of the other parties hereto and thereto, this Agreement, each other Transaction Agreement and each Loan Amendment to which the Company or Merger Sub is a party constitute, or when so executed and delivered will constitute, legal, valid and binding obligations of each of the Company and Merger Sub, enforceable against it in accordance with their respective terms, subject to any Enforceability Exceptions.

(b)             The execution, delivery and performance of this Agreement, each of the Transaction Agreements and the Loan Amendments to be executed by the Company or Merger Sub and the consummation of the transactions contemplated hereby and thereby, or compliance by the Company and Merger Sub with any of the provisions hereof or thereof, do not and will not (x) conflict with or result in any violation of any provision of (i) the Company Organizational Documents or (ii) the equivalent organizational documents of the Merger Sub, (y) result in a breach or violation of, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment, the grant or issuance of any Company Share Rights, or other obligation or any right of consent or approval or right of first offer or refusal under, any Company Material Contract, or result in the creation of a Lien on any material property or asset of the Company or any Company Subsidiary, (z) subject to the approvals and filings set forth in this Agreement, conflict with or violate any outstanding judgment, order or decree, or any applicable Law, in each case applicable to the Company or any Company Subsidiary or any of the material properties or assets of the Company or any Company Subsidiary, except, in the case of clauses (y) and (z) above, for any such conflicts, violations, breaches, defaults or other occurrences which are not reasonably expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole (it being understood that a default or event of default (however denominated), or an event which with notice or lapse of time or both would become a default or event of default (however denominated), under any Material Loan Agreement or any Loan Amendment that is continuing shall, in each case, for the purposes of this representation only, be deemed to be material to the Company and the Company Subsidiaries).

(c)             The Company Stockholder Consent and the consent of the holders of 2022 Notes representing a majority of the outstanding principal of the 2022 Notes are the only vote or consent of the holders of any class or series of capital stock of the Company necessary to adopt or approve the A&R Charter, the A&R Bylaws and the other transactions contemplated by this Agreement. The vote or consent of the Company, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and to adopt this Agreement.

(d)             The Company Board, at a meeting duly called and held in compliance with the applicable Law and the Company Organizational Documents, has unanimously (i) determined that the Merger is advisable, fair to, and in the best interests of the Company and its stockholders and (ii) approved this Agreement, the Merger, the issuance of Common Stock to the shareholders of Otonomo pursuant to the terms of this Agreement and the other actions contemplated by this Agreement, and deemed this Agreement advisable.

(e)            No insolvency, freeze of proceedings or similar proceedings have been applied for or instituted, nor is any such proceeding legally required to be initiated, against a material portion of the assets of any Company Subsidiary. No Company Subsidiary has ceased or suspended its payments (Zahlungen eingestellt) nor entered into or offered any debt settlement agreements or similar arrangements with creditors.

Section 4.4              Capitalization.

(a)            Schedule 4.4(a) of the Company Disclosure Schedules sets forth, as of the Agreement Date, a true, correct and complete list of the number and class of issued and outstanding shares, shares of capital stock or any other equity or voting securities interests of the Company and each Company Subsidiary (collectively, “Company Securities”). The Company will have immediately prior to the Effective Time sufficient authorized and unissued shares of Common Stock to effect the Share Issuance.

(b)             All the outstanding share capital and other equity or voting securities or interests of the Company or any Company Subsidiary (i) have been duly authorized and are validly issued, fully paid and non-assessable (to the extent such concept is applicable to such equity interests) and free of preemptive rights, (ii) were issued in all material respects in compliance with applicable Law, (iii) were issued in compliance with the Company Organizational Documents or the respective Company Subsidiaries Organizational Documents (as applicable), and (iv) were not issued in material breach or violation of any Contract or preemptive right or right of first refusal, rights of first offer or similar rights. There are no outstanding options, warrants, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities, options or rights convertible into or exercisable or exchangeable for, any shares or securities or interests containing any equity features of the Company or any Company Subsidiary, or Contracts, commitments, understandings or arrangements, by which the Company or any Company Subsidiary is or may become bound to issue additional shares or other equity or voting securities or interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any shares or other equity or voting securities or interests.

(c)            There are no securities or rights of the Company or any Company Subsidiary, or Contracts, commitments, understandings or arrangements by which the Company or any Company Subsidiary is bound obligating any of them to redeem or otherwise acquire any of their respective shares, shares of capital stock or other equity securities or interests. Neither the Company nor any of the Company Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for shares or securities having the right to vote) with the share or equity holders of the Company or any Company Subsidiary on any matter. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of their respective shares, shares of capital stock or other equity or voting securities or interests.

(d)            Except as necessary to give effect to the Merger, the Share Issuance and the other transactions contemplated by this Agreement, including the Warrant Net Exercise and the Note Conversion, there are no (i) Company Securities or (ii) options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Company Subsidiary (x) relating to any issued or unissued share capital or equity interest of the Company or any Company Subsidiary, (y) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in, the Company or any Company Subsidiary or (z) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of share capital of the Company or any Company Subsidiary (each of (x), (y) and (z), collectively, “Company Share Rights”). All outstanding shares of Common Stock are, and all shares of Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any share capital or equity interest of the Company (including any shares of Common Stock) or any Company Subsidiary or any Company Share Rights or to pay any dividend or make any other distribution in respect thereof or to provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person other than pursuant to the Company Equity Plans.

(e)            Schedule 4.4(e) of the Company Disclosure Schedules contains a true, complete and correct list, as of the Agreement Date, of, with respect to each Company Stock Option, and Company Warrant, as applicable, (i) the name of the holder, (ii) the number of shares of Common Stock or Preferred Stock subject thereto at the time of grant, (iii) the grant date, (iv) the expiration date, (v) the exercise price, (vi) applicable vesting schedule (including any acceleration provisions), (vii) applicable adjustment or additional issuance rights (including the number of shares of Common Stock or Preferred Stock subject thereto), and (viii) whether the Company Stock Option is intended to constitute an “incentive stock option” (within the meaning of Section 422 the Code) or a non-qualified stock option. All Company Stock Options have an exercise price that has never been and is not less than the fair market value of the shares of Common Stock on the date the option was granted (within the meaning of United States Treasury Regulation §1.409A-1(b)(5)(vi)(B)).

(f)              Schedule 4.4(f) of the Company Disclosure Schedules contains a true, complete and correct list, as of the Agreement Date, of, with respect to the Company Convertible Notes: (i) the name of each holder of any of the Company Convertible Notes; (ii) the aggregate amount of principal and interest outstanding under each of the Company Convertible Notes; (iii) the interest rate applicable to each of the Company Convertible Notes; (iv) the maturity date of each of the Company Convertible Notes, (v) the number of shares of Common Stock or Preferred Stock issuable upon conversion of each of the Company Convertible Notes and (vi) any applicable adjustment or additional issuance rights (including the number of shares of Common Stock or Preferred Stock subject thereto) of each of the Company Convertible Notes. The Company has made available to Otonomo accurate and complete copies of the Company Convertible Notes. All shares of capital stock of the Company subject to issuance pursuant to the Company Convertible Notes, upon issuance on the terms and conditions specified therein, will be duly authorized, validly issued, fully paid and nonassessable. The Company will have immediately prior to the Effective Time reserved a sufficient number of shares of Common Stock for future issuance pursuant to the Company Convertible Notes.

(g)             The authorized share capital of Merger Sub consists of one thousand (1,000) shares of nominal value NIS 0.01 each, one hundred (100) of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and as of the Effective Time shall be, directly owned by the Company.

Section 4.5              Financial Statements

(a)            Attached as Schedule 4.5(a) of the Company Disclosure Schedules are true and complete copies of (i) the audited consolidated balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2021 and December 31, 2020, together with the auditor’s reports thereon (the “Company Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the nine-month period ending September 30, 2022 (the “Company Q3 Financial Statements” and, together with the Company Audited Financial Statements, the “Company Financial Statements”).

(b)            The Company Audited Financial Statements and the Company Q3 Financial Statements, in each case, (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated redeemable convertible preferred stock and stockholders’ deficits and their consolidated cash flows for the respective periods then ended (subject, in the case of the Company Q3 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Company Q3 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)             Neither the Company (including, to the Knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.6              No Material Adverse Effect; Absence of Certain Developments.

(a)             Since December 31, 2021 through the Agreement Date, there has not been any Company Material Adverse Effect.

(b)            Except in connection with the transactions contemplated hereby, since December 31, 2021 through the Agreement Date, the Company and each Company Subsidiary has conducted its business in the ordinary course of business consistent with past practice.

(c)             Neither the Company nor any Company Subsidiary has consummated any disposition or other transaction giving rise to a mandatory prepayment or an obligation to pay any fee, premium or other amount under any Loan Amendment or Material Loan Agreement, and no such obligation is unpaid.

Section 4.7              Title to Properties.

(a)            The Company and each Company Subsidiary owns good and valid title to, or holds a valid leasehold interest in, all of the material tangible personal property used by it in the conduct of its business, free and clear of all Liens, except for Permitted Liens. Each such item of material tangible personal property is in all material respects in operable condition and repair, subject to normal wear and tear, ongoing repairs, restorations or refurbishments in the ordinary course and obsolescence in the ordinary course.

(b)            Neither the Company nor any Company Subsidiary owns any real property, nor has the Company or any Company Subsidiary ever owned any real property. Schedule 4.7(b) of the Company Disclosure Schedules contains a list of all material real property leased or subleased by the Company and each Company Subsidiary as of the Agreement Date (the “Company Leased Real Property”). The Company has delivered to Otonomo a true and complete copy of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Leased Real Property, including all amendments, terminations and modifications thereof (each, a “Company Lease”). With respect to each Company Lease: (i) either the Company or the Company Subsidiaries has a valid and enforceable leasehold interest in each parcel or tract of real property leased by the Company or the relevant Company Subsidiary (in accordance with the terms of such Company Leases, subject to the Enforceability Exceptions); (ii) neither the Company nor any Company Subsidiary has received written notice of any existing material defaults thereunder by the Company or any Company Subsidiary (as applicable) nor, to the Knowledge of the Company, are there any existing material defaults by the lessor, sublessor or other counterparty thereof; (iii) no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default thereunder by the Company or any Company Subsidiary (as applicable) or, to the Knowledge of the Company, any other party thereto; and (iv) the Company Leased Real Property is in good operating condition and repair, free from structural, physical and mechanical defects, in all material respects is maintained in a manner consistent with standards generally followed with respect to similar properties. The Company or a Company Subsidiary currently occupies all of the Company Leased Real Property for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Company Leased Real Property. Neither the Company nor any Company Subsidiary could be required to expend more than $50,000 in causing any Company Leased Real Property to comply with the surrender conditions set forth in the applicable Company Lease (excluding moving costs, costs to removal personal property and cabling removal costs).

Section 4.8               Tax Matters.

(a)             The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required by Law to be filed by the Company or any Company Subsidiary, and all such Tax Returns remain, true, correct and complete in all material respects. All income and other material Taxes due (whether or not shown on any Tax Return) have been timely paid, other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company or any Company Subsidiary.

(b)             Each of the Company and any Company Subsidiary has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or deemed paid or owed to any employee, independent contractor, creditor, shareholder or any other Person (including, for the avoidance of doubt, any Taxes with respect to the cash out or conversion of any convertible loan or debt, warrant, option, SAFE or any other debt or equity instrument into shares of the Company), (ii) remitted such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with all applicable Laws with respect to Tax withholding.

(c)             Neither the Company nor any Company Subsidiary is currently engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither the Company nor any Company Subsidiary has received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the Knowledge of the Company, no such dispute or claim is pending. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any Company Subsidiary.

(d)             There are no Liens with respect to Taxes on any of the assets of the Company or any Company Subsidiary, other than Permitted Liens.

(e)             Neither the Company nor any Company Subsidiary has received a written claim from a jurisdiction where it does not file a Tax Return that it is or may be subject to Taxes by, or may be required to file Tax Returns with respect to such Taxes in, such jurisdiction, which claim has not been resolved. Neither the Company nor any Company Subsidiary has or ever had a branch, office, a fixed place of business or other permanent establishment (as such term is defined in an applicable double tax treaty) in any country other than its country of incorporation.

(f)              Neither the Company nor any Company Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or similar provision of state, local or foreign Law).

(g)             Other than in connection with the transactions contemplated hereby, neither the Company nor any Company Subsidiary has requested, entered into, been issued or received any ruling or determination related to Taxes from any Governmental Authority that would reasonably be expected to affect the Company’s or any Company Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

(h)            Neither the Company nor any Company Subsidiary (i) has any material liability for the Taxes of any Person (other than the Company or another Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor or by Contract (except for any such agreements that are commercial contracts not primarily relating to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or the Company or any Company Subsidiary.

(i)             Neither the Company nor any Company Subsidiary is a party to, or bound by, or has any material obligation with respect to Taxes of any Person (other than the Company or another Company Subsidiary) under any Tax allocation, Tax sharing, Tax indemnification or similar agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(j)             Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or a similar provision of state, local or non-U.S. Tax Law).

(k)             The Company and each Company Subsidiary is registered (where required) for the purposes of VAT.

(l)             Neither the Company nor any Company Subsidiary is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken, agreed, or omitted to take any action, that would reasonably be expected to prevent or impede the Intended U.S. Tax Treatment.

(m)           No Contract, agreement or arrangement between the Company and any employee of the Company is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A. No Company Stock Option or other stock right of the Company (as defined in U.S. Treasury Regulation 1.409A-1(l)) (A) has an exercise price that has been or may be less than the fair market value of the underlying stock as of the date such option or right was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, (C) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A), or (D) has ever been accounted for other than fully in accordance with GAAP in the Company’s audited financial statements.

(n)             Merger Sub is a direct, wholly-owned subsidiary of the Company. Merger Sub is, and has been since the date of its formation, classified as a corporation for U.S. federal income tax purposes. Merger Sub was newly formed by Herzog Fox & Neeman, Israeli counsel to the Company, on behalf of the Company, for the purpose of engaging in the transactions contemplated by this Agreement and has not since its formation owned any assets other than cash with nominal value to facilitate its formation and has not incurred any liabilities. The Company owns one hundred (100) ordinary shares of Merger Sub (the “Merger Sub Shares”). The Merger Sub Shares are the only outstanding equity interests in Merger Sub. Merger Sub will not have any legal or beneficial ownership of any shares of the Company prior to the Merger or as of the Effective Time.

(o)             The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p)             The Company has provided to Otonomo all material documentation relating to any applicable Tax holidays or incentives. The Company is in compliance with all material terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sharing arrangement or order of any relevant Governmental Authority and, the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption, Tax holiday or other Tax-sharing arrangement or order.

(q)             All material documentation required by relevant transfer pricing laws has been timely prepared or obtained and, if necessary, retained by the Company and each of the Company Subsidiaries.

(r)              The Bridge Loans provided by Otonomo to the Company pursuant to Section 5.28, if any, (i) reflect arm’s length terms in all respects and (ii) are treated as indebtedness for Tax purposes under the Tax Laws of the United States and Israel.

(s)              Neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any Otonomo Shares immediately prior to the Effective Time.

(t)            Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 4.8, Section 4.5 and Section 4.15 (to the extent expressly related to Taxes) are the sole and exclusive representations and warranties of the Company, the Company Subsidiaries and Merger Sub in respect of Taxes.

Section 4.9               Contracts and Commitments.

(a)             Neither the Company nor any Company Subsidiary is, as of the Agreement Date, a party to (collectively, the “Company Material Contracts”):

   (i)                any collective bargaining agreement or other Contract with any Union;

   (ii)             any Loan Amendment, Material Loan Agreement and other Contract or indenture or similar instrument relating to Indebtedness (without regard to clause (2) in the last sentence of the definition thereof) of the Company or any Company Subsidiary or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Company or any Company Subsidiary;

(iii)           any guaranty by the Company or any Company Subsidiary of any obligation for Indebtedness (without regard to clause (2) in the last sentence of the definition thereof) or other material guaranty by the Company or any Company Subsidiary;

   (iv)              any Company Lease;

   (v)               any individual lease or other Contract under which the Company or any Company Subsidiary is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $1,000,000;

   (vi)              any individual lease or other Contract under which the Company or any Company Subsidiary is lessor of or permits any third party to hold or operate any personal property for which the annual rental exceeds $1,000,000;

   (vii)            other than purchase orders entered into in the ordinary course of business consistent with past practice, any Contract with any Company Material Customer or Company Material Supplier;

   (viii)          any material Intellectual Property Agreements, other than (A) Non-Negotiated Vendor Contracts; (B) Contracts for the non-exclusive license of Intellectual Property granted by the Company or any Company Subsidiary to customers in the ordinary course of business; and (C) Open Source Licenses;

   (ix)              any Contract that purports to limit the ability of the Company or any Company Subsidiary from competing with any Person, operating or doing business in any location, market or line of business (other than, for the avoidance of doubt, any field of use or geographical limitations under the Company’s or any Company Subsidiary’s ordinary course license agreements that do not otherwise restrict competition);

   (x)               any Contract providing for indemnification by the Company or any Company Subsidiary of any Person, except for any such Contracts with reasonable or customary limitations liability (including exclusions therefrom) that are entered into in the ordinary course of business consistent with past practice;

   (xi)              any Contract that (A) contains any “most favored nation” or similar provision in favor of any other Person, or (B) grants to any other Person any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

   (xii)            any Contract that would require the disposition of any material assets or line of business of the Company or any Company Subsidiary;

   (xiii)           any joint venture, strategic alliance and similar Contract;

   (xiv)           any Contract entered into in the last two (2) years for the settlement of any Action for which the Company or any Company Subsidiary has any ongoing liability or obligation;

   (xv)             any Contract requiring or providing for any capital expenditure by the Company or any Company Subsidiary in excess of $1,000,000;

   (xvi)           any Contract relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any Company Subsidiary of any Person or material line of business entered into during the past two (2) years or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business; and

   (xvii)         any Contract, excluding Company Leases, that requires (A) the payment or delivery by the Company or any Company Subsidiary of cash or other consideration in an amount or having a value in excess of $1,000,000 in the aggregate per Contract or series of Contracts with the same party, or (B) the performance of services by the Company or any Company Subsidiary having a value in excess of $1,000,000 in the aggregate per Contract or series of Contracts with the same party.

(b)            Each Company Material Contract is in full force and effect, and is the legal, valid and binding obligation of either the Company or any Company Subsidiary which is party thereto, and, to the Knowledge of the Company, of the other parties thereto, enforceable against each of them in accordance with its terms, subject to any Enforceability Exceptions. Neither the Company nor any Company Subsidiary is in material breach of, or material default under any Company Material Contract, and, to the Knowledge of the Company, the other party to each Company Material Contract is not in material default thereunder. No event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party under any Contract listed on Schedule 4.9(a) of the Company Disclosure Schedules. No party to any Company Material Contract has given the Company or any Company Subsidiary written notice of its intent to terminate or materially modify or amend the terms and conditions of any Company Material Contract (except with respect to the Loan Amendments to the Material Loan Agreements entered into on the Agreement Date), and no party has given the Company or any Company Subsidiary written notice of any material claim or dispute with respect to any Company Material Contract or written notice claiming that any other party is in breach of, or default under, any Company Material Contract. The Company has made available to Otonomo true, correct and complete copies of each Company Material Contract, together with all amendments, modifications or supplements thereto. Upon consummation of the transactions contemplated by this Agreement, each Company Material Contract shall remain in full force and effect at the Effective Time without any loss of benefits thereunder and without the need to obtain the consent of any party thereto with respect to the transactions contemplated by this Agreement or any other Transaction Agreement, in each case except for the expiration, termination or cancellation of any Company Material Contract pursuant to its terms as of the Agreement Date.

Section 4.10            Intellectual Property; IT Matters.

(a)             Schedule 4.10(a) of the Company Disclosure Schedules sets forth a complete and accurate list of all (i) issued patents and pending applications therefore, (ii) trademark and service mark registrations and pending applications therefore, (iii) copyright registrations and pending applications therefore, and (iv) internet domain name registrations, in each case, that are owned or purported to be owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”). For each item of Company Registered Intellectual Property, Schedule 4.10(a) of the Company Disclosure Schedules lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each domain name registration, the applicable domain name registrar, the name of the registrant and the expiration date for the registration. Each item of Company Registered Intellectual Property is Company Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company owns all right, title and interest in the Company Intellectual Property free and clear of all Liens, other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each item of Company Registered Intellectual Property has been duly registered in, filed in or issued by an official governmental register or issuer (or officially recognized register or issuer) for such Intellectual Property and each such registration, filing, issuance or application, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for, used or held for use in the conduct of the business of the Company and its Subsidiaries in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement by the Company, nor the performance of this Agreement by the Company, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of its Subsidiaries in any material Company Intellectual Property except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right or other option to acquire ownership or exclusive rights in, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Company Intellectual Property.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since October 1, 2020 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no written orders, judgments, holdings, consents, decrees, settlements or rulings with respect to Company Intellectual Property to which the Company or any of its Subsidiaries is bound (excluding, for the avoidance of doubt, ordinary course determinations by the United States Patent and Trademark Office or any equivalent foreign governmental authority).

(d)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Company Intellectual Property, (ii) all Company Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of the Company, adequate for protection against unauthorized disclosure or use, (iii) to the Knowledge of the Company, there has been no unauthorized disclosure of any such Company Intellectual Property, (iv) all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of the Company and its Subsidiaries, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with the Company or any of its Subsidiaries, assigning such Intellectual Property to the Company or any of its Subsidiaries, except for such rights which cannot be assigned under applicable law, and (v) no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Company Intellectual Property (other than payments which are required to be paid in the ordinary course of business to employees and service providers of Company or any of its Subsidiaries for the development of Company Intellectual Property).

(e)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has used, modified, linked to or distributed any Open Source Software in a manner that: (i) requires the disclosure, licensing or distribution of any source code for any Company Product (other than with respect to any such Open Source Software itself); (ii) imposes any restriction on the consideration to be charged for the distribution of any Company Products; or (iii) creates obligations for the Company or any of its Subsidiaries with respect to the Company Products (other than with respect to any such Open Source Software itself), or grants to any third party any rights or immunities under any Company Intellectual Property.

(f)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no source code for any Company Products has been delivered, licensed or made available to any escrow agent or other Person who was not, as of the time thereof, an employee or independent contractor of the Company or any of its Subsidiaries subject to reasonably customary and enforceable confidentiality and limited use obligations, (ii) neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Products to any escrow agent or other Person, and (iii) to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code for any Company Products to any other Person who is not, as of the Agreement Date, an employee or independent contractor of the Company or any of its Subsidiaries subject to reasonably customary and enforceable confidentiality and limited use obligations.

(g)            No funding, facilities, or personnel of any Governmental Authority were used, to develop or create, in whole or in part, any Company Intellectual Property in a manner that grants to such Governmental Authority any present or contingent rights or license with respect to any Company Intellectual Property.

(h)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards organization, body, working group or any similar organization that requires the Company or any of its Subsidiaries to grant or offer to any Person any license or right to any Company Intellectual Property or to refrain from enforcing any Company Intellectual Property.

(i)              Neither the Company nor any of its Subsidiary is a party to any Contract which, upon the consummation of this Agreement or the Closing of the transactions contemplated hereby, will result in (or purport to result in) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to (1) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any additional Company Intellectual Property existing prior to the Closing Date, or (2) except as would not reasonably be expected to have, individually or in the aggregate, an Otonomo Material Adverse Effect, any Otonomo Intellectual Property (for clarity, not including Company Intellectual Property) existing prior to the Closing Date.

(j)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company IT Assets operate in all material respects in accordance with their documentation and functional specifications and as required by the Company and its Subsidiaries to operate the business of the Company and its Subsidiaries as presently conducted and have not, since October 1, 2019, materially malfunctioned or failed, (ii) the Company and its Subsidiaries have implemented appropriate measures to protect the confidentiality and security of such Company IT Assets and information transmitted, stored or contained therein against any unauthorized use, access, interruption or corruption, and (iii) the Company and its Subsidiaries have implemented commercially reasonable and regularly tested data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Company IT Assets and information transmitted, stored or contained therein.

(k)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all material Company IT Contracts are valid, binding and in full force and effect and the Company and the Company Subsidiaries (as applicable) comply and have complied with all material Company IT Contracts in all material respects, and (ii) no notices of breach or termination have been served on or by the Company or the Company Subsidiaries in respect of any Company IT Contracts and there are and have been no claims, disputes or proceedings arising or threatened under any Company IT contracts.

Section 4.11            Data Privacy and Security.

(a)             The Company and each of its Subsidiaries and, to the Knowledge of the Company, all vendors, partners or other third parties that Process Personal Information on behalf of, or that otherwise share Personal Information with, the Company or any of its Subsidiaries (in the case of such vendors, partners, and other third parties, relating to the Company or any of its Subsidiaries) (“Company Data Partners”), are, and have at all times during the past three (3) years been, in compliance in all material respects with all applicable (i) Privacy Laws, (ii) the Company’s and its Subsidiaries’ policies, representations, and notices, (iii) the requirements of any industry standard or self-regulatory organization by which the Company or any of its Subsidiaries is bound, and (iv) contractual commitments by which the Company or any of its Subsidiaries is bound, in each case of (ii) – (iv), relating to privacy, data protection, security, or the Processing of Company Data (collectively, (i) – (iv), “Company Privacy Obligations”). The Company and each of its Subsidiaries has at all applicable times during the past three (3) years provided all material notices and obtained all material authorizations, consents, and rights required under Company Privacy Obligations to Process Company Data as Processed by or for the Company or any of its Subsidiaries.

(b)            The Company and each of its Subsidiaries has implemented and maintained reasonable and appropriate physical, technical, and organizational measures designed to protect the Company IT Assets and Company Data. There has been no (i) material security incident, breach, or successful ransomware, denial of access attack, denial of service attack, hacking, or similar event with respect to any Company IT Asset, nor (ii) any material unauthorized, accidental, or unlawful access to, or destruction, loss, alteration disclosure, or other Processing of, Company Data (each, in the case of (i) and (ii), a “Company Security Incident”). None of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, the Company Data Partners, has made, or been required to make, any disclosure or notification to any Person under any Company Privacy Obligation in connection with any Company Security Incident. None of the Company or any of its Subsidiaries has received any notification from any Governmental Authority or other Person of any material Action relating to the data privacy, data security, data protection, or the Processing of Company Data, or alleging any violation of any Company Privacy Obligation. To the Knowledge of the Company, there has never been any audit, investigation or enforcement action (including any fines or other sanctions) by any Governmental Authority or other Person relating to any Company Security Incident or violation of any Company Privacy Obligation.

Section 4.12            Litigation. In the last three (3) years, there have not been, and there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties, rights, assets, officers, directors, or employees (in their capacity as such), at law or in equity, or before or by any Governmental Authority (a) seeking to prevent or materially delay the ability of the Company to consummate the transactions contemplated hereby or (b) that would, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company or any of its rights, assets and properties nor any Company Subsidiary or any of its rights, assets and properties is subject to any outstanding Governmental Order as of the Agreement Date.

Section 4.13            Undisclosed Liabilities. Except for (a) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company as of December 31, 2021 (including the notes to such balance sheet), (b) Liabilities incurred in the ordinary course of business and consistent with past practice since December 31, 2021 (none of which are Liabilities related to a breach of Contract, breach of warranty, tort, infringement, or violation of applicable Law), and (c) Transaction Expenses, Indebtedness, and Taxes, neither the Company nor any Company Subsidiary has any material Liabilities, in each case, required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company (or disclosed in the notes to such balance sheet).

Section 4.14         Governmental Consents. Except for the requirements of Securities Laws and any other regulations that are required for the consummation of the transactions contemplated hereby, no consent, approval, order or authorization of, or registration, declaration, notification or filing with, any Governmental Authority is necessary or required in connection with any of the execution, delivery or performance of this Agreement, the other Transaction Agreements or the Loan Amendments to be executed by the Company, Merger Sub or any Company Subsidiary or the consummation by the Company, Merger Sub or any Company Subsidiary of the transactions contemplated hereby.

Section 4.15            Employee Benefit Plans.

(a)            Schedule 4.15(a)(i) of the Company Disclosure Schedules sets forth a complete list, as of the Agreement Date, of each material Company Benefit Plan (other than any individual employment offer letters or individual equity awards that follow the forms set forth on Schedule 4.15 of the Company Disclosure Schedules in all material respects). With respect to each material Company Benefit Plan, the Company has made available to Otonomo true, complete and correct copies of, as applicable: (i) all material plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto or, with respect to any Company Benefit Plan that has not been reduced to writing, a description of the material terms thereof; (ii) the most recent summary plan description, including any summary of material modifications; (iii) the most recent annual report (Form 5500) filed with the IRS; (iv) the most recently received IRS determination or opinion letter; (v) the most recent summary annual report, actuarial report or other financial statement relating to such Company Benefit Plan; (vi) all material records, notices and filings concerning IRS or U.S. Department of Labor audits or investigations, and (vii) all material, non-routine communications relating to any Company Benefit Plan with any Governmental Authority in the last year.

(b)             Each Company Benefit Plan has been maintained, operated and administered in all material respects in compliance in form and operation with its terms and all applicable Laws, including ERISA and the Code. There are no material Actions (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened against, by or on behalf of any Company Benefit Plan or, to the Knowledge of the Company, any administrator or fiduciary thereof. With respect to each Company Benefit Plan, all contributions and premium payments for all time periods ending on or prior to the Effective Time have been paid or made in full, or to the extent not yet due, properly accrued on the Company’s latest financial statements in accordance with GAAP, except as would not reasonably be expected to result in a material liability to the Company. Except as would not reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor, to the Knowledge of the Company, any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Company Benefit Plan.

(c)             Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Benefit Plan, and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan. Each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(d)            Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event(s)) would reasonably be expected to: (i) result in any material payment to any Company Service Provider, (ii) result in the acceleration of the time of payment or the funding or vesting of any payment of compensation or benefits to any Company Service Provider, or (iii) materially increase the amount payable to a Company Service Provider pursuant to any of the Company Benefit Plans.

(e)            No amount that could be, or has been, received by any Company Service Provider under any Company Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement would, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise Tax under Section 4999 of the Code.

(f)              Neither the Company nor any Company Subsidiary has any current or contingent obligation to make a “gross-up” or similar payment or reimbursement in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.

(g)             Neither the Company nor any Company Subsidiary nor any Company ERISA Affiliate thereof, either currently or within the past six (6) years, maintains or maintained, contributes or contributed to, sponsors or sponsored, or otherwise has or had any liability or obligation (contingent or otherwise) with respect to (i) a “multiemployer plan” subject to ERISA that is described in Section 3(37) of ERISA, (ii) a pension plan subject to Title IV of ERISA or Sections 412 or 430 of the Code (or similar provision of state, local or foreign Law), or (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) a “voluntary employee benefit association” (within the meaning of Section 501(c)(9) of the Code). No liability under Title IV of ERISA has been or, to the Knowledge of the Company, is reasonably expected to be incurred by the Company nor any Company Subsidiary.

(h)            Neither the Company nor the Company Subsidiaries is obligated to provide coverage under any retiree or post-employment health accident, disability, life or other welfare insurance to any Person (or any spouse, beneficiary or dependent thereof), other than health continuation coverage to the extent required by Law or for which the recipient pays the full cost of coverage.

(i)             None of the Company, any Company Subsidiaries or any of their respective Company ERISA Affiliates has at any time maintained, established, sponsored, participated in or contributed to, and no Company Benefit Plan is, a self-insured plan that provides medical, dental or any similar healthcare benefits to employees (including any such plan pursuant to which a stop-loss policy or Contract applies). No Company Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(j)              No Company Benefit Plan is governed by the laws of any jurisdiction outside of the United States or provides compensation or benefits to any current or former Company Service Provider (or any dependent thereof) who resides outside of the United States.

Section 4.16            Insurance.

(a)             Schedule 4.16 of the Company Disclosure Schedules sets forth each insurance policy maintained by the Company and the Company Subsidiaries on their properties, assets, products, business or personnel (other than policies underlying any Company Benefit Plans) with respect to the policy period that includes the Agreement Date (the “Company Insurance Policies”). True and complete copies of such Company Insurance Policies have been delivered or made available to Otonomo. All such Company Insurance Policies (i) are in full force and effect and shall be outstanding and in full force and effect without interruption at and after the Effective Time until their respective termination dates or until their earlier termination by the respective insurers or by the Company pursuant to their terms, (ii) all premiums with respect thereto covering all periods up to the Effective Time will have been paid, and (iii) shall otherwise be maintained by the Company and the Company Subsidiaries in full force and effect in all material respects as they apply to any matter, action or event relating to the Company and the Company Subsidiaries occurring through the Effective Time. Neither the Company nor any Company Subsidiary has received a written notice of cancellation of, or communication of default under, any of the Company Insurance Policies or of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any of the Company Insurance Policies or refusal of any coverage or rejection of any claim under any such policy or any material changes that are required in the conduct of the business of the Company or any Company Subsidiary as a condition to the continuation of coverage under, or renewal of, any of the Company Insurance Policies. Neither the Company nor any Company Subsidiary is in default with respect to any provision contained in any Company Insurance Policy or has failed to give any notice or present any claim under any Company Insurance Policy in due and timely fashion. There is no pending claim by the Company or any Company Subsidiary against any insurance carrier under any such insurance policy for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

(b)             The Company and each of the Company Subsidiaries are, and continually since the later of December 31, 2021 or the date of acquisition by the Company with respect to any Company Subsidiaries have been, insured against such losses and risks and in such amounts as are customary in the business in which they are engaged and as required by applicable Law, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17            Environmental Matters.

(a)             The Company and the Company Subsidiaries are, and have been during the past three (3) years, in compliance in all material respects with all Environmental Laws, which compliance includes the possession of and compliance with all permits required under Environmental Laws, applicable to their operations and their occupancy of the real property listed on Schedule 4.17 of the Company Disclosure Schedules.

(b)             Neither the Company nor any Company Subsidiary has during the past three (3) years received written notice from any Governmental Authority regarding any actual or alleged material violation of any Environmental Laws applicable to its operations at the real property listed on Schedule 4.17 of the Company Disclosure Schedules that is unresolved.

(c)             Neither the Company nor any Company Subsidiary is subject to any pending or, to the Knowledge of the Company, threatened, Actions asserting a material remedial obligation or material liability under Environmental Laws.

(d)             Neither the Company nor any Company Subsidiary is subject to any outstanding Governmental Order pursuant to any applicable Environmental Law, which Governmental Order imposes material obligations or material liabilities on the Company or any Company Subsidiary.

(e)            Neither the Company nor any Company Subsidiary has (i) treated, stored, disposed of, arranged for, or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, or released any Hazardous Material, or (ii) owned or operated any facility or property which is contaminated by any Hazardous Material by the Company or any Company Subsidiary, in each case, so as to give rise to a material liability of the Company or any Company Subsidiary pursuant to any Environmental Laws.

(f)              Neither the Company nor any Company Subsidiary has retained or assumed, either contractually or by operation of law, any material liability or obligation of another Person pursuant to Environmental Laws.

(g)             The Company has made available to Otonomo all environmental reports, studies, audits or analyses in its possession identifying material environmental, health or safety liabilities with respect to the Company and the Company Subsidiaries.

Section 4.18           Affiliated Transactions. Except (a) for the provision of compensation and benefits to Company Service Providers and other employment or service provider arrangements in the ordinary course of business and Contracts with securityholders of the Company entered into in connection with the applicable securities, (b) arrangements and Contracts with a Company Subsidiary, and (c) Company Benefit Plans, no Affiliate or shareholder of the Company, any director, officer or manager of the Company or any Company Subsidiary (other than the Company and the Company Subsidiaries) is a party to any Contract that is still in effect with the Company or any Company Subsidiary or has any ownership or financial interest in any material asset or property owned by the Company or any Company Subsidiary.

Section 4.19            Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of the Company or any Company Subsidiary or any of their respective stockholders or Affiliates.

Section 4.20            Permits; Compliance with Laws.

(a)           The Company and each Company Subsidiary holds and is in compliance, in all material respects, with all material licenses, approvals, consents, certificates, registrations, franchises and permits of any Governmental Authority or pursuant to any applicable Law which are required for the operation of the Company or the Company Subsidiaries or which are necessary for them to own, lease and operate properties and assets or to carry on their businesses as presently conducted (collectively, the “Company Permits”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect and no default (with or without notice, lapse of time or both) has occurred under any such Company Permit. Neither the Company nor any Company Subsidiary has received written notice of any Actions pending or, to the Knowledge of the Company, threatened, relating to the suspension, revocation, withdrawal or material modification of any Company Permit.

(b)             The Company and the Company Subsidiaries are, and have been during the past three (3) years, in compliance in all material respects with all Laws and Governmental Orders applicable to them or any of their respective properties, rights or assets.

Section 4.21            Employees.

(a)            Neither the Company nor any of the Company Subsidiaries is party to or bound by any collective bargaining agreement or similar agreement with any Union that pertains to employees of the Company or any Company Subsidiary. There is no labor strike, material work stoppage, picketing, lockout, material walkout or other organized work interruption pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, and neither the Company or any Company Subsidiary has experienced any such labor strike, material work stoppage, picketing, lockout, material walkout or other organized work interruption during the past three years. There are no Unions representing, purporting to represent and, to the Knowledge of the Company, no union organization campaign is in progress with respect to, any employees of the Company or any Company Subsidiary thereof.

(b)            Since September 30, 2022, neither the Company nor any Company Subsidiary has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in WARN, or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company nor any Company Subsidiary.

(c)           The Company and the Company Subsidiaries are in compliance, and in the past three (3) years have complied, in all material respects, with all applicable Laws relating to employment or employment practice, including terms and conditions of employment, equal employment opportunity, pay equity, wages and hours, occupational health and safety, immigration, discrimination in employment, wrongful discharge, collective bargaining, personal rights or any other labor and employment-related matters. The Company and the Company Subsidiaries have withheld all amounts required by applicable Laws or by Contract to be withheld from the wages, salaries, and other payments to employees, and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and the Company Subsidiaries have paid in full to all Company Service Providers all wages, salaries, commissions, bonuses, benefits and other compensation due to be paid to or on behalf of such Company Service Providers. There are no Actions, suits, claims, investigations or other legal proceedings against the Company nor any Company Subsidiary pending, or to Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of the Company nor any Company Subsidiary, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(d)            Neither of Company or the Company Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Company or the Company Subsidiaries that involves allegations relating to discrimination, harassment (including sexual harassment) or sexual misconduct by any officer of Company or any Company Subsidiary. To the Knowledge of the Company, in the last five (5) years, no allegations of sexual harassment have been made against any officer of Company or any Company Subsidiary.

Section 4.22          Registration Statement. The information relating to the Company and any Company Subsidiary to be contained in the Proxy Statement and Registration Statement and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act in each case in connection with the Merger will not, at the time the Registration Statement is declared effective (and any amendment or supplement thereto), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement (other than the portions thereof relating solely to the meeting of the shareholders of Otonomo) and any related documents will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.22, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement or the Registration Statement which were not supplied by or on behalf of the Company.

Section 4.23            Customers and Suppliers.

(a)             Schedule 4.23(a) of the Company Disclosure Schedules lists the five (5) largest customers (by volume in Dollars of sales to such customers) of the Company and the Company Subsidiaries during the twelve (12) months ended December 31, 2022 (the “Company Material Customers”) and whether such revenues are annual or monthly recurring revenues. No Company Material Customer has (i) terminated its relationship with the Company or any Company Subsidiary, (ii) materially reduced its business with the Company or any Company Subsidiary or materially and adversely modified its relationship with any of them, (iii) notified the Company or any Company Subsidiary of its intention to take any such action and to the Knowledge of Company, no such Company Material Customer is contemplating such an action, or (iv) to the Knowledge of Company, become insolvent or subject to bankruptcy proceedings.

(b)             Schedule 4.23(b) of the Company Disclosure Schedules lists the five (5) largest suppliers and vendors (measured by Dollar volume of purchases) of the Company and the Company Subsidiaries during the twelve (12) months ended December 31, 2022 (the “Company Material Suppliers”). No Company Material Supplier has (i) terminated its relationship with the Company or any Company Subsidiary, (ii) materially reduced its business with the Company or any Company Subsidiary or materially and adversely modified its relationship with any of them, (iii) notified the Company or any Company Subsidiary of its intention to take any such action and to the Knowledge of Company, no such Company Material Supplier is contemplating such an action, or (iv) to the Knowledge of Company, become insolvent or subject to bankruptcy proceedings.

Section 4.24            Anti-Corruption Matters.

(a)             The Company and the Company Subsidiaries and, to the Knowledge of the Company, any Person acting for or on behalf of the Company and the Company Subsidiaries currently comply in all material respects with and have, during the past five (5) years, complied in all material respects with, all applicable Anti-Corruption Laws and Anti-Money Laundering Laws.

(b)             During the past five (5) years, (i) there has been no action taken by the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any of their Representatives, in each case, acting on behalf of the Company or any of the Company Subsidiaries, in violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, including corruptly (1) influencing any act or decision of a Governmental Official in his or her official capacity, (2) inducing a Governmental Official to do or omit to do any act in violation of his or her lawful duty, (3) securing any improper advantage, or (4) inducing a Governmental Official to use his or her influence to affect or influence any act or decision of a Governmental Authority, and in the case of (1)–(4) above in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person and in violation of Anti-Corruption Laws, (ii) neither the Company nor any of the Company Subsidiaries has been convicted of violating any Anti-Corruption Law or Anti-Money Laundering Law or, to the Knowledge of the Company, been subjected to any investigation by a Governmental Authority for a violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) Neither the Company nor any Company Subsidiary has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law, and (iv) neither the Company nor any of the Company Subsidiaries has received any written notice or citation, or to the Knowledge of the Company, any non-written notice, from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

(c)            The Company and the Company Subsidiaries keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.25            Trade Compliance. None of the Company, the Company Subsidiaries, nor, to the Knowledge of Company, any of their respective Representatives, (i) is a Sanctioned Person, (ii) is subject to debarment or any list-based designations under the Export Control Laws, or (iii) is engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person. During the past five (5) years, the Company and the Company Subsidiaries (i) have complied with all applicable Sanctions and Export Control Laws, (ii) to the extent these actions violate Sanctions, have not engaged in any dealings or transactions, direct or indirect, with or involving any Sanctioned Country or Sanctioned Person, (iii) have not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Sanctions or Export Control Laws, and has not been notified of any such pending or threatened actions, and (iv) secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to Sanctions and Export Control Laws, and complied with the terms and conditions of all such permits.

Section 4.26            No Merger Sub Activity. Merger Sub was formed for the sole purpose of entering into this Agreement and effecting the Merger and the other transactions contemplated by this Agreement. Merger Sub has no assets, obligations or liabilities other than immaterial obligations or liabilities incident to its formation, the execution of this Agreement and the completion of the Merger and the other transactions contemplated by this Agreement. Since the date of its formation, Merger Sub has not conducted any business or engaged in any activities other than in connection with this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement.

Section 4.27            Material Loan Agreements.

(a)             No default or event of default (however denominated) has occurred and is continuing under any Material Loan Agreement or any Loan Amendment.

(b)            All representations and warranties made by or on behalf of the Company or any Company Subsidiary in the Loan Amendments or any other agreement, document or instrument delivered in connection therewith are true and correct in all material respects (without duplication of any “material adverse effect”, “materiality” or similar qualifications therein) on and as of the date made thereunder. As of the Agreement Date, there are no fee letters or other agreements (except as set forth in the Loan Amendments, the Material Loan Agreements as in effect on the Agreement Date and the Agent Fee Letter (as defined in the Highbridge Loan Agreement as in effect on the Agreement Date)) to pay fees with respect to any Material Loan Agreement. No contractual impediment exists to the early prepayment of either Material Loan Agreement. No contractual requirement shall require the early prepayment or repayment of any amounts outstanding under either Material Loan Agreement upon the occurrence of the Closing. Merger Sub is not and shall not be a party to any Material Loan Agreement on or prior to the Closing Date.

(c)            To the Knowledge of the Company, there is no event or condition that with the passage of time or the giving of notice or both would result in or constitute a Default or an Event of Default (in each case, as defined in the applicable Material Loan Agreement) under such Material Loan Agreement. As of the Agreement Date, neither the Company nor any Company Subsidiary has given or received any notice (whether written or oral) of any Default or Event of Default (in each case, as defined in the applicable Material Loan Agreement) under any Material Loan Agreement that has occurred and is continuing, nor, to the Knowledge of the Company, has any such Default or Event of Default (in each case, as defined in the applicable Material Loan Agreement) been alleged by the counterparty or counterparties to such Material Loan Agreement to have occurred and be continuing.

(d)             To the Knowledge of the Company, the Company has no reason to believe that the Material Loan Agreements prohibit or impede the consummation of the Merger and other transactions contemplated by this Agreement or that any default or event of default (however denominated) under the Material Loan Agreements (in the case of the Highbridge Loan Agreement and the Structural Loan Agreement, as amended by the Loan Amendments), would result therefrom.

Section 4.28            No Other Representations. Neither the Company nor Merger Sub is relying, and neither the Company nor Merger Sub has relied, on, or otherwise has been induced by, any representations or warranties whatsoever regarding this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement or the other Transaction Agreements, express or implied, or any other information provided or made available to the Company, Merger Sub or their respective Representatives in connection with the Merger and the transactions contemplated by this Agreement or the other Transaction Documents, including any information, documents, projections, forecasts or other material made available in certain “data rooms” or management presentations, or the accuracy or completeness of any of the foregoing, except for the representations and warranties in Article III. Such representations and warranties by Otonomo constitute the sole and exclusive representations and warranties of Otonomo in connection with this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated by this Agreement or the other Transaction Documents, and the Company understands, acknowledges and agrees, on its own behalf and on behalf of Merger Sub, that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by Otonomo.

ARTICLE V

COVENANTS

Section 5.1               Conduct of Otonomo’s Business Pending the Merger.

(a)              Between the Agreement Date and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by the Company in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), and except (A) as disclosed in Schedule 5.1 of the Otonomo Disclosure Schedules, (B) as required by applicable Law, (C) for any actions reasonable required in response to COVID-19 or any COVID-19 Measures or (D) as otherwise explicitly required by this Agreement, (i) Otonomo shall use commercially reasonable efforts to, and shall cause each Otonomo Subsidiary to use commercially reasonable efforts to, conduct their respective businesses only in, and Otonomo and the Otonomo Subsidiaries shall not take any action except in the ordinary course of business consistent with past practice in all material respects and (ii) Otonomo shall, and shall cause each Otonomo Subsidiary to, use its respective commercially reasonable best efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and key employees (other than where termination of such services is for cause) and to preserve, in all material respects, the current relationships of Otonomo and the Otonomo Subsidiaries with material customers, suppliers, licensors, licensees, distributors and other Persons with which Otonomo or any Otonomo Subsidiary has material business dealings.

(b)             Without limiting the generality of the foregoing, except as set forth in Schedule 5.1 of the Otonomo Disclosure Schedules, as required by applicable Law or as otherwise permitted or required by this Agreement, during the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by the Company in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), Otonomo shall not, nor shall Otonomo permit any Otonomo Subsidiary to:

   (i)               (x) accelerate the payment by Otonomo or any Otonomo Subsidiary of any accounts payable, Taxes, Indebtedness or other Liabilities outside of the ordinary course of business consistent with past practice, (y) accelerate the collection by Otonomo or any Otonomo Subsidiary of any accounts receivable or other amounts outside of the ordinary course of business consistent with past practice, or (z) take other action outside of the ordinary course of business consistent with past practice with an intention to increase Otonomo Net Cash without, in each case, another legitimate good faith business objective;

   (ii)               amend the Otonomo Organizational Documents or any of the Otonomo Subsidiaries Organizational Documents;

   (iii)           declare or pay any dividends on or make other distributions (whether in cash, shares or property) in respect of any of its share capital or other equity interests (other than dividends or distributions made by any wholly owned Otonomo Subsidiary to Otonomo or any other wholly owned Otonomo Subsidiary);

   (iv)              subdivide, reclassify, convert, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its respective shares or other equity interests;

   (v)              repurchase, redeem, reduce, cancel, forfeit or otherwise acquire any Otonomo Shares, other than in connection with (A) the forfeiture or expiration of outstanding Otonomo Stock Options and Otonomo RSU Awards and (B) the withholding of Otonomo Shares to satisfy Tax obligations with respect to the exercise, vesting or settlement, as applicable, of Otonomo Stock Options and Otonomo RSU Awards;

   (vi)              except as required by applicable Law, adopt or enter into any collective bargaining agreement or similar agreement with any Union applicable to the employees of Otonomo or any Otonomo Subsidiary;

   (vii)            issue, deliver, transfer or sell, or authorize, propose or reserve for issuance, delivery, transfer or sale, or otherwise dispose of or encumber, any Otonomo Shares or shares of any Otonomo Subsidiary, other than (A) the issuance of shares upon the exercise or settlement, as applicable, of Otonomo Stock Options, Otonomo RSU Awards and Otonomo Warrants, in each case, in accordance with their respective terms as of the Agreement Date and the terms of this Agreement, (B) the issuance of Otonomo Shares pursuant to the exercise of or settlement, as applicable, of Otonomo Stock Options, Otonomo RSU Awards and Otonomo Warrants if necessary to effectuate an optionee’s or other holder’s direction upon exercise or pursuant to the settlement of 102 Awards and Otonomo Warrants and in order to satisfy Tax withholding obligations, or (C) grants of new Otonomo Stock Options and Otonomo RSU Awards in the ordinary course of business consistent with past practice;

   (viii)          create, assume or incur any indebtedness of Otonomo or any Otonomo Subsidiary for borrowed money, or indebtedness of Otonomo or any Otonomo Subsidiary evidenced by any note, bond, debenture or other debt security, or guaranty any such indebtedness of another Person, or repay, redeem or repurchase any such indebtedness;

   (ix)              make any loans, advances or capital contributions to, or any investments in, any other Person (other than loans or advances between (x) Otonomo and any wholly owned Otonomo Subsidiary or (y) Otonomo or any wholly owned Otonomo Subsidiary, on the one hand, and the Company or any wholly owned Company Subsidiary, on the other hand);

   (x)              (x) sell, assign, lease, license (other than, with respect to Intellectual Property, non-exclusive licenses granted in the ordinary course of business consistent with past practice), sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any assets or properties (other than commercially reasonable routine Intellectual Property prosecution and maintenance actions, such as abandonment and claim narrowing conducted in the ordinary course of business) that are material, individually or in the aggregate, to Otonomo and the Otonomo Subsidiaries, taken as whole or (y) enter into, modify or amend any lease of property, except for modifications or amendments that are not materially adverse to the Surviving Company;

   (xi)             directly or indirectly acquire (x) by merging, amalgamating or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (y) any material assets;

   (xii)            implement or adopt any material change in its accounting policies other than as may be required by applicable Law or GAAP and as concurred with by Otonomo’s independent auditors;

   (xiii)          except as expressly required by the terms of any Otonomo Benefit Plan in effect on the Agreement Date and disclosed to the Company: (A) increase the compensation of any Otonomo Service Provider, (B) grant to any Otonomo Service Provider, or enter into or amend any agreement with any Otonomo Service Provider, providing for incentive awards (including equity or equity-based awards), severance, change-in-control payments or retention payments, (C) establish, enter into, materially modify, materially amend or terminate any Otonomo Benefit Plan (or any plan or agreement that would be an Otonomo Benefit Plan if in existence on the Agreement Date) except in the ordinary course of business consistent with past practice with respect to amendments to group benefit plans that would not, individually or in the aggregate, materially increase benefits, or (D) take any action to accelerate the time of vesting or payment of any material compensation or benefits under any Otonomo Benefit Plan;

   (xiv)           affirmatively waive, release or amend in any material respect, restrictive covenant obligations of any officer-level Otonomo Employee;

   (xv)         (A) hire, or offer to hire, any officers, employees, consultants, or independent contractors, (B) terminate the employment of any officer-level Otonomo Employee (except due to any actions or omissions giving “cause” to terminate employment), or (C) enter into any Contract with a Union (unless required by applicable Law);

   (xvi)          modify or amend in any material and adverse respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any Otonomo Material Contract or enter into any agreement or contract that would qualify as an Otonomo Material Contract;

   (xvii)         pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses in the ordinary course of business consistent with past practice or indemnification pursuant to any indemnification agreements in effect as of the Agreement Date) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its officers or directors or any Affiliate of any of its officers or directors;

   (xviii)        except in the ordinary course of business consistent with past practice, form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof (other than in the ordinary course of business consistent with past practice) or enter into any new line of business, in each case that is material to Otonomo and the Otonomo Subsidiaries, taken as a whole;

   (xix)          (A) make or change any material Tax election, (B) adopt or materially change any annual Tax accounting period, (C) file any material amended Tax Return, (D) settle or compromise any material claim, investigation, audit or controversy relating to Taxes, (E) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, (F) enter into any material closing agreement with respect to any Tax, (G) surrender or forfeit any right to claim a material Tax refund, or (H) apply for or enter into a ruling from any Tax authority with respect to Taxes, other than the Tax rulings pursuant to this Agreement;

   (xx)            (A) to the extent such amount is material to the business of Otonomo or any applicable Otonomo Subsidiary, pay, discharge, settle or satisfy any claims, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of debts, liabilities and obligations, whether accrued or fixed, absolute or contingent or matured or unmatured, including those arising under any Law and those arising under any Contract: (1) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in Otonomo SEC Reports or (2) incurred in the ordinary course of business consistent with past practice or, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of material value;

   (xxi)           make or agree to make any new out-of-pocket capital expenditures in excess of $100,000, individually, or $1,000,000, in the aggregate;

   (xxii)          publish any new Otonomo Privacy Notice or amend any Otonomo Privacy Notice;

   (xxiii)         make any changes to the Processing of Otonomo Data in any material respect;

   (xxiv)         enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or materially alter, materially amend, materially modify, violate or terminate any of the terms of any Otonomo Leases;

   (xxv)           fail to renew or maintain material existing insurance policies or comparable replacement policies in each case that are material to Otonomo or any Otonomo Subsidiary; or

   (xxvi)         authorize, or commit or agree to take, any of the foregoing actions.

   Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control Otonomo or any Otonomo Subsidiary or direct the business or operations of Otonomo or any Otonomo Subsidiary prior to the Effective Time.

Section 5.2               Conduct of the Company’s Business Pending the Merger.

(a)            Between the Agreement Date and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by Otonomo in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), and except (A) as disclosed in Schedule 5.2 of the Company Disclosure Schedules, (B) as required by applicable Law, (C) for any actions reasonable required in response to COVID-19 or any COVID-19 Measures or (D) as otherwise explicitly required by this Agreement, (i) the Company shall use commercially reasonable efforts to, and shall cause each Company Subsidiary to use commercially reasonable efforts to, conduct their respective businesses only in, and the Company and the Company Subsidiaries shall not take any action except in the ordinary course of business consistent with past practice in all material respects and (ii) the Company shall, and shall cause each Company Subsidiary to, use their respective commercially reasonable best efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and key employees (other than where termination of such services is for cause) and to preserve, in all material respects, the current relationships of the Company and the Company Subsidiaries with material customers, suppliers, licensors, licensees, distributors and other Persons with which the Company or any Company Subsidiary has material business dealings.

(b)             Without limiting the generality of the foregoing, except as set forth in Schedule 5.2 of the Company Disclosure Schedules, as required by applicable Law or as otherwise permitted or required by this Agreement, during the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by Otonomo in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall the Company permit any Company Subsidiary to:

   (i)               (x) accelerate the payment by the Company or any Company Subsidiary of any accounts payable, Taxes, Indebtedness or other Liabilities outside of the ordinary course of business consistent with past practice, (y) accelerate the collection by the Company or any Company Subsidiary of any accounts receivable or other amounts outside of the ordinary course of business consistent with past practice, or (z) take other action outside of the ordinary course of business consistent with past practice with an intention to increase Company Net Cash without, in each case, another legitimate good faith business objective;

   (ii)               amend the Company Organizational Documents or any of the Company Subsidiaries Organizational Documents (except to effectuate the A&R Charter and the A&R Bylaws);

   (iii)           declare or pay any dividends on or make other distributions (whether in cash, shares or property) in respect of any of its share capital or other equity interests (other than dividends or distributions made by any wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary);

   (iv)           subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its respective shares or other equity interest;

   (v)               repurchase, redeem or otherwise acquire any shares of Common Stock;

   (vi)             issue, deliver or sell, or authorize, propose or reserve for issuance, delivery or sale, or otherwise dispose of or encumber, any shares of Common Stock, any shares of preferred stock or shares of any Company Subsidiary, other than (A) the issuance of shares upon the exercise of Company Stock Options, Company Warrants, Company Convertible Notes and other convertible securities of the Company, or (B) grants of new equity incentive awards, including Company Stock Options and restricted stock units, in the ordinary course of business consistent with past practice;

   (vii)          create, assume or incur any indebtedness of the Company or any Company Subsidiary for borrowed money, indebtedness of the Company or any Company Subsidiary evidenced by any note, bond, debenture or other debt security, or guaranty any such indebtedness of another Person, repay, redeem or repurchase any such indebtedness (except, in each case, the Company and the Company Subsidiaries, taken as a whole, may (A) incur interest and fees under the Material Loan Agreements, (B) issue convertible notes and incur indebtedness thereunder, in each case to the extent such notes and indebtedness convert into equity interests prior to the Effective Time, and (C) create, assume or incur an aggregate principal amount of other Indebtedness after the Agreement Date up to $30.0 million (such amount, for the avoidance of doubt, to include any amount of Indebtedness incurred by way of a Bridge Loan but to exclude interest and fees incurred pursuant to clause (A) and convertible notes issued and indebtedness incurred pursuant to clause (B))); provided, that the Company must receive Otonomo’s consent (not to be unreasonably withheld, conditioned or delayed) to issue convertible indebtedness that (x) does not convert prior to the Effective Time or (y) is issued at a price that implies a valuation of the Company that is less than the Company Valuation (such valuation, for the avoidance of doubt, disregarding any conversion discount of up to thirty-five percent (35%)); provided, further, that in no circumstance shall Merger Sub be joined or made party to the Material Loan Agreements or any other Indebtedness of the Company or any other Company Subsidiary prior to the Closing;

   (viii)           make any loans, advances or capital contributions to, or any investments in, any other Person (other than loans or advances between the Company and any Company Subsidiary or any Company Service Provider);

   (ix)             directly or indirectly acquire (x) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (y) any material assets;

   (x)             except as in the ordinary course of business consistent with past practice, form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof (other than in the ordinary course of business consistent with past practice) or enter into any new line of business, in each case that is material to the Company and the Company Subsidiaries, taken as a whole;

   (xi)              (A) to the extent such amount is material to the business of the Company or any applicable Company Subsidiary, pay, discharge, settle or satisfy any claims, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of debts, liabilities and obligations, whether accrued or fixed, absolute or contingent or matured or unmatured, including those arising under any Law and those arising under any Contract incurred in the ordinary course of business consistent with past practice or, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of material value;

   (xii)            (A) make or change any material Tax election, (B) adopt or change any annual Tax accounting period, (C) file any material amended Tax Return, (D) settle or compromise any material claim, investigation, audit or controversy relating to Taxes, (E) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, (F) enter into any material closing agreement with respect to any Tax, (G) surrender or forfeit any right to claim a material Tax refund, or (H) apply for or enter into a ruling from any Tax authority with respect to Taxes, other than the Tax rulings pursuant to this Agreement; or

   (xiii)          authorize, or commit or agree to take, any of the foregoing actions.

(c)             Notwithstanding anything to the contrary in this Agreement, during the period from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7.1, except as otherwise consented to by Otonomo in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall the Company permit any Company Subsidiary to directly or indirectly amend, restate, supplement, replace, refinance or otherwise modify the Loan Amendments or any Material Loan Agreement in a manner materially adverse to the interests of Otonomo (it being acknowledged by Otonomo that amendments, waivers or consents, solely to the extent the terms thereof (i) facilitate the ability of the Company to consummate the Merger, (ii) permit the incurrence of Indebtedness permitted under Section 5.2(b)(vii), (iii) permit the joinder of additional guarantors, other than Merger Sub, (iv) to the extent no Bridge Loans are outstanding, provide for the grant of liens on additional collateral, (v) to the extent no Bridge Loans are outstanding, provide for the inclusion of additional or more restrictive mandatory prepayments (in any event so long as such additional or mandatory prepayment does not violate the penultimate sentence of Section 4.27(b)), (vi) provide for the inclusion of additional or more restrictive affirmative covenants that are customary for financings of the applicable type (including additional reporting requirements to the extent customary for a public company), (vii) provide for the inclusion of additional or more restrictive negative covenants (including financial covenants) that are customary for financings of the applicable type, (viii) to the extent no Bridge Loans are outstanding, provide for the inclusion of additional or more restrictive events of default that do not impede, delay or make less likely to occur the consummation of the Merger, any direct listing transaction or any other transaction contemplated by this Agreement, (ix) waive, or consent to, defaults or events of default (however denominated) prior to the Effective Time or (x) provide for terms that are favorable to the Company (including the deferral of payment obligations) shall, in each case, not be materially adverse to Otonomo’s interests); provided, that Otonomo’s consent shall not be needed for the Loan Amendments going into effect on the Agreement Date.

   Nothing contained in this Agreement shall give Otonomo, directly or indirectly, the right to control the Company or any Company Subsidiary or direct the business or operations of the Company or any Company Subsidiary prior to the Effective Time.

Section 5.3              Access to Information; Confidentiality.

(a)             Subject to the confidentiality agreement between the Company and Otonomo, dated October 23, 2022 (the “Confidentiality Agreement”), and applicable Law, Otonomo shall, and shall cause each Otonomo Subsidiary to, afford to the Company and its Representatives, reasonable access during normal business hours and upon reasonable notice during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time to all their properties, books, contracts, commitments, personnel and records as the Company may reasonably request (provided, that such access shall not unreasonably interfere with the business or operations of Otonomo or any Otonomo Subsidiary or create a material risk of damage or destruction to any property or assets of Otonomo or any Otonomo Subsidiary) and, during such period, Otonomo shall, and shall cause each Otonomo Subsidiary to, furnish promptly to the Company (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information concerning their business, properties, litigation matters and personnel as the Company may reasonably request; provided, that nothing in this Section 5.3(a) shall require Otonomo or any Otonomo Subsidiary to provide any access, or to disclose any information, if permitting such access or disclosing such information would (A) violate applicable Law, (B) in the reasonable judgment of Otonomo, cause material competitive harm to Otonomo or any Otonomo Subsidiary if the transactions contemplated by this Agreement are not consummated, (C) violate any of its obligations with respect to confidentiality (provided, that Otonomo shall, upon the request of the Company, use commercially reasonable efforts to obtain the required consent of any third party to such access or disclosure), or (D) result or give rise to a material risk of resulting in the loss of attorney-client or other privilege (provided, that Otonomo shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client or other privilege). Notwithstanding anything to the contrary herein, Otonomo may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law as a result of COVID-19 or any COVID-19 Measures.

(b)            Subject to the Confidentiality Agreement, and applicable Law, the Company shall, and shall cause each Company Subsidiary to, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, use commercially reasonable efforts to (i) furnish to Otonomo monthly balance sheets and statements of operations and statement of cash flows of the Company and its Subsidiaries promptly after being completed by the Company (and, in any event, no later than the thirtieth (30th) day after each month end), and (ii) (x) inform Otonomo of any material developments concerning the Company’s outstanding Indebtedness, together with any refinancings or new debt incurrences, and (y) make members of the Company’s management available for monthly meetings with members of Otonomo’s management to discuss the Company’s relationships with current and prospective customers and suppliers; provided, that nothing in this Section 5.3(b) shall require the Company or any Company Subsidiary to disclose any information, if disclosing such information would (A) violate applicable Law, (B) in the reasonable judgment of the Company, cause material competitive harm to the Company or any Company Subsidiary if the transactions contemplated by this Agreement are not consummated, (C) violate any of its obligations with respect to confidentiality (provided, that the Company shall, upon the request of Otonomo, use commercially reasonable efforts to obtain the required consent of any third party to such access or disclosure), or (D) result or give rise to a material risk of resulting in the loss of attorney-client or other privilege (provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client or other privilege).

(c)            No review pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement. All information provided pursuant to this Section 5.3 shall be subject to the terms of the Confidentiality Agreement.

Section 5.4             Notification of Certain Matters. The Company shall give prompt notice to Otonomo and Otonomo shall give prompt notice to the Company, as the case may be, of the occurrence of any of the following after the Agreement Date and prior to the Effective Time: (a) receipt of any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with this Agreement or the transactions contemplated hereby, (b) receipt of any notice or other communication from any Governmental Authority or Nasdaq (or any other securities market) in connection with this Agreement or the transactions contemplated hereby, (c) the executive officers of such party becoming aware of the occurrence or failure to occur of an event that could prevent or delay beyond the Outside Date the consummation of the transactions contemplated by this Agreement or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied or (d) the executive officers of the Company becoming aware of the occurrence of any default or event of default (however denominated) under the Material Loan Agreements; provided, that failure to give notice under the foregoing clauses (a), (b) or (c) shall not be deemed to be a breach of covenant under this Section 5.4 and shall constitute only a breach of the underlying representation, covenant, condition or agreement, as the case may be. The delivery of any notice pursuant to this Section 5.4 will not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger or the other transactions contemplated by this Agreement.

Section 5.5              Regulatory Filings; Reasonable Best Efforts.

(a)            Each party shall make or cause to be made, in cooperation with the other parties and as promptly as practicable, all filings, forms, declarations, notifications, registrations and notices with Governmental Authorities that the Company and Otonomo agree are necessary under Competition Laws and Investment Screening Laws relating to the transactions contemplated hereby. “Competition Laws” mean the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any merger control, competition or antitrust Laws and any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition. Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information or documents made by any Governmental Authority, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Authority. Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice. Each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Authority regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Authority with respect to the transactions contemplated by this Agreement (subject to redaction for any information that is classified for national security purposes). None of the parties shall independently participate in any meeting, videoconference or teleconference, or engage in any substantive conversation, with any Governmental Authority in respect of any filings or inquiry without giving the other party prior notice of the meeting, videoconference or teleconference and, unless prohibited by such Governmental Authority, the opportunity to attend and participate. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with Actions under or relating to any Competition Law. For the avoidance of doubt, neither party shall have any obligation to expend funds, other than in immaterial amounts, or to contest or resist any Action under or relating to any Competition Law or Investment Screening Law, including any administrative or judicial action.

(b)             Without prejudice to the generality of Section 5.5(a), unless submitted prior to the Agreement Date, the Company shall as promptly as practical but in any event no later than ten (10) Business Days from the Agreement Date submit a notification to the UK Secretary of State for approval of the Merger pursuant to the NSIA 2021 provided it has received all information from Otonomo that is required under the NSIA 2021 (Prescribed Form and Content of Notices and Validation Applications) Regulations 2021 for the completion of such notification.

(c)            Each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all necessary notifications, registrations and filings (including filings with Governmental Authorities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Merger that are necessary to consummate the Merger and the transactions contemplated by this Agreement, (iii) the preparation of the Proxy Statement and the Registration Statement, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement, and to fully carry out the purposes of, this Agreement, and (v) the providing of all such information concerning such party, its Subsidiaries, its Affiliates and its Subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in Section 5.5(a), Section 5.5(b) or this Section 5.5(c). Each of the Company and Otonomo agrees that it will use its reasonable best efforts to obtain prior to the Effective Time each of the consents that are listed in Schedule 5.5(c) of the Otonomo Disclosure Schedules. Notwithstanding anything to the contrary herein, if the lessor or licensor under any Otonomo Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), Otonomo shall be solely responsible for making all such payments or providing all such additional security and the terms thereof shall be subject to the Company’s approval.

(d)            Notwithstanding anything herein to the contrary, the Company and its Affiliates shall not be obligated to, or to commit that Otonomo or any of its Affiliates would be obligated to, offer, propose, negotiate, agree to, consent to or effect, by consent decree, hold separate order or otherwise, (i) the divestiture, transfer or other disposal of any businesses, operations, interests, product or service lines or assets, (ii) any other action, including any conduct limitation or restriction, or (iii) any other remedy, commitment, condition, limitation, restriction or undertaking of any kind, and Otonomo and its Affiliates shall not make any such commitment or undertake any such action without the Company’s written consent; provided, that the Company and its Subsidiaries shall, to the extent necessary in order to resolve any objections asserted under Competition Laws or Investment Screening Laws by any Governmental Authority with respect to the transactions contemplated by this Agreement, be obligated to offer, propose, negotiate, agree to, consent to, or effect any action, remedy, commitment, condition, limitation, restriction or undertaking other than those referenced in the foregoing clause (i), in each case, of clauses (ii) and (iii) that both are not material to the Company and the Company Subsidiaries, taken as a whole, and are not material to the expected benefits of the Merger.

Section 5.6              No Solicitation by Otonomo; Otonomo Board Recommendation.

(a)            From and after the Agreement Date and until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, Otonomo shall not, nor shall it authorize or permit any Otonomo Subsidiary or any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any inquiry, proposal or other offer that constitutes or would reasonably be expected to lead to an Otonomo Acquisition Proposal, (ii) enter into any agreement with respect to any Otonomo Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any Person any non-public information with respect to, or knowingly cooperate with, any inquiry, proposal or other offer that constitutes, or would reasonably be expected to lead to, any Otonomo Acquisition Proposal, (iv) waive or release any Person from, forbear in the enforcement of, or amend any confidentiality, standstill or similar Contract or any confidentiality or standstill provisions of any other Contract, or (v) authorize or commit to do any of the foregoing. Otonomo shall, and shall cause each Otonomo Subsidiary and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or would reasonably be expected to lead to, an Otonomo Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

(b)            Notwithstanding the foregoing, at any time prior to obtaining Otonomo Shareholder Approval, in response to a bona fide written Otonomo Acquisition Proposal that the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) constitutes, or would reasonably be expected to lead to, an Otonomo Superior Proposal, and which Otonomo Acquisition Proposal was not solicited after the Agreement Date in breach of Section 5.6(a), was made after the Agreement Date and did not otherwise result from a breach (other than an immaterial breach) of Section 5.6(a), Otonomo may, if the Otonomo Board determines (after receiving the advice of outside counsel) that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law), and subject to compliance with Section 5.6(a) and Section 5.6(d) and after giving the Company written notice of such determination, (x) furnish information with respect to Otonomo and the Otonomo Subsidiaries to the Person making such Otonomo Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement; provided, that (1) all such information has previously been provided to the Company or is provided to the Company prior to the time it is provided to such Person and (2) such customary confidentiality agreement expressly provides the right for Otonomo to comply with the terms of this Agreement, including Section 5.6(c), and (y) participate in discussions or negotiations with the Person making such Otonomo Acquisition Proposal (and its Representatives) regarding such Otonomo Acquisition Proposal. Without limiting the foregoing, it is agreed that any violation (other than an immaterial violation) of the restrictions set forth in Section 5.6(a) by any Representative or Affiliate of Otonomo or any Otonomo Subsidiary shall be deemed to be a breach of Section 5.6(a) by Otonomo.

   The term “Otonomo Acquisition Proposal” means any proposal, offer or indication of interest from any Person (other than a proposal or offer by the Company or any Company Subsidiary) relating to any direct or indirect acquisition or purchase, in one (1) transaction or a series of transactions, of assets or businesses that constitute fifteen percent (15%) or more of the consolidated net revenues, net income, or assets (based on the fair market value thereof) of Otonomo and the Otonomo Subsidiaries, taken as a whole, or fifteen percent (15%) or more of any class of voting or equity securities of Otonomo, any tender offer or exchange offer or issuance of voting or equity securities that if consummated would result in any Person beneficially owning fifteen percent (15%) or more of any class of voting or equity securities of Otonomo, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Otonomo or wholly owned Otonomo Subsidiary pursuant to which any Person or the stockholders of any Person would own fifteen percent (15%) or more of any class of voting or equity securities of Otonomo or of the surviving company or of any resulting parent company of Otonomo under such transaction, other than the transactions contemplated by this Agreement.

  The term “Otonomo Superior Proposal” means a bona fide Otonomo Acquisition Proposal (provided, that for purposes of this definition references to fifteen percent (15%) in the definition of “Otonomo Acquisition Proposal” shall be deemed to be references to fifty percent (50%)) which the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) to be (i) more favorable to the shareholders of Otonomo from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(c)             Neither the Otonomo Board nor any committee thereof shall, (i) (A) withdraw (or qualify or modify in a manner adverse to the Company or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to the Company or Merger Sub), the Otonomo Recommendation, (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Otonomo Acquisition Proposal, (C) if an Otonomo Acquisition Proposal shall have been publicly announced or disclosed, fail to publicly reaffirm the Otonomo Recommendation within ten (10) Business Days after the Company so requests in writing (it being understood that Otonomo will not be obligated to affirm the Otonomo Recommendation on more than two (2) occasions), (D) make any recommendation or public statement in connection with a tender or exchange offer, or fail to recommend against such offer within ten (10) Business Days of the commencement thereof pursuant to Rule 14d-2 of the Exchange Act, other than a recommendation against such offer or the issuance of a “stop, look and listen” communication by the Otonomo Board to Otonomo’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (E) fail to include the Otonomo Recommendation in the Proxy Statement or (F) resolve or publicly propose to take any action described in the foregoing clauses (A) through (E) (any action described in this clause (i) being referred to as an “Otonomo Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow Otonomo to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Otonomo Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.6(a) pursuant to and in accordance with the limitations set forth therein). Notwithstanding the foregoing, at any time prior to obtaining Otonomo Shareholder Approval, the Otonomo Board may make an Otonomo Adverse Recommendation Change (1) following receipt of a bona fide written Otonomo Acquisition Proposal after execution of this Agreement that did not result from a breach (other than an immaterial breach) of Section 5.6(a) and that the Otonomo Board determines in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) constitutes an Otonomo Superior Proposal or (2) of the type described in clauses (A), (C), (E) and (F) (but clause (F) solely with respect to clauses (A) (C) and (E)) thereof, in response to an Otonomo Intervening Event; in each case referred to in the foregoing clauses (1) and (2), only if the Otonomo Board determines in good faith (after consultation with outside counsel) that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided, however, that Otonomo shall not be entitled to exercise its right to make an Otonomo Adverse Recommendation Change until after the fourth (4th) Business Day following the Company’s receipt of written notice (an “Otonomo Notice of Recommendation Change”) from Otonomo advising the Company that the Otonomo Board intends to make an Otonomo Adverse Recommendation Change and specifying the reasons therefor, including (x) in the case of an Otonomo Superior Proposal the terms and conditions of any Otonomo Superior Proposal that is the basis of the proposed action by the Otonomo Board (it being understood and agreed that any amendment to any material term of such Otonomo Superior Proposal shall require a new Otonomo Notice of Recommendation Change and a new three (3) Business Day period during which Otonomo shall comply with the provisions of this Section 5.6(c)) and (y) in the case of an Otonomo Intervening Event, a description of the Otonomo Intervening Event in reasonable detail. In determining whether to make an Otonomo Adverse Recommendation Change in connection with a written Otonomo Acquisition Proposal that constitutes an Otonomo Superior Proposal, the Otonomo Board shall (i) during the foregoing four (4) Business Day period negotiate with the Company and its Representatives in good faith (to the extent that the Company requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Agreements so that such Otonomo Acquisition Proposal would cease to constitute an Otonomo Superior Proposal and permit the Company and its Representatives to make a presentation to the Otonomo Board regarding this Agreement and any adjustments with respect thereto (to the extent that the Company requests to make such a presentation) and (ii) at the end of such four (4) Business Day period, in good faith (after consultation with outside counsel and a financial advisor of U.S. nationally recognized reputation) reaffirm its determination that such bona fide written Otonomo Acquisition Proposal constitutes an Otonomo Superior Proposal. In determining whether to make an Otonomo Adverse Recommendation Change in connection with an Otonomo Intervening Event, the Otonomo Board shall (i) during the foregoing four (4) Business Day period negotiate with the Company and its Representatives in good faith (to the extent that the Company requests to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Transaction Agreements so that the failure to make an Otonomo Adverse Recommendation Change in response to such Otonomo Intervening Event would no longer reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law, as determined in good faith by the Otonomo Board (after consultation with outside counsel) (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law) and (ii) at the end of such four (4) Business Day period, in good faith (after consultation with outside counsel) reaffirm its determination that that the failure to make an Otonomo Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law).

(d)             In addition to the obligations of Otonomo set forth in Section 5.6(a) and 5.6(c), (i) Otonomo shall promptly advise the Company orally and in writing (and in any case within forty-eight (48) hours) of the receipt of an Otonomo Acquisition Proposal or any inquiry that would reasonably be expected to lead to an Otonomo Acquisition Proposal, the material terms and conditions of any such Otonomo Acquisition Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Otonomo Acquisition Proposal or inquiry and (ii) Otonomo shall (A) keep the Company fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Otonomo Acquisition Proposal or inquiry and (B) provide to the Company promptly after receipt or delivery thereof with copies of any written proposal and draft documentation sent or provided to Otonomo or any Otonomo Subsidiary from any Person that describes any of the material terms or conditions of any Otonomo Acquisition Proposal or inquiry.

(e)            Nothing contained in this Section 5.6 shall prohibit Otonomo from taking and disclosing to its shareholders a position contemplated by Rule 14(e)-2(a) or Rule 14(d)-9 promulgated under the Exchange Act or from making any disclosure to Otonomo’s shareholders if, in the good faith judgment of the Otonomo Board, after consultation with outside counsel, failure to so disclose would be reasonably expected to be inconsistent with its fiduciary duties under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Otonomo Board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided, however, that if any such disclosure pursuant to this Section 5.6(e) has the substantive effect of withdrawing or adversely modifying the Otonomo Board’s recommendation to vote for the Merger, such disclosure shall be deemed to be an Otonomo Adverse Recommendation Change for purposes of this Agreement.

Section 5.7              No Solicitation by the Company.

(a)            From and after the Agreement Date and until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, the Company shall not, nor shall it authorize or permit any Company Subsidiary or any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Acquisition Proposal, (ii) enter into any agreement with respect to any Company Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any Person any non-public information with respect to, or knowingly cooperate with, any proposal that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal or (iv) waive or release any Person from, forbear in the enforcement of, or amend any confidentiality, standstill or similar Contract or any confidentiality or standstill provisions of any other Contract.

   The term “Company Acquisition Proposal” means any proposal or offer or indication of interest from any Person (other than a proposal or offer by Otonomo or any Otonomo Subsidiary) relating to (i) any direct or indirect acquisition or purchase, in one (1) transaction or a series of transactions, of assets or businesses that constitute forty-nine percent (49%) or more of the consolidated net revenues, net income, or assets (based on the fair market value thereof) of the Company and the Company Subsidiaries, taken as a whole, or forty-nine percent (49%) or more of any class of voting or equity securities of the Company, (ii) any tender offer or exchange offer or the issuance of voting or equity securities that if consummated would result in any Person beneficially owning forty-nine percent (49%) or more of any class of voting or equity securities of the Company, or (iii) any merger, amalgamation, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or wholly owned Company Subsidiary pursuant to which any Person or the stockholders of any Person would own forty-nine percent (49%) or more of any class of voting or equity securities of the Company or of the surviving company or of any resulting parent company of the Company under such transaction, other than the transactions contemplated by this Agreement; provided, that for purposes of Section 5.7(a)(ii), any reference in the definition of Company Acquisition Proposal to “forty-nine percent (49%)” shall be deemed to be a reference to “twenty percent (20%).”

(b)            In addition to the obligations of the Company set forth in Section 5.7(a), (i) the Company shall promptly advise Otonomo orally and in writing (and in any case within forty-eight (48) hours) of the receipt of any Company Acquisition Proposal or any inquiry that would reasonably be expected to lead to any Company Acquisition Proposal, the material terms and conditions of any such Company Acquisition Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Acquisition Proposal or inquiry and (ii) the Company shall (A) keep Otonomo fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Acquisition Proposal or inquiry and (B) provide to Otonomo promptly after receipt or delivery thereof with copies of any written proposal and draft documentation sent or provided to the Company or any Company Subsidiary from any Person that describes any of the material terms or conditions of any Company Acquisition Proposal or inquiry.

Section 5.8              Shareholder Litigation.

(a)             Otonomo shall provide the Company prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any Otonomo shareholder or purported Otonomo shareholder against Otonomo, any Otonomo Subsidiary or any of their respective directors or officers relating to the Merger or any other transaction contemplated by this Agreement or the Otonomo Voting Agreements (each of the foregoing, an “Otonomo Shareholder Litigation Matter”), and shall keep the Company reasonably informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. Otonomo shall give the Company the opportunity to participate (at the Company’s expense) in (but not control) the defense or settlement of any such Otonomo Shareholder Litigation Matter and reasonably cooperate with the Company in conducting the defense or settlement of such Otonomo Shareholder Litigation Matter, and no such settlement shall be agreed without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 5.8(a) and Section 5.1, the provisions of this Section 5.8(a) shall control.

(b)             The Company shall provide Otonomo prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any Company stockholder or purported Company stockholder against the Company, any Company Subsidiary or any of their respective directors or officers relating to the Merger or any other transaction contemplated by this Agreement or the Otonomo Voting Agreements (each of the foregoing, a “Company Stockholder Litigation Matter”), and shall keep Otonomo reasonably informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. The Company shall give Otonomo the opportunity to participate (at Otonomo’s expense) in (but not control) the defense or settlement of any such Company Stockholder Litigation Matter and reasonably cooperate with Otonomo in conducting the defense or settlement of such Company Stockholder Litigation Matter, and no such settlement shall be agreed without Otonomo’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 5.8(b) and Section 5.2, the provisions of this Section 5.8(b) shall control.

Section 5.9              Indemnification; Director and Officer Insurance.

(a)             For not less than seven (7) years from and after the Effective Time, the Surviving Company shall, and the Company shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of Otonomo and any of its Subsidiaries (collectively, the “Indemnified Parties”) to the same extent such Persons are entitled to indemnification as of the Agreement Date by Otonomo pursuant to the Otonomo Organizational Documents and the Otonomo Subsidiaries Organizational Documents (as applicable) and indemnification agreements, if any, in existence as of the Agreement Date and disclosed to the Company in the Otonomo Disclosure Schedules, with any directors or officers of Otonomo or any of its Subsidiaries from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Action, whether civil, criminal, administrative or investigative, to the extent that such Action arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) acts or omissions occurring or alleged to have occurred at or prior to the Effective Time or (ii) the approval of this Agreement and the consummation of the transactions contemplated hereby (any such Action, an “Indemnified Party Action”). Without limitation of the foregoing, the Surviving Company and its Subsidiaries shall (and from and after the Effective Time, the Company shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of Otonomo and any Otonomo Subsidiaries under any and all indemnification agreements entered into prior to the Agreement Date between Otonomo or any Otonomo Subsidiary and any of their respective current or former directors and officers (to the extent disclosed to the Company in the Otonomo Disclosure Schedules). Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the seventh (7th) anniversary of the Effective Time of a matter in respect of which such Indemnified Party intends in good faith to seek indemnification pursuant to this Section 5.9(a), the provisions of this Section 5.9(a) shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In connection with an Indemnified Party Action, (A) the Surviving Company will have the right to control the defense thereof after the Effective Time; (B) upon receipt of an undertaking by or on behalf of the applicable Indemnified Party to repay any amount if it is ultimately determined that such Indemnified Party is not entitled to indemnification, the Surviving Company will advance all fees and expenses (including fees and expenses of any counsel) as incurred by such Indemnified Party in the defense of such Indemnified Party Action, whether or not the Surviving Company elects to control the defense of any such Indemnified Party Action; and (C) no Indemnified Party will be liable for any settlement of such Indemnified Party Action effected without his or her prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement, none of the Company the Surviving Company or any of their respective affiliates will settle, compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Indemnified Party Action unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such Indemnified Party Action. No Indemnified Party shall compromise, settle or consent to an arrangement regarding, or agree to compromise, settle or consent to an arrangement regarding, any Indemnified Party Action for which indemnification is or will be sought under this Section 5.9(a) unless the Company has consented thereto in writing and the Company and the Surviving Company shall not have any liability for any such compromise, settlement or arrangement effected without the Company’s prior written consent.

(b)            Prior to the Effective Time, Otonomo shall obtain at its expense one or more fully prepaid “tail” insurance policies for the extension of directors’ and officers’ liability coverage of Otonomo’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of seven (7) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as Otonomo’s insurance carrier as of the Agreement Date with respect to directors’ and officers’ liability insurance (the “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Otonomo’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby) (collectively, the “Otonomo D&O Tail Policy”); provided, that in no event shall Otonomo pay premiums in excess of three hundred percent (300%) of the annual amount paid by Otonomo for coverage during its current coverage period; provided, further, that if the cost of such insurance coverage exceeds such amount, Otonomo shall obtain a policy with the greatest coverage available for a cost not exceeding such amount, and the Surviving Company and the Company shall not cancel (or permit to be canceled) the Otonomo D&O Tail Policy during its term. The rights and obligations under Section 5.9(a) and this Section 5.9(b) shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Parties. The parties hereto acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of Section 5.9(a) and this Section 5.9(b), each of whom may enforce the provisions hereof.

(c)           During the Tail Period, without limiting the foregoing, the Company shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain provisions in the Company Organizational Documents and organizational documents of the Surviving Company and any of their respective Subsidiaries concerning the indemnification and exculpation (including provisions relating to expense advancement) of any present or future officer or director of the Company, the Surviving Company and any of their Subsidiaries that are no less favorable to such indemnified parties than the provisions of such organizational documents as of the Agreement Date and (ii) not amend, restate, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of such indemnified parties thereunder, in each case, except as required by Law.

(d)            If the Company or the Surviving Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation, amalgamation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company or the Surviving Company (as applicable) shall assume all of the obligations set forth in this Section 5.9.

(e)           Prior to the Closing, the Company shall use commercially reasonable efforts to obtain D&O Insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of the Company and its Subsidiaries (including the Otonomo Representatives) at and after the Closing on such terms as shall be determined by the Company in its reasonable discretion.

Section 5.10           Public Announcements. The initial press release shall be a joint press release and thereafter Otonomo and the Company each shall obtain the prior written consent of the other prior to issuing any press releases or making other public statements and communications with respect to the Merger, the other transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with, or rules of, Nasdaq in which case, each party shall provide drafts in advance of and as soon as reasonably practicable. In addition, Otonomo and the Company shall develop a joint communications strategy and each party shall ensure that all press releases and other public statements and communications (including any communications that would require a filing under the Rule 425, Rule 165 and Rule 166 of the Securities Act or Rule 14a-12 of the Exchange Act), with analysts, members of the financial community or otherwise, with respect to the Merger and the other transactions contemplated by this Agreement, shall be consistent in all material respects with such joint communications strategy.

Section 5.11            Preparation of SEC Documents; Otonomo Shareholders’ Meeting.

(a)            As promptly as practicable following the Agreement Date, the Company and Otonomo shall prepare and file with the SEC a proxy statement relating to the Otonomo Shareholder Approval (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”), and the Company shall prepare and file with the SEC a registration statement on Form S-4 together with all amendments thereto, (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus. Each of the Company and Otonomo shall use its reasonable best efforts to initially confidentially submit the Registration Statement by February 14, 2023 and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Otonomo will use its reasonable best efforts to cause the Proxy Statement to be mailed to Otonomo’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement will be made by the Company or Otonomo without the other party’s prior written consent (which shall not be unreasonably withheld or delayed) and without providing the other party the opportunity to review and comment thereon (which comments will be considered in good faith). The Company will advise Otonomo, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the shares of Common Stock or Assumed Company Warrants issuable in connection with the Merger and the Share Issuance for offering or sale in any jurisdiction, and each party will advise the other promptly of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and shall comply with Annex B with respect to any such responses or requests. If at any time prior to the Effective Time any information (including any Otonomo Adverse Recommendation Change) relating to the Company or Otonomo, or any of their respective Affiliates, officers or directors, should become Known to the Company or Otonomo which should be set forth in an amendment or supplement to either of the Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of Otonomo.

(b)            Each of Otonomo and the Company shall supply such information specifically for inclusion or incorporation by reference in (i) the Registration Statement necessary so that, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, the Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement necessary so that, at the date it is first mailed to Otonomo’s shareholders or at the time of Otonomo Shareholders’ Meeting (as defined in Section 5.11(c) below), the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the parties hereto shall use their best efforts so that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(c)            Otonomo shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in accordance with applicable Law and Otonomo Organizational Documents, establish a record date for, give, publish the notice of, convene, hold and schedule a meeting of its shareholders (the “Notice Date”), as promptly as practicable to consider the adoption and approval of this Agreement and the Merger (“Otonomo Shareholders’ Meeting”). Unless there has been an Otonomo Adverse Recommendation Change, Otonomo will use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of Nasdaq or applicable Law to obtain such approvals. Otonomo shall comply with the notice requirements applicable to Otonomo in respect of Otonomo Shareholders’ Meeting pursuant to the Companies Law and the regulations promulgated thereunder and the Articles of Association. Otonomo shall consult with the Company regarding the date of the Otonomo Shareholders’ Meeting, which, subject to the terms of the next sentence relating to postponement and adjournment thereof, shall be held as soon as reasonably practicable (taking into account necessary solicitation of shareholders) following the Notice Date. Notwithstanding anything to the contrary contained in this Agreement, Otonomo may adjourn or postpone Otonomo Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its shareholders in advance of a vote on the approval and adoption of this Agreement and the Merger, or, if, as of the time for which Otonomo Shareholders’ Meeting is originally scheduled, there are insufficient Otonomo Shares represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Otonomo shall ensure that the Otonomo Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with Otonomo Shareholders’ Meeting are solicited in compliance with applicable Law, the rules of Nasdaq and the Otonomo Organizational Documents.

(d)           Unless there has been an Otonomo Adverse Recommendation Change pursuant to Section 5.6(c): (i) the Otonomo Board shall recommend that its shareholders vote in favor of the approval and adoption of this Agreement and the Merger at the Otonomo Shareholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Otonomo Board has recommended that Otonomo’s shareholders vote in favor of approving and adopting this Agreement and the Merger at the Otonomo Shareholders’ Meeting and (iii) neither the Otonomo Board or any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the recommendation of the Otonomo Board that the shareholders of Otonomo vote in favor of the approval and adoption of this Agreement and the Merger, except in accordance with Section 5.6(c).

(e)             Promptly and in any event, no later than three (3) days after the approval of the Merger by the Otonomo shareholders at the Otonomo Shareholders’ Meeting, Otonomo shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies of such approval.

Section 5.12          Approval of Merger by Sole Shareholder of Merger Sub. Promptly and in any event, no later than three (3) days after the approval of the Merger by Merger Sub’s sole shareholder (the “Merger Sub Shareholder Approval”), Merger Sub shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies of such approval.

Section 5.13            ISA Approval. As promptly as practicable following the Agreement Date, the Company shall prepare in coordination with Otonomo and file with the ISA an application for, and shall use commercially reasonable efforts to obtain, the ISA No Action Letter from the ISA (the “ISA No-Action Application”). Otonomo shall cooperate with the Company and shall furnish the Company with all information, and provide such other assistance, as may be reasonably requested or required in connection with the preparation and submission of the ISA No Action Application. The Company will provide Otonomo’s legal counsel with a reasonable opportunity to review and comment on the draft(s) of the ISA No-Action Application and will reasonably consider all comments reasonably proposed by Otonomo or its legal counsel in connection therewith. The Company shall promptly notify Otonomo upon the receipt of any comments from the ISA or any request from the ISA, including with respect to amendments or supplements to the ISA No-Action Letter Application, and shall provide Otonomo with copies of all correspondence between the Company and its Representatives, on the one hand, and the ISA, on the other hand, with respect thereto. The Company shall advise Otonomo promptly after receipt of the ISA No Action Letter.

Section 5.14            Merger Proposal and Merger Certificate. Otonomo and Merger Sub shall cause the merger proposals (in the Hebrew language) in a form reasonably satisfactory to the Company and Otonomo (such proposals collectively, the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law and delivered to the Israeli Registrar of Companies within three (3) days from the calling of such shareholders meetings in accordance with Section 317(a) of the Companies Law (such date, the “Merger Proposal Submission Date”). Otonomo and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three (3) days after the Merger Proposal Submission Date, and each of their respective material creditors, if any, no later than three (3) days after the Merger Proposal Submission Date. Promptly after Otonomo and Merger Sub shall have complied with the immediately preceding sentence and with clauses (a) and (b) of this Section 5.14 below, but in any event no more than three (3) Business Days following the date on which such notice was sent to the creditors, Otonomo and Merger Sub shall inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the foregoing, Otonomo and, if applicable, Merger Sub, shall:

(a)             publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at the office of the Israeli Registrar of Companies, Otonomo’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as Otonomo or Merger Sub, as applicable, may determine, in (i) two (2) daily Hebrew newspapers that are widely distributed in Israel, on the Merger Proposal Submission Date, (ii) a widely distributed newspaper in the United States, no later than three (3) Business Days following the Merger Proposal Submission Date, and (iii) if required, in such other manner as may be required by any applicable Law and regulations;

(b)           if applicable, within four (4) Business Days from the Merger Proposal Submission Date, send a notice by registered mail to all of the “Material Creditors” (as such term is defined in the regulations promulgated under the Companies Law) that Otonomo or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in clause (a) of this Section 5.14;

(c)            display in a prominent place at Otonomo’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (a)(ii) of this Section 5.14), no later than three (3) Business Days following the Merger Proposal Submission Date; and

(d)            Otonomo or Merger Sub shall comply with the provisions of Section 1.2(b).

For the avoidance of doubt, completion of the statutory merger process and the request for issuance of a Certificate of Merger from the Israeli Registrar of Companies shall be subject to coordination by the parties and fulfillment or waiver of all of the conditions for Closing set forth in Section 6.1, Section 6.2 and Section 6.3 below. For purposes of this Section 5.14, “Business Day” shall have the meaning set forth in the Merger Regulations.

Section 5.15           Nasdaq Listing. The Company shall use its reasonable best efforts to cause the shares of Common Stock and Assumed Company Warrants issuable in connection with the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Closing Date. Otonomo shall promptly furnish to the Company all information concerning Otonomo and its equityholders that may be required or reasonably requested in connection with the Company’s obligations under this Section 5.15.

Section 5.16            Certain Tax Matters.

(a)             (i) Each of the Company, Merger Sub, and Otonomo intend that the Merger qualifies for the Intended U.S. Tax Treatment and (ii) this Agreement is intended to be, and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which the Company, Merger Sub and Otonomo are parties under Section 368(b) of the Code.

(b)             Each of the Company, Merger Sub and Otonomo shall use commercially reasonable efforts to cause the Merger to qualify for the Intended U.S. Tax Treatment and each shall not, and shall not permit their respective Subsidiaries to, take or agree to take any action, or fail to take any commercially reasonable action, that would reasonably be expected to jeopardize the qualification of the Merger for the Intended U.S. Tax Treatment. Each of the Company, Merger Sub and Otonomo shall report the Merger on their Tax Returns consistent with the Intended U.S. Tax Treatment and shall not take any position inconsistent with the Intended U.S. Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)             Each of the Company, Merger Sub and Otonomo shall reasonably cooperate with each other and their respective Tax counsel to document and support the Intended U.S. Tax Treatment by taking the actions described on Annex B hereto.

(d)             PFIC Cooperation. Unless Otonomo is not a PFIC for its 2023 taxable year, no later than 90 days after the end of such taxable year, the Company shall furnish, or shall cause to be furnished, on its website and to the recipients of Merger Consideration pursuant to this Agreement (x) all information reasonably necessary to permit the recipients (or their direct or indirect owners) to complete United States Internal Revenue Service Form 8621 with respect to its interest in Otonomo and (y) a PFIC Annual Information Statement under Section 1295(b) of the Code with respect to Otonomo, in each case, with respect to Otonomo’s 2023 taxable year.

(e)             During the tax period ending on the last day of the taxable year which includes the Closing and except as required by applicable Law, the Company and its Affiliates shall not take or cause or permit to be taken any action outside the ordinary course of business that could reasonably be expected to materially increase a recipient of Merger Consideration’s liability for Taxes pursuant to Sections 1291 through 1298 of the Code and the Treasury Regulations promulgated thereunder with respect to Otonomo.

Section 5.17            Employees.

(a)             Subject, and in addition, to the requirements imposed by applicable local Law, from and after the Closing, the Company shall, or shall cause its applicable Affiliate (including the Surviving Company following the Closing) to honor all written change of control and severance plans that are both (i) in effect as of immediately prior to the Closing and (ii) listed on Schedule 5.17(a) of the Otonomo Disclosure Schedules, in accordance with their terms as in effect immediately prior to the Closing. Notwithstanding the foregoing, nothing will prohibit the Company or any of its Affiliates (including the Surviving Company following the Closing) from amending or terminating any Otonomo Benefit Plan or any other compensation or severance arrangements in accordance with their terms or if otherwise permitted by applicable Law.

(b)             The Company shall, or shall cause its applicable Affiliate (including the Surviving Company following the Closing), for the period commencing from the Closing Date and ending on the twelve (12) month anniversary of the Closing Date provide to each employee of Otonomo who continues employment with the Company or any of its Affiliates (including the Surviving Company) following the Closing (each a “Continuing Employee”) with (i) annual base salary or base wage rate, as applicable, and cash target incentive compensation opportunities (excluding equity incentives), that are no less favorable, in the aggregate, than the annual compensation (excluding equity incentives) provided to, in the Company’s sole discretion, either (x) such Continuing Employee immediately prior to the Closing or (y) similarly situated employees of the Company, (ii) employee benefits (including severance benefits, but excluding any defined benefit pension or post-retirement benefits) on terms that are substantially comparable, in the aggregate, to the employee benefits (including severance benefits, but excluding any defined benefit pension or post-retirement benefits) that such Continuing Employee received under the applicable Otonomo Benefit Plan listed on Schedule 3.14(a) of the Otonomo Disclosure Schedules, in each case, as of immediately prior to the Closing.

(c)            At least five (5) days prior to the Closing, the Company may, or may direct Otonomo to, take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing, any Otonomo Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (a “Otonomo 401(k) Plan”). In the event that the Company directs Otonomo to terminate any Otonomo 401(k) Plan, Otonomo shall provide to the Company prior to the Closing Date written evidence of the adoption by the Otonomo Board of resolutions authorizing the termination of such Otonomo 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review of the Company). Otonomo also shall take, prior to the Effective Time, such other actions in furtherance of terminating any Otonomo 401(k) Plan as the Company may reasonably request in writing.

(d)             Nothing contained in this Agreement, express or implied, shall confer upon any Otonomo Service Provider or legal representative or beneficiary thereof, or any other Person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including any right to employment or continued employment for any specified period, or any right to any employment role, position or responsibilities, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment, modification or adoption of any Otonomo Benefit Plan or interfere with the right of the Company, the Surviving Company or any of their respective Affiliates to amend, modify or terminate any Otonomo Benefit Plan or to terminate or alter the terms of employment or engagement of any Otonomo Service Provider for any reason.

Section 5.18           Rule 16b-3. Prior to the Effective Time, the Company and Otonomo shall use reasonable best efforts to cause any acquisitions of shares of Common Stock (including derivative securities with respect to shares of Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.19            State Takeover Laws. If any state takeover Law becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company, the Company Board, Otonomo and the Otonomo Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 5.20            Delisting. Each of the parties to this Agreement agrees to cooperate with the other parties in taking, or causing to be taken, all actions reasonably necessary to delist Otonomo Shares and Otonomo Warrants from Nasdaq and terminate the registration of each under the Exchange Act, provided, however, that such delisting and termination shall not be effective until after the Effective Time.

Section 5.21            Obligations of Merger Sub. The Company shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by the Company.

Section 5.22            Governing Documents. In connection with the consummation of the transactions contemplated by this Agreement, the Company shall adopt the A&R Bylaws and the A&R Charter.

Section 5.23            Omnibus Incentive Plan. The board of directors of the Company shall, in consultation with Otonomo, approve and adopt the Omnibus Incentive Plan in the manner prescribed under the Code and other applicable Laws, effective as of no later than the day before the Closing Date.

Section 5.24            Otonomo Schedule.

(a)            No later than April 10, 2023, Otonomo will deliver to the Company a schedule (the “Otonomo Cash Schedule”) setting forth, in reasonable detail, Otonomo’s good faith, estimated calculation of Otonomo Cash as of the Cash Determination Time. Otonomo shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Otonomo Cash Schedule and, if reasonably requested by the Company, Otonomo’s accountants and counsel at reasonable times and upon reasonable notice.

(b)            Not less than ten (10) Business Days prior to the anticipated date for Closing (such date, as mutually agreed in writing by Otonomo and the Company, the “Anticipated Closing Date”), Otonomo will deliver to the Company a schedule (the “Draft Otonomo Schedule”) setting forth, in reasonable detail, Otonomo’s good faith, estimated calculation of the Exchange Ratio and each constituent component thereof (including Otonomo’s calculation of Company Net Cash) as of the Anticipated Closing Date; provided, that the Company shall have delivered to Otonomo a schedule setting forth, in reasonable detail, the Company’s good faith, estimated calculation of the Company Net Cash and the Company’s capitalization information required to calculate the Exchange Ratio, or any such additional information of the Company as may be reasonably required (the “Draft Company Information”) not less than fifteen (15) (but not more than twenty (20)) Business Days prior to the Anticipated Closing Date. Otonomo shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Draft Otonomo Schedule and, if reasonably requested by the Company, Otonomo’s accountants and counsel at reasonable times and upon reasonable notice. The Company shall make available to Otonomo, as reasonably requested by Otonomo, the work papers and back-up materials used or useful in preparing the Draft Company Information and, if reasonably requested by Otonomo, the Company’s accountants and counsel at reasonable times and upon reasonable notice. Otonomo shall consider in good faith any comments provided by the Company within four (4) Business Days of delivery of the Draft Otonomo Schedule.

(c)            Not less than five (5) (but not more than six (6)) Business Days prior to the Anticipated Closing Date, Otonomo will deliver to the Company a proposed final schedule (the “Final Otonomo Schedule”) setting forth, in reasonable detail, Otonomo’s good faith, estimated calculation of the Exchange Ratio and each constituent component thereof (including Otonomo’s calculation of Company Net Cash), prepared and certified by Otonomo’s Chief Financial Officer, which shall be subject to the agreement and consent of the Company Otonomo shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Final Otonomo Schedule and, if reasonably requested by the Company, Otonomo’s accountants and counsel at reasonable times and upon reasonable notice. Eight (8) Business Days prior to the Anticipated Closing Date, the Company will deliver to Otonomo proposed final schedule setting forth, in reasonable detail, the Company’s good faith, estimated calculation of the Company Net Cash and the Company’s capitalization information required to calculate the Exchange Ratio, or any such additional information of the Company as may be reasonably required (the “Final Company Information”). The Company shall make available to Otonomo, as reasonably requested by Otonomo, the work papers and back-up materials used or useful in preparing the Final Company Information and, if reasonably requested by Otonomo, the Company’s accountants and counsel at reasonable times and upon reasonable notice.

(d)             No later than three (3) Business Days prior to the Anticipated Closing Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Final Otonomo Schedule by delivering a written notice to that effect to Otonomo (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Final Otonomo Schedule and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(e)            If, on or prior to the Response Date, the Company notifies Otonomo in writing that it has no objections to the Final Otonomo Schedule or, if on or prior to the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 5.24(d) then the Final Otonomo Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Determination Time for purposes of this Agreement.

(f)             If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Otonomo and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Exchange Ratio, which agreed upon determination of the Exchange Ratio shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Determination Time for purposes of this Agreement.

(g)           If Representatives of Otonomo and the Company are unable to negotiate an agreed-upon determination of the Exchange Ratio as of the Determination Time pursuant to Section 5.24(f) by the date that is (2) Business Days prior to the Anticipated Closing Date, then any remaining disagreements as to the calculation of the Exchange Ratio shall be referred to an independent auditor of recognized national standing jointly selected by Otonomo and the Company (the “Accounting Firm”). Otonomo and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Final Otonomo Schedule and the Dispute Notice, and Otonomo and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination on or prior to the Anticipated Closing Date. Otonomo and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Otonomo and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the Exchange Ratio made by the Accounting Firm shall be made in writing delivered to each of Otonomo and the Company, shall be final and binding on Otonomo and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio at the Determination Time for purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 5.24(g). The fees and expenses of the Accounting Firm shall be allocated between Otonomo and the Company in the same proportion that the disputed Exchange Ratio that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed Exchange Ratio. If this Section 5.24(g) applies as to the determination of Exchange Ratio, upon resolution of the matter in accordance with this Section 5.24(g), the parties shall not be required to determine the Exchange Ratio again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Otonomo or the Company may request a redetermination of the Exchange Ratio if the Closing Date is more than twenty (20) Business Days after the Anticipated Closing Date, in which case the procedures contained in this Section 5.24 shall be repeated, starting with the delivery of a new Draft Otonomo Schedule.

Section 5.25           2022 Notes. The Company shall use its reasonable best efforts to cause all 2022 Notes to be converted into shares of Common Stock prior to or upon the consummation of the Merger such that no 2022 Notes shall be outstanding immediately following consummation of the Merger.

Section 5.26            Resignation of Officers and Directors. Prior to the Closing, Otonomo shall have caused each director and officer of Otonomo and each Otonomo Subsidiary to execute a resignation and release letter in a form reasonably acceptable to the Company (a “Director and Officer Resignation Letter”), effective as the Effective Time.

Section 5.27            Final Invoices; Payoff Letters; Release of Liens.

(a)             At least two (2) Business Days prior to the Closing, Otonomo shall obtain from each advisor, counsel, accountant, or other professional service provider owed Transaction Expenses, and deliver to the Company, a final invoice or other final statement indicating that such amounts reflected thereon are all amounts owed to such Person in respect of Transaction Expenses, in form and substance reasonably acceptable to the Company, setting forth the amounts required to pay off in full on the Closing Date the Transaction Expenses owing to such Person and wire transfer information for such payment. Otonomo shall take all reasonable actions to ensure that Transaction Expenses shall not be incurred by the Surviving Company after the Closing Date without the express prior written consent of the Company.

(b)             Prior to the Closing Date, if applicable, Otonomo shall obtain from each holder (or an applicable agent or trustee thereof) of Indebtedness (under clauses (i) and (ii) of the definition thereof) owed by Otonomo or any Otonomo Subsidiary, and deliver to the Company, a customary payoff letter that has been executed and sets forth (i) the amounts required to pay off in full on the Closing Date such Indebtedness (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties, as applicable) and wire transfer information for such payment, (ii) confirmation that upon payment of such specified amounts, Otonomo or the applicable Otonomo Subsidiary shall be released as an obligor in respect of such Indebtedness, (iii) confirmation that upon payment of such specified amounts, all Liens, if any, that the holder (or an applicable agent or trustee thereof) may hold on any of the assets of Otonomo or any Otonomo Subsidiary with respect to such Indebtedness shall be released, (iv) confirmation that Otonomo or its designees may file UCC-3 termination statements after such specified amounts have been received by the appropriate Persons and (v) customary further assurances provisions in relation to such other documents or instruments reasonably necessary to evidence the release of such Liens. If Otonomo or any Otonomo Subsidiary pays off any Indebtedness prior to the Closing Date, Otonomo or any Otonomo Subsidiary, as applicable, shall comply with all withholding Tax Law requirements with respect to such payment, including deduction and withholding of Tax amounts from such payment and any information reporting requirements.

Section 5.28            Bridge Loans. If requested by the Company prior to the effectiveness of the Registration Statement, Otonomo will engage in good faith negotiations with the Company and its lenders and other stakeholders concerning one or more bridge loans in an aggregate stated principal amount not to exceed fifteen million dollars ($15,000,000) that may be provided by Otonomo to the Company on commercially reasonable terms (all such bridge loans, the “Bridge Loans”), it being understood that (i) this Section 5.28 is not a commitment to lend any such Bridge Loans and any such commitment will be evidenced by separate documentation signed by Otonomo, (ii) the lending of any such Bridge Loans would be subject to the approval of the terms and conditions of such Bridge Loans by Otonomo’s Audit Committee and the Otonomo Board, (iii) unless otherwise agreed by Otonomo, any such Bridge Loans shall include collateral security, (iv) in the good faith determination of Otonomo’s Audit Committee and the Otonomo Board, such Bridge Loans must be on arm’s length terms in all respects, (v) the representation set forth in Section 3.8(w) and Section 4.8(r) with respect to such Bridge Loans shall be true, correct and complete in all material respects, (vi) such Bridge Loans will be reported by Otonomo, the Company and their Affiliates as indebtedness for U.S. and Israeli Tax purposes, (vii) the funding of any such Bridge Loans shall be subject to mutually agreed terms and conditions, (viii) in any event no such Bridge Loans shall be available for funding prior to Otonomo Shareholder Approval and (ix) any Bridge Loan that becomes outstanding pursuant to negotiations in connection with this Section 5.28 shall be deemed to permitted by this Agreement and disclosed for all applicable purposes in connection herewith.

ARTICLE VI

CONDITIONS

Section 6.1               Conditions to the Obligation of Each Party. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction, or waiver by each of the Company, Otonomo and Merger Sub, in each case on or prior to the Closing Date, of the following conditions:

(a)             The Otonomo Shareholder Approval, the Merger Sub Shareholder Approval and the Company Stockholder Consent shall have been obtained;

(b)             No applicable Law and no Governmental Order entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction shall be in effect which has the effect of prohibiting, preventing, restraining or making illegal the consummation of the Merger or the other transactions contemplated by this Agreement;

(c)             The SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and remain pending;

(d)             The shares of Common Stock and Assumed Company Warrants to be issued as consideration in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance;

(e)           Any consents, filings or approvals that the parties agree pursuant to Section 5.5(a) are necessary to be obtained prior to the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained or the applicable waiting period shall have expired or been terminated;

(f)             Without prejudice to the generality of Section 6.1(e) above, the Secretary of State for Business, Energy & Industrial Strategy shall have: (i) confirmed that no further action will be taken in relation to the Merger, (ii) made a final order in relation to the Merger pursuant to section 26(1)(a) of the NSIA 2021 allowing the Merger to proceed and, to the extent relevant, all conditions, provision or obligations contained in such final order necessary for completion of the Merger having been satisfied or complied with, or (iii) provided a written notice to the Company or Otonomo that the NSIA 2021 does not apply to the Merger;

(g)             There shall not be pending any Action by any Governmental Authority which challenges or seeks to enjoin the Merger or the other transactions contemplated by this Agreement;

(h)             The required conditions set forth in Section 323 of the Companies Law shall have been fulfilled and (i) at least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Israeli Registrar of Companies and (ii) at least thirty (30) days shall have elapsed after the Otonomo Shareholder Approval and the Merger Sub Shareholder Approval;

(i)              The ISA No Action Letter shall have been obtained pursuant to Section 5.13;

(j)             Either the 104H Tax Ruling and the Withholding Tax Ruling (if not incorporated as part of the 104H Tax Ruling) shall have been obtained, or the 104H Interim Ruling and the Withholding Tax Ruling (if not incorporated as part of the 104H Tax Ruling) shall have been obtained;

(k)             The 102 Tax Ruling shall have been obtained; and

(l)              The Exchange Ratio shall have been finally determined in accordance with Section 5.24.

Section 6.2              Conditions to Obligations of the Company and Merger Sub to Effect the Merger. The obligations of the Company and Merger Sub to effect the Merger shall be further subject to satisfaction, or waiver by each of the Company and Merger Sub, in each case at or prior to the Closing, of the following conditions:

(a)            (i) The representations and warranties of Otonomo set forth in Section 3.1(a) (Organization and Corporate Power), Section 3.3(a) (Authorization), Section 3.3(b)(x) (Authorization), Section 3.3(c) (Authorization), and Section 3.3(d) (Authorization) shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties of Otonomo set forth in Section 3.1(b) (Organization and Corporate Power), Section 3.2(b) (Otonomo Subsidiaries), the second sentence of Section 3.2(c) (Otonomo Subsidiaries), Section 3.3(e) (No Conflicts), Section 3.4 (Capitalization) (for the avoidance of doubt, without factoring in any Otonomo Securities or Otonomo Share Rights issued following the Agreement Date as permitted under this Agreement), Section 3.6(a) (Absence of Otonomo Material Adverse Effect) and Section 3.18 (Brokerage) shall, disregarding all qualifications set forth therein relating to “materiality” or other qualifications based on the word “material” or similar phrases, be true and correct in all material respects as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (iii) the representations and warranties of Otonomo set forth in this Agreement (other than those identified in clauses (i) or (ii)) shall be true and correct as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties of Otonomo to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have an Otonomo Material Adverse Effect;

(b)             Otonomo shall have performed in all material respects all obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c)             No Otonomo Material Adverse Effect shall have occurred that is continuing and uncured;

(d)             Otonomo shall have delivered to the Company Director and Officer Resignation Letters duly executed by each director and officer of Otonomo and each Otonomo Subsidiary, each of which shall be effective as of the Effective Time; and

(e)            Otonomo shall have delivered to the Company a certificate, dated as of the Closing Date and signed by the chief executive officer and chief financial officer of Otonomo, to the effect that each of the conditions specified in (a), (b) and (c) above is satisfied.

Section 6.3              Conditions to Obligations of Otonomo to Effect the Merger. The obligations of Otonomo to effect the Merger shall be further subject to satisfaction or waiver by Otonomo at or prior to the Closing of the following conditions:

(a)            (i) The representations and warranties of the Company and Merger Sub set forth in Section 4.1(a) (Organization and Corporate Power), Section 4.3(a) (Authorization), Section 4.3(b)(x) (Authorization), Section 4.3(c) (Authorization), Section 4.3(d) (Authorization), and Section 4.27(a) (Material Loan Agreements) shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties of the Company and Merger Sub set forth in Section 4.1(b) (Organization and Corporate Power), Section 4.2(b) (Company Subsidiaries), the second sentence of Section 4.2(c) (Company Subsidiaries), Section 4.3(e) (Authorization), Section 4.4 (Capitalization) (for the avoidance of doubt, without factoring in any Company Securities or Company Share Rights issued following the Agreement Date as permitted under this Agreement), Section 4.6(a) (Absence of Company Material Adverse Effect), Section 4.19 (Brokerage) and Section 4.27 (Material Loan Agreements) (other than with respect to clause (a)) shall, disregarding all qualifications set forth therein relating to “materiality” or other qualifications based on the word “material” or similar phrases, be true and correct in all material respects as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (iii) the representations and warranties of the Company and Merger Sub set forth in this Agreement (other than those identified in clauses (i) or (ii)) shall be true and correct as of the Agreement Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties of the Company and Merger Sub to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(b)             Each of the Company and Merger Sub shall have performed in all material respects all obligations, covenants and agreements required to be performed by each of them under this Agreement at or prior to the Closing;

(c)             No Company Material Adverse Effect shall have occurred that is continuing and uncured;

(d)            The Company shall have delivered to Otonomo a certificate, dated as of the Closing Date and signed by the chief executive officer and chief financial officer of the Company, to the effect that each of the conditions specified in (a), (b) and (c) above and (e) below is satisfied; and

(e)             The Company shall have complied in all respects with its obligations under Section 1.5(a)(i).

Section 6.4             Frustration of Closing Conditions. The Company and Merger Sub cannot rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by either of the Company’s or Merger Sub’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.5. Otonomo may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by Otonomo’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.5.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1               Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Otonomo Shareholder Approval:

(a)             by mutual written consent of the Company and Otonomo;

(b)             by either the Company or Otonomo:

   (i)            if the Merger shall not have been consummated by 11:59 p.m. in New York City on September 30, 2023 (the “Outside Date”); provided, however, that if on the September 30, 2023, all of the conditions in Article VI other than Section 6.1(h)(ii) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by the Company and Merger Sub and Otonomo, as applicable, then the Outside Date shall automatically be extended to October 31, 2023, provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement in any material respect has been the primary cause of, or resulted in, the failure of the Merger to be consummated on or by such date; provided, that, if as of such date all conditions set forth in Article VI (other than the condition set forth in Section 6.1(l)) have been satisfied or waived, the Outside Date shall automatically be extended until the date that is two (2) Business Days following the final determination of the Exchange Ratio in accordance with Section 5.24;

   (ii)              if the Otonomo Shareholder Approval shall not have been obtained at the Otonomo Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken; provided, however, that the right to terminate under this Section 7.1(b)(ii) shall not be available to Otonomo where the failure to obtain Otonomo Shareholder Approval shall have been caused by or related to Otonomo’s material breach of the Agreement; or

   (iii)             if any applicable Law or Governmental Order prohibiting, preventing, restraining or making illegal the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement in any material respect has been the primary cause of, or resulted in, the entry, enactment, promulgation, enforcement or issuance of such applicable Law or Governmental Order;

(c)              by the Company:

   (i)               if Otonomo shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement or any of the representations and warranties of Otonomo shall have become inaccurate, in either case, in a manner that (i) would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) and (ii) is incapable of being cured, or is not cured, by Otonomo by the earlier of (x) (30) days following written notice to Otonomo by the Company of such breach or (y) the Business Day prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in breach of any of its covenants or agreements contained in this Agreement, or any of the representations and warranties of the Company in this Agreement shall have become inaccurate, in either case in a manner that would give rise to the failure of a condition set forth in Section 6.3(a), Section 6.3(b) or Section 6.3(c);

   (ii)               at any time prior to obtaining the Otonomo Shareholder Approval, upon an Otonomo Adverse Recommendation Change; or

   (iii)             at any time prior to obtaining the Otonomo Shareholder Approval, if Otonomo shall have materially breached any of the provisions of Section 5.6 or Section 5.11(c).

(d)             by Otonomo:

   (i)               if the Company or Merger Sub shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, or any of the representations and warranties of the Company or Merger Sub shall have become inaccurate, in either case, in a manner that (1) would give rise to the failure of a condition set forth in Section 6.3(a), Section 6.3(b) or Section 6.3(c) and (2) is incapable of being cured, or is not cured, by the Company by the earlier of (x) (30) days following written notice to the Company by Otonomo of such breach or (y) the Business Day prior to the Outside Date; provided, that Otonomo shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Otonomo is then in breach of any of its covenants or agreements contained in this Agreement, or any of the representations and warranties of Otonomo in this Agreement shall have become inaccurate, in either case in a manner that would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c);

   (ii)              at any time prior to obtaining the Otonomo Shareholder Approval, in order to enter into a definitive agreement providing for an Otonomo Superior Proposal substantially concurrently with the termination of this Agreement; provided, that (x) Otonomo has complied with the terms of Section 5.6 (other than an immaterial breach) and (y) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, Otonomo pays to the Company the Otonomo Termination Fee; or

   (iii)             if the audited consolidated balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries as of and for the year ended December 31, 2022 are not completed by May 15, 2023; provided, that Otonomo shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(iii) if Otonomo is then in breach of any of its covenants or agreements contained in this Agreement, or any of the representations and warranties of Otonomo in this Agreement shall have become inaccurate, in either case in a manner that would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c).

   (iv)             if the Company Stockholder Consent has not been obtained within three (3) Business Days after Agreement Date; provided, that Otonomo’s termination right under this Section 7.1(d)(iv) shall automatically expire and be null and void upon the obtainment of the Stockholder Consent.

Section 7.2              Effect of Termination.

(a)            In the event of the valid termination of this Agreement by either the Company or Otonomo pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the Confidentiality Agreement, the provisions of this Section 7.2 and Article VIII shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability or damages for any fraud or willful and material breach hereof.

(b)             Otonomo Termination Fees.

   (i)                In the event that this Agreement is terminated by Otonomo or the Company pursuant to Section 7.1(b)(ii), then Otonomo shall pay the Company a fee equal to $1,500,000 (the “Otonomo Partial Termination Fee”).

   (ii)              In the event that this Agreement is terminated by (1) the Company pursuant to Section 7.1(c)(ii), (2) the Company pursuant to Section 7.1(c)(iii), (3) Otonomo pursuant to Section 7.1(d)(ii), or (4) Otonomo or the Company, as applicable, pursuant to Section 7.1(b)(i), Section 7.1(b)(ii) or Section 7.1(c)(i), so long as, in the case of this clause (4), (A) prior to the termination of this Agreement, any Person makes an Otonomo Acquisition Proposal, amends an Otonomo Acquisition Proposal made prior to the Agreement Date or makes any public statement regarding an intention to make an Otonomo Acquisition Proposal, in each case, that is not withdrawn at least ten (10) Business Days prior to the Otonomo Shareholders’ Meeting; and (B) within twelve (12) months after such termination Otonomo enters into a definitive agreement to consummate (which is consummated, whether or not within or after the twelve (12) month period), or consummates, any Otonomo Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided, that for purposes of this Section 7.2(b), the references to fifteen percent (15%) in the definition of Otonomo Acquisition Proposal shall be deemed to be fifty percent (50%), then, in each case, Otonomo shall pay the Company a fee equal to $3,000,000 (the “Otonomo Termination Fee”), less the Otonomo Partial Termination Fee, to the extent previously paid.

   (iii)           The payment of the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, shall be made by wire transfer of same-day funds to an account designated in writing by the Company (which account shall be designated by the Company upon written request by Otonomo to allow Otonomo to pay or cause to be paid to the Company any amounts payable hereunder within the time periods required by this Section 7.2). The Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, shall be paid to the Company without any deduction or withholding for Taxes, unless otherwise required under applicable Law, provided, that if any amount is deducted or withheld then such Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, will be increased by an amount that will ensure the Company receives and retains a net sum equal to the sum it would have received if such payment had not been subject to such Tax withholding.

   (iv)             In the case the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, is due pursuant to this Section 7.2(b), and in the event that this Agreement is terminated by the Company, Otonomo shall pay the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, within two (2) Business Days after such termination of the Agreement. In the case the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, is due pursuant to this Section 7.2(b), and in the event that this Agreement is terminated by Otonomo, Otonomo shall pay the Otonomo Partial Termination Fee or the Otonomo Termination Fee, as applicable, prior to or substantially concurrently with, and as a condition to, the termination of the Agreement. For the avoidance of doubt, in no event shall Otonomo be obligated to pay the Otonomo Partial Termination Fee or the Otonomo Termination Fee on more than one occasion, provided, however, that Otonomo may be obligated to pay the Otonomo Partial Termination Fee in the case set forth in Section 7.2(b)(i) and subsequently be obligated to pay the Otonomo Termination Fee less the Otonomo Partial Termination Fee, to the extent previously paid in the case set forth in Section 7.2(b)(ii)(5). Otonomo acknowledges that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. Otonomo further acknowledges that the Otonomo Partial Termination Fee and the Otonomo Termination Fee are not penalties, but rather are liquidated damages in a reasonable amount that will compensate the Company and Merger Sub in the circumstances in which the Otonomo Partial Termination Fee or the Otonomo Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. Accordingly, if Otonomo fails promptly to pay the amount(s) due pursuant to this Section 7.2(b), and, to obtain such payment, the Company commences a suit which results in a judgment against Otonomo for the amount(s) due pursuant to this Section 7.2(b), Otonomo shall pay to the Company its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(c)            The parties agree that (i) the specific performance remedies set forth in Section 8.13 shall be the sole and exclusive remedies of Otonomo and its Subsidiaries against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger or any other transaction contemplated hereby to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation, and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, stockholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company in the case of fraud or willful breach of any covenant, agreement or obligation; and (ii) the specific performance remedies set forth in Section 8.13 and the monetary remedies set forth in this Section 7.2 shall be the sole and exclusive remedies of the Company and its Subsidiaries against Otonomo and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger or any other transaction contemplated hereby to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation (in which case only Otonomo shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of Otonomo and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, shareholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of Otonomo in the case of fraud or willful breach of any covenant, agreement or obligation.

(d)           For the avoidance of doubt, while the Company and Merger Sub may pursue both a grant of specific performance of Otonomo’s obligations to consummate the Merger or the other transactions contemplated by this Agreement in accordance with Section 8.13 and the payment of the Otonomo Partial Termination Fee or the Otonomo Termination Fee under this Section 7.2, under no circumstances shall the Company and Merger Sub be permitted or entitled to receive both a grant of such performance requiring Otonomo to consummate the Merger or the other transactions contemplated by this Agreement and to pay the Otonomo Partial Termination Fee or the Otonomo Termination Fee (if entitled under this Section 7.2).

Section 7.3              Amendments. Subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and the shareholders of Otonomo; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company and the shareholders of Otonomo, there may not be, without further approval of such stockholders or shareholders, as applicable, any amendment of this Agreement that by applicable Law requires the further approval of such stockholders or shareholders, as applicable. No amendment shall be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4             Waiver. At any time prior to the Effective Time, whether before or after the Otonomo Shareholders’ Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1             Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time, including, for the avoidance doubt, all of the covenants in Section 5.16 and Annex B.

Section 8.2             Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided, that electronic mail received after 6:00 p.m. Eastern Time shall be deemed received on the day following the date of transmission, and provided, further, that there is no return error message or other notification of non-delivery received by the sender), or sent by a U.S. nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)          if to Otonomo, to:

Otonomo Technologies Ltd.
16 Abba Eban Blvd.
Herzliya 4672534, Israel
Attention:      Ben Volkow
                      Bonnie Moav
Email:           ben@otonomo.io
                      bonnie@otonomo.io

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention:     John Greer
Ryan Lynch
Email:           john.greer@lw.com
ryan.lynch@lw.com

Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF
Attention:      Joshua Kiernan
Email:            joshua.kiernan@lw.com

and to:

Gross Law Firm
1 Azrieli Center, Round Tower
Tel Aviv 6701101 Israel
Attention:       Amir Raz
         Moshe Ganot
Email:             amir.raz@ghk-law.com
                        mosheg@gkh-law.com

(b)          if to the Company or Merger Sub, to:

Urgent.ly Inc.
8609 Westwood Center Drive, Suite 810
Vienna VA 22182
Attention:         Tim Huffmyer
Email:               thuffmyer@geturgently.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, CA 94105
Attention:         Bob O’Connor
Rich Mullen
Mark Baudler
    Lianna Whittleton
Email:               roconnor@wsgr.com
rich.mullen@wsgr.com
mbaudler@wsgr.com
lwhittleton@wsgr.com

and to:

Herzog, Fox & Neeman
Herzog Tower, 6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attention:         Natan Wiesenberg
Email:               wiesenbergn@herzoglaw.co.il

Section 8.3             Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context of this Agreement otherwise requires, the words “neither,” “nor,” “any,” “either” and “or” are not exclusive. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” When used in this Agreement, references to “$” or “Dollars” are references to United States dollars. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person. Where this Agreement refers to information that was “made available”, that means that such information was either (a) provided directly to the Company or Otonomo, as applicable, by the other party, with confirmation of receipt, (b) included in the virtual data rooms established by the Company and Otonomo created for the purposes of providing information to the other party in connection with this Agreement at least three (3) Business Days prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by Otonomo, filed with and publicly available on the SEC’s EDGAR system during calendar year 2022 or calendar year 2023, but prior to the Agreement Date.

Section 8.4             Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement or any other Transaction Agreement (including any of the closing deliverables contemplated hereby) by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Transaction Agreement.

Section 8.5             Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Transaction Agreements (including the Confidentiality Agreement and the documents and instruments referred to herein or therein) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.9, is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

Section 8.6            Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, the Transaction Agreements (in each case, other than Transaction Agreements that expressly select a different governing law), or the negotiation, administration, performance, or enforcement of this Agreement or any Transaction Agreements (in each case, other than Transaction Agreements that expressly select a different governing law), including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement or any Transaction Agreement (in each case, other than Transaction Agreements that expressly select a different governing law) (collectively, the “Relevant Matters”), shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof except that the provisions related to the Israeli Securities Law, the fiduciary and other duties of Otonomo’s directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly required to be governed by the Laws of the State of Israel (collectively, the “Israeli Law Matters”) shall be governed by such Laws.

Section 8.7             Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8             Consent to Jurisdiction. Each of the parties hereto irrevocably and unconditionally (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof, in connection with any Relevant Matter, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Relevant Matter in any court other than the Court of Chancery in the State of Delaware, or if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court; provided, that with respect to any Israeli Law Matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.8 in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

Section 8.9           Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The disclosure of any matter in Otonomo Disclosure Schedules or the Company Disclosure Schedules shall expressly not be deemed to constitute an admission by Otonomo or the Company, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

Section 8.10           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11          Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 8.12            Waiver of Jury Trial. EACH OF THE COMPANY, OTONOMO AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

Section 8.13            Specific Performance.

(a)            The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement (including failure to take such actions as are required of it hereunder to consummate the Merger or the other transactions contemplated by this Agreement) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case in accordance with Section 8.8, this being in addition to any other remedy to which they are entitled at law or in equity.

The parties’ rights in this Section 8.13 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 8.13 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). In the event any party seeks any remedy referred to in this Section 8.13, such party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 8.14         Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Transaction Agreements and the transactions contemplated herein and therein, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid, whether or not the Merger is consummated, by the party incurring such fees or expenses.

Section 8.15           Annexes, Exhibits and Schedules. All Annexes, Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Otonomo Disclosure Schedules or in the Company Disclosure Schedules corresponding to any Section or subsection of Article III (in the case of the Otonomo Disclosure Schedules) or Article IV (in the case of the Company Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article III (in the case of the Otonomo Disclosure Schedules) or Article IV (in the case of the Company Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article III or Article IV may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.16            Certain Definitions.

(a)             The following terms shall have the meanings set forth below:

   (i)                “102 Awards” shall mean Otonomo Stock Options and Otonomo RSU Awards granted and subject to tax pursuant to Section 102(b)(2) and 102(b)(3) of the Ordinance.

   (ii)               “102 Otonomo Shares” shall mean Otonomo Shares issued upon the vesting or exercise of, or otherwise in connection with, 102 Awards.

   (iii)             “102 Securities” shall mean 102 Otonomo Shares and 102 Awards.

   (iv)             “102 Trustee” shall mean IBI Trusts Management acting as the trustee appointed by Otonomo in accordance with the provisions of the Ordinance and approved by the ITA to hold 102 Awards and the underlying shares granted under the Otonomo Equity Plans.

   (v)                “3(i) Awards” shall mean Otonomo Stock Options and unvested Otonomo RSU Awards granted pursuant to Section 3(i) of the Ordinance.

   (vi)              “Action” shall mean any claim, action, suit, litigation, complaint, assessment, audit, hearing, inquiry, investigation, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or any other similar proceedings.

   (vii)            “Affiliate” shall have the meaning as set forth in Rule 12b-2 promulgated under the Exchange Act.

   (viii)         “Anti-Corruption Laws” shall mean any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including but not necessarily limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.K. Bribery Act 2010, the Israeli Penal Code of 1977 and all national and applicable international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

   (ix)             “Anti-Money Laundering Laws” shall mean any applicable Laws relating to anti-money laundering, including the European Union Money Laundering Directives and member states’ implementing legislation, the UK Proceeds of Crime Act 2002, the U.S. Bank Secrecy Act, USA Patriot Act and other U.S. legislation relating to money laundering and proceeds of crime, the Israeli Prohibition on Money Laundering Law, 5760-2000, Prohibition of Financing of Terrorism Law, 5765-2005 and Combating Criminal Organizations Law, 5763-2003.

   (x)            “Benefit Plan” means (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA whether or not subject to ERISA), (ii) each employment, consulting or other service agreement or arrangement, and (iii) each severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control, stock option, restricted stock or other compensatory equity or equity-based, savings, life, health, disability, accident, medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid-time-off, other welfare fringe benefit and each other compensation or benefit plan, program, policy, agreement or arrangement (other than any statutory plan, program or arrangement that is required under applicable law, other than the laws of the United States, and maintained by any Governmental Authority).

(xi)                 “Book-Entry Share” shall mean a share in a book-entry account representing a non-certificated share registered in the shareholders’ register of Otonomo.

(xii)                “Business Day” shall mean a day other than Friday, Saturday, Sunday or other day on which commercial banks in New York, New York or Tel-Aviv, Israel are required by Law to close.

(xiii)               “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

(xiv)               “Company Benefit Plan” means any Benefit Plan maintained, sponsored or contributed to by the Company or any Subsidiary thereof or under which the Company or any Subsidiary thereof has any obligation or liability, whether actual or contingent, direct or indirect, to provide compensation or benefits to or for the benefit of any of its current or former Company Service Providers, or the spouses, beneficiaries or other dependents thereof.

(xv)              “Company Convertible Notes” shall mean (i) the Convertible Promissory Notes issued by the Company with an aggregate principal amount of up to $40,000,000 to the holders thereof (the “2021 Notes”); and (ii) the Convertible Promissory Notes issued by the Company with an aggregate principal amount of up to $30,000,000 to the holders thereof (the “2022 Notes”).

(xvi)              “Company Data” means all data and information, including Personal Information, Processed by or for the Company or any of its Subsidiaries.

(xvii)             “Company Equity Plan” shall mean the Company’s 2013 Equity Incentive Plan, as may be amended from time to time.

(xviii)           “Company ERISA Affiliate” means, any Person under common control with the Company or any Company Subsidiary, as applicable, or that, together with the Company or Company Subsidiary, as applicable, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

(xix)              “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any Company Subsidiary.

(xx)               “Company IT Assets” means all IT Assets that are owned or used by or for the Company of any Company Subsidiary in the conduct of its business.

(xxi)              “Company IT Contracts” means all IT Contracts to which the Company or any Company Subsidiary is a party.

(xxii)             “Company Material Adverse Effect” means a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.

(xxiii)            “Company Organizational Documents” means, with respect to the Company, its Certificate of Incorporation and Bylaws, including all amendments (and amendments and restatements) as of the Agreement Date, and, with respect to Merger Sub, its Articles of Association.

(xxiv)           “Company Products” means all Software, services, or other products from which the Company or any Company Subsidiary has derived within the three (3) years preceding the Agreement Date, are currently deriving or are scheduled to derive, revenue from the sale, license, maintenance or other provision thereof.

(xxv)             “Company Service Provider” means any current or former employee, officer, director, individual independent contractor or other individual service provider of the Company or its Subsidiaries.

(xxvi)            “Company Stock Option” means each outstanding option to purchase shares of Common Stock granted under the Company Equity Plan.

(xxvii)          “Company Stockholder Consent” shall mean the approval of the A&R Charter and the A&R Bylaws by the irrevocable affirmative written consent of the Requisite Company Stockholders in the form attached as Exhibit A, pursuant to the terms and in accordance with and satisfaction of the conditions of the Company Organizational Documents and applicable Law.

(xxviii)          “Company Subsidiary” shall mean a Subsidiary of the Company; provided, that, for the avoidance of doubt, Company Subsidiary shall not include Otonomo or any Otonomo Subsidiary.

(xxix)            “Company Warrants” shall mean all warrants to purchase shares of Common Stock.

(xxx)           “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the Agreement Date or as may hereinafter be in effect.

(xxxi)            “COVID-19” shall mean SARS-Co V-2, SARS-Co V-2 variants or COVID-19.

(xxxii)        “COVID-19 Measures” shall mean quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(xxxiii)         “Environmental Laws” shall mean any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or the use, storage, emission, disposal or release of Hazardous Materials, each as in effect on and as interpreted as of the Agreement Date.

(xxxiv)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(xxxv)           “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

(xxxvi)           “Exchange Ratio” shall mean the quotient obtained by dividing (x) the number of Otonomo Merger Shares by (y) the Otonomo Share Number, in which:

        (A)              “Actual Cash Burn” shall mean an amount equal to (1) Otonomo Cash at the Cash Determination Time, minus (2) Otonomo Cash as of the Determination Time; provided, that “Actual Cash Burn” shall not include any costs, fees and expenses incurred by or behalf or of otherwise required to be paid by Otonomo or any Otonomo Subsidiary at or prior to the Effective Time in connection with an Otonomo Shareholder Litigation Matter, including legal fees; provided, further, that if the foregoing calculation results in a negative number, then “Actual Cash Burn” shall mean an amount equal to zero dollars ($0).

        (B)              “Aggregate Valuation” shall mean the sum of (1) the Otonomo Valuation, plus (2) the Company Valuation.

        (C)              “Cash Burn Excess Amount” shall mean an amount equal to (1) Actual Cash Burn, minus (2) Targeted Cash Burn; provided, that if the foregoing calculation results in a negative number, then “Cash Burn Excess Amount” shall mean an amount equal to zero dollars ($0).

        (D)              “Cash Determination Time” shall mean the close of business on March 31, 2023.

        (E)               “Company Allocation Percentage” shall mean the quotient determined by dividing (1) the Company Valuation by (ii) the Aggregate Valuation.

       (F)               “Company Cash” shall mean, with respect to the Company and the Company Subsidiaries on a consolidated basis, the sum of (A) the fair market value (expressed in Dollars) of all cash in the Company’s and the Company Subsidiaries’ bank, lock box and other accounts, plus (B) the fair market value (expressed in Dollars) of any actual or pending electronic transfers, deposits or investments to such accounts, minus (C) pending electronic transfer and other withdrawals from such accounts plus (D) the fair market value of marketable securities owned by the Company and the Company Subsidiaries as determined in accordance with GAAP, plus (E) the fair market value of any money market instruments, treasury bills, short-term government bonds or commercial paper held by the Company and the Company Subsidiaries plus (F) any other items considered by GAAP to constitute cash and cash equivalents for purposes of preparing a balance sheet in accordance with GAAP (in each case (A) through (F), including, if applicable, any interest accrued thereon).

       (G)              “Company Net Cash” shall mean, without duplication, (1) the Company Cash, as of the Determination Time, minus (2) the sum of, without duplication, (A) any Transaction Expenses of the Company and the Company Subsidiaries, (B) any Indebtedness of the Company and the Company Subsidiaries (excluding any Indebtedness under the Bridge Loans, if any), and (C) any Taxes of the Company or any Company Subsidiaries related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date, and any Taxes that are owed by the Company or any Company Subsidiaries as a result of any Extraordinary Matter to the extent such Taxes are reasonably expected to be payable as of the Determination Time, in each case, with respect to any of the items referenced in the foregoing clauses (A), (B), and (C) that were unpaid as of the Determination Time (it being understood, for the avoidance of doubt, that Company Net Cash may be a negative dollar amount). Each component of Company Net Cash shall be determined in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of the Company’s most recent audited financial statements.

       (H)              “Company Share Number” shall mean the total number of shares of Common Stock outstanding immediately prior to the Effective Time (but after giving effect to the Stock Split, the Warrant Net Exercise, and the Note Conversion) expressed on a fully-diluted and as-converted to Common Stock basis and assuming, without limitation or duplication, the issuance of all shares of Common Stock that would be issued assuming the acceleration and exercise and conversion of all Company Stock Options, Company Warrants or other convertible or derivative securities of the Company outstanding as of immediately prior to the Effective Time, other than any of the Company Convertible Notes that do not convert prior to Closing and are included as Indebtedness in the calculation of Company Valuation;

        (I)                 “Company Valuation” shall mean $271,000,000, plus Company Net Cash.

        (J)                 “Determination Time” shall mean the close of business as of the Business Day immediately prior to the Anticipated Closing Date.

        (K)              “Employees Retention Bonuses” shall mean (i) (A) in the event Closing occurs on or prior to October 1, 2023, the product of (x) the Total 1st Tranche Bonus listed in the “Key Employees Retention Plan” on Schedule 3.3(b) of the Otonomo Disclosure Schedules multiplied by (y) the quotient of (1) the number of days between October 1, 2022 and the Closing Date divided by (2) three hundred and sixty-five (365) or, (B) in the event Closing occurs after October 1, 2023, the sum of (x) the Total 1st Tranche Bonus plus (y) the product of (1) the Total 2nd Tranche Bonus listed in the “Key Employees Retention Plan” on Schedule 3.3(b) of the Otonomo Disclosure Schedules multiplied by (2) the quotient of (I) the number of days between October 1, 2023 and the Closing Date divided by (II) three hundred and sixty-five (365) and (ii) the aggregate of any amounts owed (and not paid prior to the Cash Determination Time) by Otonomo or any Otonomo Subsidiary pursuant to a retention award agreement with any Key Person (as defined in that certain Agreement and Plan of Merger dated as of October 4, 2021, by and among Otonomo, Newton Merger Sub, Inc., Neura, Inc. and Shareholder Representative Services LLC).

        (L)               “Executive Team Members” shall mean any of the individuals set forth on Schedule 8.16(a)(xxxvi)(L) of the Otonomo Disclosure Schedules designated by the Company in one or more written notices to Otonomo at least sixty (60) days prior to the Anticipated Closing Date.

        (M)             “Otonomo Allocation Percentage” shall mean the quotient determined by dividing (i) the Otonomo Valuation by (ii) the Aggregate Valuation.

        (N)              “Otonomo Cash” shall mean with respect to Otonomo and the Otonomo Subsidiaries on a consolidated basis, the sum of (A) the fair market value (expressed in Dollars) of all cash in Otonomo’s and the Otonomo Subsidiaries’ bank, lock box and other accounts (including restricted cash), plus (B) the fair market value (expressed in Dollars) of any actual or pending electronic transfers, deposits or investments to such accounts, minus (C) pending electronic transfer and other withdrawals from such accounts plus (D) the fair market value of marketable securities owned by Otonomo and the Otonomo Subsidiaries as determined in accordance with GAAP, plus (E) the fair market value of any money market instruments, treasury bills, short-term government bonds or commercial paper held by Otonomo and the Otonomo Subsidiaries plus (F) any other items considered by GAAP to constitute cash and cash equivalents for purposes of preparing a balance sheet in accordance with GAAP (in each case (A) through (F), including, if applicable, any interest accrued thereon).

        (O)              “Otonomo Merger Shares” shall mean the product determined by multiplying (1) the Post-Closing Company Shares by (2) the Otonomo Allocation Percentage.

        (P)               “Otonomo Net Cash” shall mean, without duplication, (1) the Otonomo Cash, as of the Cash Determination Time, plus (2) the aggregate amount of Indebtedness owed by the Company or a Company Subsidiary to Otonomo or an Otonomo Subsidiary under the Bridge Loans (including any interest accrued thereon), if any, as of the Determination Time, minus (3) the sum of, without duplication, (A) any Transaction Expenses of Otonomo and the Otonomo Subsidiaries, (B) any Indebtedness of Otonomo and the Otonomo Subsidiaries, (C) any Taxes of Otonomo or its Subsidiaries related to or attributable to any Tax period or portion thereof that ends on or prior to the Closing Date, including any “applicable employment taxes” (as defined in Section 2302(d)(1) of the U.S. Coronavirus Aid, Relief and Economic Security Act) elected to be deferred pursuant to Section 2302 thereof, for any employer portion payroll or employment Taxes incurred in connection with any compensatory payments in connection with any COC Payments of Otonomo or any Otonomo Subsidiaries, and for any Taxes that are owed by Otonomo or any Otonomo Subsidiaries as a result of any Extraordinary Matter to the extent such Taxes are reasonably expected to be payable as of the Determination Time, in each case, with respect to any of the items referenced in the foregoing clauses (A), (B) and (C), that were unpaid as of the Determination Time or paid by Otonomo or any Otonomo Subsidiary after the Cash Determination Time, minus (4) the Cash Burn Excess Amount. Each component of Otonomo Net Cash shall be determined in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of Otonomo’s most recent audited financial statements. For purposes of the foregoing clause (C) and clause (2)(C) of the definition of “Company Net Cash”, in the case of any Tax period that includes (but does not end on) the Closing Date (the “Straddle Period”), the portion of Taxes for the Pre-Closing Tax Period shall (i) in the case of any property Taxes and other Taxes imposed on a periodic basis other than Taxes based upon or related to income, gains or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income, gains or receipts be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date, except that exemptions, allowances and deductions that are calculated on a periodic basis, shall be allocated on a daily basis. “Pre-Closing Tax Period” means (x) any Tax period that ends on or prior to the Closing Date and (y) the portion of any Tax period which includes (but does not end on) the Closing Date up to and including the Closing Date.

       (Q)              “Otonomo Share Number” shall mean the total number of shares of Otonomo Shares that are issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, any Otonomo Shares issued upon the exercise of Otonomo In-the-Money Options pursuant to Section 2.1(d)(ii), but excluding the Excluded Shares and any shares to be cancelled pursuant to Section 2.1(c)) expressed on a fully-diluted and as-converted to Otonomo Shares basis and assuming, without limitation or duplication, the issuance of all Otonomo Shares that would be issued assuming the acceleration and exercise and conversion of all outstanding Otonomo Warrants, Otonomo RSU Awards, Ungranted Awards, earn-out or other contingent equity issuance obligations or other convertible or derivative securities of Otonomo outstanding immediately prior to the Effective Time;

        (R)              “Otonomo Valuation” shall mean an amount equal to Otonomo Net Cash.

        (S)               “Post-Closing Company Shares” shall mean the quotient determined by dividing (1) the Company Share Number by (2) the Company Allocation Percentage.

        (T)               “Targeted Cash Burn” shall mean an amount equal to (1) $85,000.00 multiplied by (2) the number of days that have elapsed from and including April 1, 2023 to and including the date on which the Determination Time occurs; and

       (U)              “Transaction Expenses” shall mean, with respect to a Person, without duplication, and calculated as if the Merger were consummated as of the Determination Time, the sum of (1) (x) the cash cost of any change-of-control payments, transaction bonuses, severance payments (voluntary or otherwise and including, for the avoidance of doubt, notice period payments) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention or similar payments (whether “single trigger” or “double trigger”) that become due and payable by such Person, in each case, pursuant to Contracts entered into at or prior to the Effective Time as a result of or in connection with the Merger or any Extraordinary Matter, including the Employees Retention Bonuses (and including, for the avoidance of doubt, any earnout payments payable by Otonomo pursuant to that certain Agreement relating to the sale and purchase of the share capital of the Floow, dated February 26, 2022, by and between Otonomo and the Vendors set forth therein, to the extent not accounted for in the definition of Otonomo Share Number, but excluding, for the avoidance of doubt, any severance payments (voluntary or otherwise and including, for the avoidance of doubt, notice period payments) triggered as a result of any termination by the Company or any of its Affiliates of an Otonomo Service Provider that is not an Executive Team Member, at or following the Closing) and (y) in the case of Otonomo any severance payments (voluntary or otherwise and including, for the avoidance of doubt, notice period payments) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan) or similar payments that would be payable by Otonomo or any Otonomo Subsidiary to any Executive Team Member upon the termination of such Executive Team Member’s employment, in each case, pursuant to Contracts entered into at or prior to the Effective Time (“COC Payments”), (2) any actual or contemplated fees and expenses associated with any equity or debt financing, refinancing, recapitalization, change in control, merger or business combination transaction, sale of assets, licensing or similar financing or transaction matter undertaken or pursued by such Person prior to the Effective Time (collectively, “Extraordinary Matters”), (3) (I) with respect to Otonomo and the Otonomo Subsidiaries, all premiums, underwriting costs, brokerage commissions, costs, expenses, and other amounts in respect of the Otonomo D&O Tail Policy and (II) and with respect to the Company and the Company Subsidiaries, all premiums, underwriting costs, brokerage commissions, costs, expenses, and other amounts in respect of any D&O tail policy obtained by the Company (if any), (4) all costs, fees and expenses incurred by or on behalf of or otherwise required to be paid by such Person at or prior to the Effective Time in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements or any agreements, documents, certificates, opinions or other items contemplated hereby or thereby or by any Extraordinary Matter and the consummation of the Merger or the other transactions contemplated hereby or thereby or by any Extraordinary Matter, including legal fees, accounting fees, brokerage fees and commissions, finders’ fees or financial advisory fees payable by such Person at or prior to the Effective Time in connection with the foregoing, (5) any Tax (including any withholding or value added Tax unless the Company and Otonomo mutually agree after good faith discussions that such value added Tax is recoverable for Tax purposes) paid or required to be paid with respect to (1) through (4). For the avoidance of doubt, if a Transaction Expense has not accrued at or prior to the Determination Time, the amount included for purposes of the calculation of the Exchange Ratio shall be a good faith estimate agreed by the parties, each acting in good faith.

For the avoidance of doubt and for illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Annex C.

  (xxxvii)        “Export Control Laws” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

  (xxxviii)     “Governmental Authority” shall mean any (a) federal, state, provincial, municipal, local or foreign or multinational government, governmental authority, regulatory or administrative agency, legislature, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal; (b) any department, agency, or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled in whole or in part, by any government; (c) political party; (d) royal family or (e) any public international organization (e.g., the World Bank or Red Cross).

   (xxxix)       “Governmental Grant” means any grant, incentive, subsidy, award, loan, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege between Otonomo on the one hand and, the Israeli Investment Center, the Israeli Tax Authority, the Ministry of Economy, the State of Israel, and any bi-, multi-national, regional or similar program, framework or foundation (including, for example, BIRD), the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority on the other hand.

   (xl)            “Governmental Official” is any (a) officer, agent, or employee of a Governmental Authority, (b) person acting in an official capacity for or on behalf of a Governmental Authority, (c) candidate for government or political office, or (d) member of a royal family.

   (xli)            “Governmental Order” shall mean any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

   (xlii)          “Hazardous Material” shall mean any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar meaning) under applicable Environmental Laws in effect as of the Agreement Date, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

   (xliii)        “Highbridge Loan Agreement” shall mean that certain Loan and Security Agreement, dated as of December 16, 2021, by and among Alter Domus (US) LLC, as administrative agent and collateral agent for the lenders (the “Junior Agent”), the lenders from time to time party thereto (collectively, the “Junior Lenders”) and the Company, as borrower, as amended by the Waiver and First Amendment to Loan and Security Agreement, dated as of July 12, 2022, and as further amended, restated, amended and restated, supplemented or otherwise modified, directly or indirectly, from time to time through the Closing Date as permitted by Section 5.2(c).

   (xliv)        “IIA” means the Israeli Innovation Authority previously known as the Office of Chief Scientist of the Israeli Ministry of Economy.

   (xlv)          “Indebtedness” shall mean with respect to any Person as of any time, without duplication, (i) all indebtedness, accrued and unpaid interest and other obligations for borrowed money of such Person or in respect of indebtedness issued by such Person in substitution or exchange for borrowed money; (ii) indebtedness, accrued and unpaid interest and other obligations evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, in each case, as of such time of such Person; (iii) all obligations of such Person for the deferred purchase price of property or other services (other than trade payables that have been outstanding for ninety (90) days or less or compensation or benefits incurred in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any line of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against; (v) all interest rate, currency and commodity swaps, caps, collars and similar agreements and hedging devices under which payments are obligated to be made by such Person; (vi) all unpaid premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person (including any such amounts arising as a result of the discharge of such amount owed); (vii) the aggregate amount of any and all amounts required to be repaid by such Person to any Governmental Authority under a Governmental Grant, and (viii) all obligations of the type referred to in clauses (i) – (vii) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations and shall, for the avoidance of doubt, include any earn-out or other contingent payment obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any (1) amounts for Taxes or (2) item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

   (xlvi)        “Intellectual Property” shall mean all intellectual property and other proprietary rights created, arising, or protected under applicable Law throughout the world (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), including all: (i) patents, patent applications and inventions and all improvements thereto (whether or not patentable or reduced to practice), (ii) trademarks, service marks, trade names, trade dress, corporate names, logos, and other indicia of origin (together with the goodwill associated therewith); (iii) copyrights and all works of authorship (whether or not copyrightable); (iv) internet domain names, internet websites, and URLs; (v) registrations and applications for any of the foregoing; (vi) trade secrets, know-how, processes, methods, techniques, inventions, formulae, technologies, algorithms, layouts, designs, protocols, specifications, technical data compilations and technical databases, and proprietary rights in confidential information; (vii) rights in Software; and (viii) moral rights and rights of publicity.

   (xlvii)      “Intellectual Property Agreements” shall mean all Contracts, including licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases and permissions, in each case, relating to any Intellectual Property and to which any Person is a party, beneficiary or otherwise bound.

   (xlviii)    “Investment Screening Laws” means any applicable U.S. or foreign Laws intended to screen, prohibit or regulate foreign investments on public interest or national security grounds, including the NSIA 2021.

   (xlix)        “ISA” shall mean the Israel Securities Authority.

  (l)              “ISA No Action Letter” shall mean an exemption and no-action letter from the ISA from the requirements of the Israeli Securities Law concerning the publication of an Israeli Prospectus in respect of the offering of the Merger Consideration to be issued to shareholders of Otonomo or applicable holders of Otonomo’s securities to whom the Israeli Securities Law applies, including, the assumption and issuance of the Adjusted RSU Awards and the Assumed Company Warrants.

  (li)               “Israeli Prospectus” shall mean a prospectus under Israeli Securities Law with respect to the offer of the Merger Consideration in Israel in connection with the transactions contemplated hereby and with respect to, including the assumption and issuance of the Adjusted RSU Awards and the Assumed Company Warrants to be issued to the holders of Otonomo RSU Awards and Otonomo Shares and Otonomo Warrants in Israel.

   (lii)             “Israeli Securities Law” shall mean the Israeli Securities Law, 1968.

  (liii)           “ITA” shall mean the Israel Tax Authority.

  (liv)            “IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

  (lv)              “IT Contracts” means all arrangements under which:

        (A)              any third party provides any element of, or services relating to, IT Assets, including leasing, hire-purchase, software licenses, support, maintenance, services, development and design agreements; and

        (B)              a party hereto or any of its respective Subsidiaries provides any third party with any element of, or services relating to, IT Assets, including leasing, hire-purchase, software licenses, support, maintenance services, development and design agreements.

 (lvi)            “Law” means any United States, Israel or England and Wales federal, state, municipal or local, foreign or multinational statute, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

 (lvii)          “Liability” means any and all debts, damages, liabilities of any nature, guarantees, obligations, penalties, fines, or other losses, costs or expenses, in each case whether accrued or fixed, absolute or contingent or matured or unmatured, including those arising under any Law and those arising under any Contract.

 (lviii)           “Lien” shall mean any mortgage, charge, claim, registration, defect in title, contingent right, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

 (lix)            “Material Loan Agreements” shall mean (a) the Highbridge Loan Agreement, the Structural Loan Agreement and the Loan Documents (as defined under each of the Highbridge Loan Agreement and the Structural Loan Agreement, as applicable, and including, for the avoidance of doubt, any applicable intercreditor agreement in respect of such agreements) and (b) the definitive documentation governing any other Indebtedness, if any, incurred after the Agreement Date as permitted under Section 5.2(b)(vii).

(lx)              “Non-Negotiated Vendor Contracts” shall mean a Contract that meets all of the following conditions: (i) such Contract grants to a party hereto or any of its Subsidiaries a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted basis (including any third-party platform) and does not include any other material licenses to Intellectual Property, (ii) the Software is not incorporated into any Otonomo Product or Company Product, (iii) such Contract does not require the applicable party hereto or any of its Subsidiaries to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $50,000 or ongoing subscription or service fees of no more than $50,000 per year, and (iv) such Contract is not an Open Source License.

(lxi)            “NSIA 2021” shall mean the National Security and Investment Act 2021 (United Kingdom).

(lxii)          “Omnibus Incentive Plan” shall mean an equity incentive plan in form and substance customary for a public company at the Company’s stage of development, on terms to be determined by the Company in consultation with a reputable compensation consultant and Otonomo.

(lxiii)           “Open Source Software” shall mean any Software that is subject to or licensed, provided or distributed under (i) any license meeting the definition of an open source license (as promulgated by the Open Source Initiative as of the Agreement Date) or the Free Software Definition (as promulgated by the Free Software Foundation as of the Agreement Date) or any similar license for “free,” “publicly available” or “open source” software (an “Open Source License”), including all versions of the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, the Mozilla Public License (MPL), the MIT License or any other license that includes similar terms, or (ii) any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

(lxiv)           “Ordinance” shall mean the Israeli Income Tax Ordinance [New Version] 5721 – 1961 and the rules and regulations promulgated thereunder, as amended.

(lxv)          “Otonomo Benefit Plan” shall mean any Benefit Plan maintained, sponsored or contributed to by Otonomo or any Subsidiary thereof or under which Otonomo or any Subsidiary thereof has any obligation or liability, whether actual or contingent, direct or indirect, including, for the avoidance of doubt, any Benefit Plan maintained or sponsored by a professional employer organization, or other similar vendor or provider, to provide compensation or benefits to or for the benefit of any of its current or former Otonomo Employee or Otonomo Service Providers, or the spouses, beneficiaries or other dependents thereof.

(lxvi)           “Otonomo Data” means all data and information, including Personal Information, Processed by or for Otonomo or any of its Subsidiaries.

(lxvii)          “Otonomo Employee” shall mean any current or former employee or UK-based “worker” of Otonomo or any Otonomo Subsidiary (including part-time, temporary or home, employees and workers);

(lxviii)         “Otonomo Equity Plans” shall mean the Otonomo Technologies Ltd. 2016 Share Award Plan and the Otonomo Technologies Ltd. 2021 Share Incentive Plan.

(lxix)          “Otonomo ERISA Affiliate” means, any Person under common control with Otonomo or any Otonomo Subsidiary, as applicable, or that, together with Otonomo or any Otonomo Subsidiary, as applicable, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

(lxx)            “Otonomo Intervening Event” shall mean any material event, development or change in circumstances that materially affects the business, assets or operations of Otonomo and its Subsidiaries (taken as a whole) that was not known by or reasonably foreseeable to the Otonomo Board and the material consequences of which were not reasonably foreseeable, as of the Agreement Date but become known to the Otonomo Board prior to the receipt of the Otonomo Shareholder Approval; provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Otonomo Intervening Event: (i) the receipt, existence or terms of an Otonomo Acquisition Proposal or any matter relating thereto or consequence thereof; (ii) any change in the price, or change in trading volume, of the Otonomo Shares or the Otonomo Warrants, or any change in Otonomo’s or the Company’s credit rating (provided, however, that the exception to this clause (ii) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Otonomo Intervening Event has occurred); (iii) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception to this clause (iii) shall not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether an Otonomo Intervening Event has occurred); (iv) the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, the Company or any of its affiliates; (v) any Action arising from allegations of breach of fiduciary duty or violation of Law relating to the negotiation of this Agreement or any Otonomo Acquisition Proposal or the approval of this Agreement or the transactions contemplated hereby by the Otonomo Board (vi) any change in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices); (vii) any change in GAAP applicable to Otonomo, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof; or (viii) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19 or any COVID-19 Measure).

 (lxxi)           “Otonomo IP” or “Otonomo Intellectual Property” shall mean any Intellectual Property that is owned or purported to be owned by Otonomo or the Otonomo Subsidiaries.

 (lxxii)           “Otonomo IT Assets” means all IT Assets that are owned or used by or for Otonomo of any Otonomo Subsidiary in the conduct of its business.

 (lxxiii)          “Otonomo IT Contracts” means all IT Contracts to which Otonomo or any Otonomo Subsidiary is a party.

 (lxxiv)          “Otonomo Material Adverse Effect” means a Material Adverse Effect on Otonomo and the Otonomo Subsidiaries, taken as a whole.

 (lxxv)            “Otonomo Organizational Documents” means the Amended and Restated Articles of Association of Otonomo.

 (lxxvi)           “Otonomo Products” means all Software, services, or other products from which Otonomo or any Otonomo Subsidiary has derived within the three (3) years preceding the Agreement Date, are currently deriving or are scheduled to derive, revenue from the sale, license, maintenance or other provision thereof.

(lxxvii)           “Otonomo Service Provider” means any current or former Otonomo Employee, director, individual independent contractor, consultant or other individual service provider of Otonomo or its Subsidiaries.

(lxxviii)          “Otonomo Subsidiary” shall mean a Subsidiary of Otonomo.

(lxxix)          “Otonomo Warrant Agreement” shall mean the amended and restated warrant agreement, dated as of August 13, 2021, by and between Otonomo, Software Acquisition Group Inc. II, Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company.

(lxxx)           “Permitted Lien” shall mean (i) statutory or common law Liens of mechanics, materialmen, warehousemen, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same, and in each case only to the extent adequate reserves have been established in accordance with GAAP; (ii) statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements; (iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iv) Liens for Taxes not yet delinquent as of the Closing Date or which are being contested in good faith through appropriate Actions and for which adequate reserves have been established in accordance with GAAP; (v) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a physical inspection of such real property or (C) do not materially interfere with the present uses of such real property; (vi) with respect to any Person, Liens or encumbrances not created by such Person or its Subsidiaries or Affiliates that affect the underlying fee interest of any real property leased by such Person or its Subsidiaries, including master leases or ground leases; (vii) Liens that (A) were not incurred in connection with indebtedness for borrowed money or indebtedness evidenced by notes, bonds, debentures or other debt security and (B) are not material to the Company and the Company Subsidiaries, taken as a whole, (viii) Liens that (A) were not incurred in connection with indebtedness for borrowed money or indebtedness evidenced by notes, bonds, debentures or other debt security and (B) are not material to Otonomo and the Otonomo Subsidiaries, taken as a whole (ix) non-exclusive licenses and sublicenses of Intellectual Property granted by the Company or any Company Subsidiary, or Otonomo or any Otonomo Subsidiary (as applicable), in the ordinary course of business, (x) Liens of the Company and the Company Subsidiaries existing as of the Agreement Date and scheduled on Schedule 8.16(a)(lxxx) of the Company Disclosure Schedules, (xi) Liens of Otonomo and the Otonomo Subsidiaries existing as of the Agreement Date and scheduled on Schedule 8.16(a)(lxxx) of the Otonomo Disclosure Schedules and (xii) with respect to Otonomo or any Otonomo Subsidiary, Liens which will be released at or prior to the Closing.

(lxxxi)         “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or Governmental Authority.

(lxxxii)        “Personal Information” shall mean data or information defined as “personal information,” “personal data,” or any similar term in applicable Privacy Laws.

(lxxxiii)        “Preferred Stock” shall mean shares of preferred stock, par value $0.001 per share, of the Company.

(lxxxiv)        “Privacy Laws” shall mean all applicable Laws applicable to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border), or other treatment of Personal Information, including, as applicable, relating to breach notification in connection with Personal Information, the Israeli Protection of Privacy Law, 5741-1981 (and regulations promulgated thereunder, including the Israeli Protection of Privacy Regulations (Data Security), 2017), the U.K. General Data Protection Regulation, as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (the “U.K. GDPR”), the General Data Protection Regulation 2016/679 (the “GDPR”) and any national law supplementing the GDPR, and the California Consumer Privacy Act.

(lxxxv)         “Process” means, with respect to any data or information, or set of data or information, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use.

(lxxxvi)         “Representatives” shall mean the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents to each of the Company and Otonomo.

(lxxxvii)         “Requisite Company Stockholders” shall mean the holders of a majority of the Company’s outstanding shares.

(lxxxviii)        “Sanctioned Country” shall mean at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, Syria, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

(lxxxix)         “Sanctioned Person” shall mean any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom (irrespective of its status vis-à-vis the European Union); (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

(xc)               “Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State; (b) the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom.

(xci)              “Securities Laws” shall mean the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

(xcii)             “Share Issuance” shall mean the issuance of shares of Common Stock in connection with the Merger as contemplated by this Agreement.

(xciii)           “Software” shall mean any and all (a) computer programs, including any and all firmware, microcode, libraries, routines, subroutines or software implementation of algorithms, models and methodologies, whether in source code, object code, script form, human readable form or other form; (b) application programing interfaces, user interfaces, operating systems, applications, report formats, firmware and development tools; (c) technical data files, technical databases, protocols, specifications; and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

(xciv)            “Stock Split” shall mean a stock split or a reverse stock split undertaken by the Company in connection with the listing of the Company’s securities.

(xcv)            “Structural Loan Agreement” shall mean that certain Second Amended and Restated Loan and Security Agreement, dated as of July 12, 2022, by and among Structural Capital Investments III, LP, Series Structural DCO II series of Structural Capital DCO, LLC, and CEOF Holdings LP, as lenders (collectively, the “Senior Lenders”), Ocean II PLO LLC, as administrative and collateral agent for the lenders (the “Senior Agent”) and the Company, as borrower, and as further amended, restated, amended and restated, supplemented or otherwise modified, directly or indirectly, from time to time through the Closing Date as permitted by Section 5.2(c).

(xcvi)          “Tax Return” shall mean any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

(xcvii)           “Tax Track” shall mean the capital gain route under section 102 or Section 3(i) of the Ordinance, as applicable.

(xcviii)          “Taxes” shall mean any U.S. federal, state, provincial, territorial, local, and non-U.S. taxes of any kind, including without limitation, net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax), withholding, ad valorem, transfer, franchise, license, excise property, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, assessments, environmental, governmental charges, customs duties, levies and other similar charges, and sales or use tax, or other tax or like assessment or charge, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether disputed or not.

(xcix)            “Transaction Agreements” shall mean this Agreement, the Confidentiality Agreement and the Otonomo Voting Agreements.

(c)                 “Treasury Regulations” shall mean the U.S. Treasury regulations promulgated under the Code.

(ci)                For purposes of this Agreement, the phrase “Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts, development, circumstance or condition (each, an “Effect”) which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or operations of the Company and the Company Subsidiaries or of Otonomo and the Otonomo Subsidiaries (as applicable), in each case taken as a whole; or (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by the Company, Merger Sub or Otonomo, as applicable, of the Merger or the other transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there exists or has been, a Material Adverse Effect: (A) any changes in Israel, the United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (B) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which the Company or Otonomo or their respective Subsidiaries, as applicable, operate, (C) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world, (D) any changes after the Agreement Date in GAAP or the interpretation thereof, (E) any changes after the Agreement Date in applicable Law or the interpretation thereof, (F) any failure by the Company or Otonomo, as the case may be, to meet any internal or published projections, estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company or Otonomo, as the case may be, to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Material Adverse Effect” may be taken into account), (G) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the Agreement Date, (H) the execution and delivery of this Agreement, the identity of the Company or Otonomo, or any of their respective Subsidiaries, the pendency or consummation of this Agreement, the Merger and the other transactions contemplated hereby (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the transactions contemplated hereby, including any litigation arising out of or relating to this Agreement or any of the transactions contemplated hereby, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of the Company or Otonomo, or any of their respective Subsidiaries, the pendency or consummation of this Agreement, the Merger and the other transactions contemplated hereby, or the public announcement of this Agreement and the transactions contemplated hereby, as applicable (provided, that this clause (H) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger and any other transaction contemplated hereby or to address the consequences of litigation), (I) any changes in Otonomo’s share price or the trading volume of the Otonomo Shares or any change in the ratings or ratings outlook for the Company or Otonomo, as the case may be (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Material Adverse Effect” may be taken into account), (J) any suspension of trading in or delisting of Otonomo Shares or Otonomo Warrants by Nasdaq in and of itself and (K) any Effects Known to any party thereto as of the Agreement Date; provided, however, that with respect to the exceptions set forth in clauses (A), (B), (C), (D), (E) and (G), if such Effect has had a disproportionate adverse effect on the Company and the Company Subsidiaries, or on Otonomo and the Otonomo Subsidiaries (as applicable), in each case taken as a whole, relative to other companies operating in the industry in which the Company and the Company Subsidiaries, or Otonomo and the Otonomo Subsidiaries (as applicable), operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred.

(cii)                For purposes of this Agreement, a “Subsidiary” of any Person means another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which is owned directly or indirectly by such first Person) or (ii) of which such first Person or any other Subsidiary of such first Person is a general partner (excluding partnerships, the general partnership interests of which held by such first Person and any Subsidiary of such first Person do not have a majority of the voting interests in such partnership).

(ciii)              For purposes of this Agreement, the phrases “to the Knowledge of Otonomo,” “to Otonomo’s Knowledge,” “Known to Otonomo,” and similar formulations shall mean the actual knowledge, after reasonable investigation, of the people set forth in Schedule 8.16(a)(ciii) of the Otonomo Disclosure Schedules.

(civ)              For purposes of this Agreement, the phrases “to the Knowledge of the Company”, “to the Company’s Knowledge,” “Known to the Company”, and similar formulations shall mean the actual knowledge, after reasonable investigation, of the people set forth in Schedule 8.16(a)(civ) of the Company Disclosure Schedules.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the Company, Merger Sub and Otonomo have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

URGENT.LY INC.

By: /s/ Timothy C. Huffmyer
          Name:        Timothy C. Huffmyer
          Title:          Chief Financial Officer

U.O ODYSSEY MERGER SUB LTD.

By: /s/ Timothy C. Huffmyer
          Name:        Timothy C. Huffmyer
          Title:          Sole Director

OTONOMO TECHNOLOGIES LTD.

By: /s/ Ben Volkow
          Name:        Ben Volkow
          Title:          Chief Executive Officer and Director

Exhibit A

URGENT.LY INC.

ACTION BY UNANIMOUS WRITTEN CONSENT

OF THE STOCKHOLDERS

Pursuant to Section 228 of the Delaware General Corporation Law and the bylaws of Urgent.ly Inc., a Delaware corporation (the “Company”), the undersigned stockholders of the Company hereby take the following actions and adopt the following resolutions by written consent. Pursuant to Section 228(c) of the Delaware General Corporation Law, each undersigned stockholder hereby expressly intends and instructs that this action by written consent shall be effective as of the later of (i) such time as is immediately after the time that the Board of Directors of the Company (the “Board”) approves, adopts and declares advisable each of the Charter Amendment (defined below) and the Post-IPO Certificate (defined below) and (ii) such time as such stockholder executes and delivers this consent (the later of (i) and (ii), the “Consent Effective Time”).

Approval of Merger and Adoption of Merger Agreement

WHEREAS, Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel and registered under No. 515352813 with the Israeli Registrar of Companies (“Otonomo”) and the Company have been engaged in negotiations regarding a proposed acquisition of Otonomo by the Company.

WHEREAS, the Board has determined it to be advisable and in the best interests of the Company and its stockholders to enter into that certain Agreement and Plan of Merger attached hereto as Exhibit A (together with any and all exhibits and schedules thereto, the “Merger Agreement”), by and among the Company, Otonomo, and U.O Odyssey Merger Sub Ltd., a company incorporated under the laws of the State of Israel and registered under No. 516747763 with the Israeli Registrar of Companies, and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things and subject to the terms and conditions thereof, Merger Sub will merge with and into Otonomo in accordance with the provisions of Sections 314-327 of the Companies Law (the “Merger”, and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), and Otonomo will survive the Merger as a wholly-owned subsidiary of the Company.

WHEREAS, capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, the Board (i) has submitted the Merger Agreement to the stockholders of the Company, (ii) has recommended that the stockholders of the Company vote to approve and adopt the Merger Agreement and the Transactions, and (iii) is seeking the written consent of the stockholders of the Company to adopt the Merger Agreement and to approve the Transactions.

NOW, THEREFORE, BE IT RESOLVED: That the undersigned stockholders of the Company hereby authorize and approve the terms and conditions of the Transactions and the Merger Agreement, and the execution, delivery and performance by the Company of the Merger Agreement, together with any and all exhibits and schedules thereto and any other agreement, documents or instruments contemplated thereby or otherwise necessary or appropriate to effect the Transactions, be, and hereby are, consented to, adopted and approved in all respects.

RESOLVED FURTHER: That the directors and officers of the Company be, and each of them hereby is, authorized and directed, for and in the name and on behalf of the Company, to execute and deliver, to the appropriate parties, the Merger Agreement.

Approval of Charter Amendment

WHEREAS, the Board has adopted resolutions declaring that it advisable and in the best interests of the Company and its stockholders, to amend the Company’s certificate of incorporation (as it may be amended or amended and restated from time to time the “Charter”) to increase the number of shares of Common Stock to a new total of 600,000,000 shares and provide for exculpation of officers in addition to directors from financial liability for alleged breaches of fiduciary duties, as set forth in the Amendment to the Certificate of Incorporation in the form attached hereto as Exhibit B (the “Charter Amendment”).

NOW, THEREFORE, BE IT RESOLVED: That the undersigned stockholders believe that it is in the best interests of the Company to amend the Charter in the manner set forth in the Charter Amendment.

RESOLVED FURTHER: That the Charter Amendment is hereby approved in the form attached hereto as Exhibit B, and that the Charter be amended as set forth in the Charter Amendment.

RESOLVED FURTHER: That, after obtaining the consent of the holders of a majority of the outstanding shares, voting together on an as-converted basis, and the holders of a majority of the outstanding principal under those certain Convertible Promissory Notes as part of a series of notes designated as Note Series 2022A, the authorized officers are hereby authorized and empowered execute the Charter Amendment and take all such actions as such officers deem necessary or advisable to file the Charter Amendment with the Delaware Secretary of State and to cause the Charter Amendment to become effective.

RESOLVED FURTHER: That at any time prior to the effectiveness of the filing of the Charter Amendment with the Delaware Secretary of State, notwithstanding the authorization of the proposed amendment by the stockholders of the Company, the Board may abandon such proposed amendment without further action by the stockholders.

Reapproval of 2013 Equity Incentive Plan

WHEREAS, on September 24, 2013, the Board and the Company’s shareholders adopted and approved the Company’s 2013 Equity Incentive Plan, as amended from time to time (the “Plan”).

WHEREAS, the Board has approved, effective immediately following the effectiveness of the filing of the Charter Amendment, (i) to readopt the Plan and (ii) to increase the number of shares of the Company’s Common Stock reserved for issuance under the Plan by 62,880,788 shares from 6,570,464 shares to 69,451,252 shares and to amend Section 10(a) of the Plan to provide that the term of the Plan shall expire on the day before the 10th anniversary of the effective date of this action by unanimous written consent of the Board, unless the Plan is terminated earlier in accordance with its terms (the “Plan Amendment”).

WHEREAS, the undersigned stockholders, representing the holders of a majority of the outstanding shares, voting together on an as-converted basis, deem it advisable and in the best interests of the Company to reapprove the Plan, in substantially the form attached hereto as Exhibit C, and to approve the Plan Amendment.

NOW, THEREFORE, BE IT RESOLVED: That the Plan, in the form attached as Exhibit C, is readopted and reapproved.

RESOLVED FURTHER: That the undersigned stockholders hereby approve and adopt the Plan Amendment.

RESOLVED FURTHER: That, for the avoidance of doubt, subject to adjustment upon changes in capitalization of the Company as provided in the Plan, the maximum aggregate number of shares of Common Stock that may be subject to awards and issued under the 2022 Plan is 59,895,963 shares.

Mandatory Conversion of Series C Preferred Stock

WHEREAS, pursuant to Article FOURTH, Section B.5.1(b) of the Charter each share of Series C Preferred Stock shall automatically be converted into fully paid and non-assessable shares of Common Stock at the currently effective Conversion Price (as defined in the Charter) upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock (the “Mandatory Conversion”).

WHEREAS, the Company proposes to complete the acquisition of Otonomo and, in connection with such transaction, publicly list its shares of Common Stock on a nationally registered exchange (the “Public Offering”).

NOW, THEREFORE, BE IT RESOLVED: That the undersigned, constituting holders of at least a majority of the then outstanding shares of Preferred Stock, voting separately, hereby approve the Mandatory Conversion, such conversion to be effective immediately prior to, and in connection with, the completion of the Public Offering.

RESOLVED FURTHER: That, pursuant to Article FOURTH, Section B.8 of the Charter, the undersigned waive, on behalf of all holders of Preferred Stock of the Company any notice requirements in connection with the Mandatory Conversion set forth in Article FOURTH, Section B.5.2 of the Charter.

Amendment and Restatement of Certificate of Incorporation Upon Completion of the Public Offering

WHEREAS, in connection with the proposed Public Offering, the Board has deemed it advisable and in the best interests of the Company and its stockholders to amend and restate the Charter to read in its entirety as set forth in the Amended and Restated Certificate of Incorporation in the form attached hereto as Exhibit D (the “Post-IPO Certificate”).

NOW, THEREFORE, BE IT RESOLVED: That the undersigned stockholders believe that it is in the best interests of the Company to amend the Charter to read as set forth in the Post-IPO Certificate, in connection with the completion of the Public Offering.

RESOLVED FURTHER: That the Post-IPO Certificate is hereby approved in the form attached hereto as Exhibit B, and that the Charter be amended as set forth in the Post-IPO Certificate in connection with the completion of the Public Offering.

RESOLVED FURTHER: That, after obtaining the consent of the holders of a majority of the outstanding shares, voting together on an as-converted basis, and the holders of a majority of the outstanding principal under those certain Convertible Promissory Notes as part of a series of notes designated as Note Series 2022A, the authorized officers are hereby authorized and empowered execute the Post-IPO Certificate and take all such actions as such officers deem necessary or advisable to file the Post-IPO Certificate with the Delaware Secretary of State and to cause the Post-IPO Certificate to become effective in connection with the completion of the Public Offering.

RESOLVED FURTHER: That at any time prior to the effectiveness of the filing of the Post-IPO Certificate with the Delaware Secretary of State, notwithstanding the authorization of the proposed certificate by the stockholders of the Company, the Board may abandon such proposed certificate without further action by the stockholders.

Amendment and Restatement of Bylaws Upon Completion of the Public Offering

WHEREAS, the Board has deemed it advisable and in the best interests of the Company and its stockholders to amend and restate the Company’s bylaws in substantially the form attached hereto as Exhibit E (the “Restated Bylaws”) in connection with the Public Offering.

NOW, THEREFORE, BE IT RESOLVED: That the undersigned stockholders hereby approve the Restated Bylaws, which shall become effective in connection with the completion of the Public Offering.

Approval of Indemnification Agreement

WHEREAS, the Board previously authorized the Company to enter into indemnification agreements with each of the Company’s present and future directors and officers.

NOW, THEREFORE, BE IT RESOLVED: That the form of Indemnification Agreement in substantially the form attached hereto as Exhibit F (the “Indemnification Agreement”) is hereby approved and adopted.

RESOLVED FURTHER: That the Company is authorized and empowered to enter into, and to perform its obligations under, an Indemnification Agreement (with such changes, additions or deletions thereto as the officer executing the same on behalf of the Company shall approve with the advice of legal counsel) with (i) each of the Company’s current directors and executive officers and (ii) each person elected or appointed as a director or executive officer of the Company in the future.

Affirmation of Board of Director Designations

               WHEREAS, a stockholder consent dated July 11, 2022 (the “July Stockholder Consent”) appointed members on the Board (the “Director Designations”) in seats designated pursuant to a voting agreement dated as of the same day, but such voting agreement was in fact entered into as of July 12, 2022.

WHEREAS, the undersigned stockholders believe it is in their best interests and the best interests of the Company to affirm, ratify, and confirm the Director Designations according to the Amended and Restated Voting Agreement, dated July 12, 2022, by and among the Company and the parties thereto (the “Voting Agreement”).

NOW, THEREFORE, BE IT RESOLVED: That the undersigned stockholders hereby confirm that the designation of each following individual to serve in the seat set forth alongside such individual’s name below, and the election of such individual to such seat, is affirmed, ratified, and confirmed:

•	Gina Domanig serves as the director referred to in Section 1.2(a) of the Voting Agreement;
•	Kasper Sage serves as the director referred to in Section 1.2(c) of the Voting Agreement;
•	Matthew Booth serves as the director referred to in Section 1.2(d) of the Voting Agreement; and
•	Jim Micali and Ryan Pollock serve as the directors referred to in Section 1.2(e) of the Voting Agreement.

Omnibus Resolution

RESOLVED: That any and all actions taken by the directors and the officers of the Company to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, adopted, ratified and confirmed.

(signature page follows)

This action by written consent shall be effective as of the Consent Effective Time. By executing this action by written consent, each undersigned stockholder is giving written consent with respect to all shares of the Company's capital stock held by such stockholder in favor of the above resolutions. This action by written consent may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one action. Any copy, facsimile or other reliable reproduction of this action by written consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used. This action by written consent shall be filed with the minutes of the proceedings of the stockholders of the Company.

Print name of Stockholder

Signature

Print name of signatory, if different

Print title of signatory, if applicable

Date of Signature

Exhibit B

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT (“Agreement”) is dated as of February 9, 2023, by and among Urgent.ly Inc., a Delaware corporation (the “Company”), Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel and registered under No. 515352813 with the Israeli Registrar of Companies (“Otonomo”), and [●] (the “Shareholder”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner (as defined in Rule 13d-3 and 13d-5(b)(1) of the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of the number of ordinary shares, no par value per share, in Otonomo set forth opposite the Shareholder’s name in Schedule I hereto (such Otonomo Shares together with any other Otonomo Shares over which the Shareholder acquires beneficial ownership (including pursuant to Section 3.1(b)) during the period from the date hereof through the termination of this Agreement, are collectively referred to herein as the “Subject Shares”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Otonomo, the Company and U.O Odyssey Merger Sub Ltd., a company incorporated under the laws of the State of Israel and registered under No. 516747763 with the Israeli Registrar of Companies, and a direct, wholly owned subsidiary of the Company (“Merger Sub”), are entering into an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, at the Effective Time, Merger Sub will, subject to the terms and conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “Companies Law”), merge with and into Otonomo with Otonomo surviving such merger (“Merger”), so that immediately following the Merger, Otonomo will be a wholly owned subsidiary of the Company;

WHEREAS, an affirmative vote of the majority of the votes cast at any Annual General Meeting or Special Meeting of the shareholders of Otonomo will be required to approve the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement as a condition to the Merger being consummated; and

WHEREAS, as an inducement to the Company’s and Otonomo’s willingness to enter into the Merger Agreement, the Shareholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Capitalized Terms.  For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1         Agreement to Vote the Subject Shares During the Voting Period.  The Shareholder hereby agrees that, during the period from the date hereof through the termination of this Agreement pursuant to Section 7.1 (the “Voting Period”), at any duly called Annual General Meeting or Special Meeting of the shareholders of Otonomo (or any adjournment, reconvening or postponement thereof), and in any action by written consent of the shareholders of Otonomo in lieu of such a meeting, it shall, and shall cause any other holder of record of the Subject Shares to, if such a meeting is held, attend at such meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy (including by voting deed), all its Subject Shares:

(a)          in favor of a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

(b)          in favor of any other matters that would reasonably be expected to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone such Annual General Meeting or Special Meeting of the shareholders of Otonomo to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that the foregoing shall not require the Shareholder to vote in favor of any modification or amendment to the terms of the Merger Agreement, or any other agreement or arrangement, in each case, to which the Shareholder has not previously consented, that would have the effect of amending or modifying the Merger Agreement to be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof (excluding, in all cases, any amendments affecting shareholders of Otonomo who are directors, officers or employees of Otonomo in their capacities as such);

(c)          against any Otonomo Acquisition Proposal; and

(d)          against any amendments to the Otonomo Organizational Documents (other than as may be provided for in the Merger Agreement or as may be required to effect the Merger and the other transactions contemplated by the Merger Agreement) or other proposal or transaction involving Otonomo or any Otonomo Subsidiary, in each case, that would reasonably be expected to (i) impede, interfere with, delay, postpone or adversely affect in any manner the Merger or the other transactions contemplated by the Merger Agreement, (ii) change, in any manner, the voting rights of any class of share capital of Otonomo, (iii) result in any condition to the consummation of the Merger set forth in Article VI of the Merger Agreement not being fulfilled or (iv) result in a breach of any covenant, representation or warranty or other obligation or agreement of Otonomo under the Merger Agreement or the Shareholder under this Agreement in any material respect.  The Shareholder shall not commit or agree to take any action inconsistent with the foregoing that would be effective prior to the expiry of the Voting Period.

For the avoidance of doubt, except as explicitly set forth in this Section 2.1, nothing in this Agreement shall limit the right of the Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the shareholders of Otonomo. Nothing in this Agreement shall obligate the Shareholder to exercise any option, restricted stock unit, warrant or any other right to acquire any Otonomo Shares.

Section 2.2          Grant of Irrevocable Proxy.

(a)          In furtherance of Section 2.1 of this Agreement, subject to Section 2.2(b) hereof and the proviso set forth below, the Shareholder hereby irrevocably grants to and appoints the Company and any of the Company’s designated representatives (the “Authorized Parties”), and each of them individually, as the Shareholder’s proxy (with full power of substitution and resubstitution) in accordance with the Companies Law, for and in the name, place and stead of the Shareholder, to attend all Annual General Meetings or Special Meetings of the shareholders of Otonomo and to vote the Subject Shares at any Annual General Meeting or Special Meeting of the shareholders of Otonomo (or any adjournment, recess, reconvening or postponement thereof) or in any action by written consent of the shareholders of Otonomo in lieu of such a meeting, in each case, during the Voting Period, and solely on the matters and in the manner specified in Section 2.1 hereof (the “Proxy”).  For the avoidance of doubt, the Proxy shall be effective for all actions by written consent of the shareholders of Otonomo during the Voting Period with respect to the matters set forth in Section 2.1.

(b)          It is hereby agreed that the Authorized Parties will use the Proxy granted by the Shareholder in accordance with applicable Law in all material respects and will only vote the Subject Shares subject to such Proxy with respect to the matters and in the manner specified in Section 2.1.  Subject to the foregoing sentence, the vote of an Authorized Party shall control in any conflict between the vote by an Authorized Party of such Subject Shares and any other vote by the Shareholder of its Subject Shares during the Voting Period.

(c)          The Shareholder hereby affirms that the Proxy granted pursuant to this Section 2.2 is given in connection with, and in consideration of, the execution of the Merger Agreement by the Company, and that the Proxy will secure the performance of the Shareholder’s duties under this Agreement.

(d)          The Shareholder hereby affirms that the Proxy granted pursuant to this Section 2.2 by the Shareholder shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, including pursuant to Section 14(b) of the Israeli Agency Law, 5725-1965 (the “Israeli Agency Law”) and except as set forth in Section 2.2(e) below, may under no circumstances be revoked and that the Proxy is executed and intended to be irrevocable. The Shareholder shall revoke any and all prior proxies granted by the Shareholder to the extent inconsistent with the Proxy. Notwithstanding Section 14(a) of the Israeli Agency Law, the Proxy is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder.

(e)           Notwithstanding anything to the contrary herein, the Proxy granted hereunder shall automatically terminate, and any underlying appointment shall automatically be revoked and rescinded and of no force and effect, upon the termination of this Agreement in accordance with its terms.

(f)          The Shareholder hereby further agrees that it will not intentionally take any action or fail to take any action with the primary purpose of causing Otonomo to fail to recognize the Proxy at any Annual General Meeting or Special Meeting of the shareholders of Otonomo.

ARTICLE III

COVENANTS

Section 3.1          Subject Shares.

(a)          The Shareholder agrees that during the Voting Period it shall not, without the prior written consent of the Company and Otonomo, (i) directly or indirectly (A) offer for sale, sell (including short sales), transfer, tender, exchange, pledge, encumber, hypothecate, loan, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, forward sale, hedging or similar transaction by which any economic risks or rewards or ownership of, or voting rights with respect to Subject Shares are Transferred or affected, or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to any or all of the Subject Shares or (B) consent to or approve, or publicly announce its intention to do, any of the foregoing in this clause (i) or (ii) grant any proxies or powers of attorney with respect to, or deposit into a voting trust or enter into a voting arrangement, whether by proxy, voting agreement or otherwise with respect to, or related to any or all of the Subject Shares or agree, commit or enter into any understanding to enter into any such voting trust, voting arrangement, proxy or voting agreement, or commit any act that would restrict the Shareholder’s legal power, authority and right to vote all of the Subject Shares or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement; provided, that the Shareholder may Transfer any of its Subject Shares or any interest contained therein (x) to any of its controlled Affiliates; provided, however, that (1) the effectiveness of any such Transfer shall be conditioned on the transferee agreeing in writing (in form and substance reasonably acceptable to the Company and Otonomo) to be bound by the provisions of this Agreement and (2) any such Transfer shall not relieve the Shareholder from any liability or obligations hereunder or (y) in connection with the “net exercise” on a cashless basis of any Otonomo Stock Option in accordance with the terms set forth in Section 2.2(d)(ii) of the Merger Agreement. Any Transfer in violation of this Section 3.1(a) with respect to the Shareholder’s Subject Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Shareholder.

(b)          If any involuntary Transfer of the Subject Shares occurs (including a sale by the Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Subject Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the expiry of the Voting Period.

(c)          In the event of an issue of bonus shares, share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, or other receipt of Otonomo Shares, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares initially subject to this Agreement as well as all such additional Otonomo Shares acquired or received by the Shareholder in connection with any issue of bonus shares, share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, similar transaction or other receipt of Otonomo Shares referred to above and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction or otherwise acquired or received.

(d)          The Shareholder agrees, during the Voting Period, to notify the Company and Otonomo of the number of any new Otonomo Shares or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Article II acquired or otherwise obtained by the Shareholder, if any, from and after the date hereof.

Section 3.2          Non-Solicitation.  During the Voting Period, the Shareholder shall, and shall cause its Representatives to, comply with the covenants set forth in Section 5.6(a) of the Merger Agreement (subject to any exceptions therein) applicable to Otonomo as if such covenants were applicable to the Shareholder, mutatis mutandis.  For the avoidance of doubt, in no event shall the Shareholder be directly liable for the termination fees provided for under Section 7.2(b) of the Merger Agreement, or any other amounts payable pursuant to the Merger Agreement.

Section 3.3          Shareholder’s Capacity.  All agreements and understandings made herein shall be made solely in the Shareholder’s capacity as a holder of the Subject Shares and not in any other capacity.  Nothing contained in this Agreement shall prevent, limit or affect the Shareholder or any Person affiliated with the Shareholder, as applicable, from exercising his or her fiduciary duties as a director or officer of Otonomo or any of its Subsidiaries pursuant to applicable Law or otherwise from taking any action in his or her capacity as a director or officer of Otonomo or any of its Subsidiaries, and the restrictions set forth in this Agreement shall only apply to the Shareholder in his, her or its capacity as a shareholder of Otonomo.

Section 3.4          Waiver of Appraisal and Dissenters Rights.  The Shareholder (a) hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any and all rights to require appraisal of the Subject Shares pursuant to Israeli Law or otherwise to dissent from the transactions contemplated by the Merger Agreement and (b) agrees not to commence, join in, facilitate, assist or encourage and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub, Otonomo or any of their respective successors or directors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim alleging breach of fiduciary duty of any Person in connection with this Agreement, the Merger Agreement or any other Transaction Agreement or the consummation of the transactions contemplated hereby or thereby and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

Section 3.5          Further Assurances.  The Shareholder shall, from time to time, at the written request of the Company and Otonomo, perform or cause to be performed such further acts and to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as are reasonably necessary or appropriate to vest in the Company and Otonomo the power to carry out and give effect to the provisions of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Otonomo and the Company as follows:

Section 4.1          Due Organization and Authorization.  If the Shareholder is a corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, (i) it is duly organized, validly existing, and to the extent applicable, in good standing under the laws of the jurisdiction of its organization, (ii) the Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Shareholder have been duly authorized by all necessary action on the part of the Shareholder.  If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Company and Otonomo, constitutes a valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 4.2          Ownership of Shares.  Schedule I hereto sets forth opposite the Shareholder’s name the number of Otonomo Shares over which the Shareholder has legal and beneficial ownership as of the date hereof.  As of the date hereof, the Shareholder is the lawful owner of the Otonomo Shares denoted as being legally and beneficially owned by the Shareholder and has the sole power to vote or cause to be voted such Otonomo Shares.  Except as set forth on Schedule 4.2 hereto, as of the date hereof, the Shareholder does not own or hold any right to acquire any additional shares of any class of share capital of Otonomo or other securities of Otonomo or any interest therein or any voting rights with respect to any securities of Otonomo other than the Subject Shares.  The Shareholder has good and valid title to the Otonomo Shares denoted as being legally and beneficially owned by the Shareholder on Schedule I, free and clear of any and all Liens of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) those imposed under applicable securities Law or (iii) Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement.

Section 4.3          No Conflicts; Consents

(a)          The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of the obligations under this Agreement and the compliance by it with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to the Shareholder, (ii) if the Shareholder is a corporation, contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of the Shareholder, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Subject Shares pursuant to any Contract to which the Shareholder is a party or by which the Shareholder is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by the Shareholder in connection with the execution and delivery of this Agreement or the consummation by the Shareholder of the transactions contemplated hereby, except for compliance with applicable requirements of the Companies Law, the Exchange Act or any other securities Laws and the rules and regulations promulgated thereunder.

Section 4.4         Absence of Litigation. As of the date hereof, there is no Action pending against, or, to the knowledge of the Shareholder, threatened against the Shareholder that would reasonably be expected to materially impair the Shareholders’ ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.5          Absence of Other Voting Agreement. Except for this Agreement, the Shareholder has not: (i) entered into any voting agreement, voting trust or similar agreement with respect to any Subject Shares or other equity securities of Otonomo owned by the Shareholder, or (ii) granted any proxy, consent or power of attorney with respect to any Subject Shares (other than as contemplated by this Agreement).

Section 4.6          No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.

Section 4.7          Reliance. The Shareholder has been represented by or had opportunity to be represented by, independent counsel, and that it or its authorized officers have carefully read and fully understand this Agreement and the Merger Agreement. The Shareholder understands and acknowledges that the Company and Otonomo are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

Section 4.8          Sophistication. The Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of the Company and Otonomo to make an informed decision regarding this Agreement and the other transactions contemplated by the Merger Agreement and has independently and based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement, without reliance upon the Company or Otonomo or any of their Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Shareholder as follows:

Section 5.1          Due Organization and Authorization.  The Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware.  The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary action on the part of the Company.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Shareholder and Otonomo, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 5.2          No Conflicts; Consents.

(a)          The execution and delivery of this Agreement by the Company does not, and the performance by the Company of the obligations under this Agreement and the compliance by the Company with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to the Company, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of the Company, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under any Contract to which the Company is a party or by which the Company is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF OTONOMO

Otonomo hereby represents and warrants to the Shareholder as follows:

Section 6.1          Due Organization and Authorization.  Otonomo is duly organized, validly existing, and in good standing under the laws of the State of Israel.  Otonomo has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Otonomo have been duly authorized by all necessary action on the part of Otonomo.  This Agreement has been duly executed and delivered by Otonomo and, assuming the due authorization, execution and delivery by the Shareholder and the Company, constitutes a valid and binding obligation of Otonomo, enforceable against Otonomo in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 6.2          No Conflicts; Consents.

(a)          The execution and delivery of this Agreement by Otonomo does not, and the performance by Otonomo of the obligations under this Agreement and the compliance by Otonomo with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to Otonomo, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of Otonomo, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under any Contract to which Otonomo is a party or by which Otonomo is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Otonomo to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to Otonomo in connection with the execution and delivery of this Agreement or the consummation by Otonomo of the transactions contemplated hereby, except for (i) filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the consummation of the transactions contemplated hereby, and (ii) compliance with applicable requirements of the Companies Law.

ARTICLE VII

TERMINATION

Section 7.1          Termination.  This Agreement shall automatically terminate, and none of the Company, Otonomo or the Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) a written agreement between the Company, Otonomo and the Shareholder to terminate this Agreement; (b) the Effective Time; (c) the date of any modification or amendment to the terms of the Merger Agreement that is effected without the Shareholder’s prior written consent that would cause the Merger Agreement, as amended, to be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof (excluding, in all cases, any amendments affecting shareholders of Otonomo who are directors, officers or employees of Otonomo in their capacities as such); and (d) the termination of the Merger Agreement in accordance with its terms.  The termination of this Agreement shall not prevent a party hereto from seeking any remedies (at law or in equity) against the other party hereto or relieve such party from liability for such party’s intentional and material breach of any terms of this Agreement.  Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1          Publication.  The Shareholder hereby permits the Company and Otonomo to publish and disclose publicly the Shareholder’s identity and ownership of Otonomo Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement in any announcement or disclosure required by the SEC or other Governmental Authority, the Proxy Statement, the Registration Statement, any filing required under Section 13 or 16 of the Exchange Act or any other disclosure document in connection with the Merger or any of the other transactions contemplated by the Merger Agreement, in each case as determined by the Company or Otonomo (in their respective sole discretion) to be required to be disclosed.  The Shareholder agrees to promptly give to the Company and Otonomo any information as they may reasonably require for the preparation of any such disclosure documents. The Shareholder hereby agrees to promptly notify the Company and Otonomo of any required corrections with respect to any written information supplied by the Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have come false or misleading in any material respect.

Section 8.2          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Otonomo any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholder, and the Company and Otonomo shall have no authority to direct the Shareholder in the voting or disposition of any of the Subject Shares except as otherwise provided herein.

Section 8.3          Fees and Expenses.  Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into and performance under this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement.

Section 8.4          Amendments, Waivers, etc.  No provision of this Agreement may be amended, changed, supplemented or otherwise modified, except upon the execution and delivery of a written agreement executed by the Company, Otonomo and the Shareholder.  No provision of this Agreement may be waived, except upon the execution and delivery of a written agreement executed by the parties hereto. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. For the avoidance of doubt, each of the Company and Otonomo, acting singly, shall have the right to enforce any of the Shareholder’s obligations hereunder, without any requirement to receive consent from, or cooperate with, the other in connection with such enforcement.

Section 8.5          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided that, electronic mail received after 6:00 p.m. Eastern Time shall be deemed received on the day following the date of transmission, and provided further that there is no return error message or other notification of non-delivery received by the sender), or sent by a U.S. nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to it at:

Urgent.ly Inc.
8609 Westwood Center Drive, Suite 810
Vienna VA 22182
Attention:	Tim Huffmyer
Email:	thuffmyer@geturgently.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
Attention:	Bob O’Connor
Rich Mullen
Mark Baudler
Lianna Whittleton
Email:	roconnor@wsgr.com
rich.mullen@wsgr.com
mbaudler@wsgr.com
lwhittleton@wsgr.com

and to:

Herzog, Fox & Neeman
Herzog Tower, 6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attention:	Natan Wiesenberg
Email:	wiesenbergn@herzoglaw.co.il

If to Otonomo, to it at:

Otonomo Technologies Ltd.
16 Abba Eban Blvd.
Herzliya 4672534, Israel
Attention:	Ben Volkow
Bonnie Moav
Email:	ben@otonomo.io
bonnie@otonomo.io

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention:	John Greer
Ryan Lynch
Email:	john.greer@lw.com
ryan.lynch@lw.com

Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF
Attention:	Joshua Kiernan
Email:	joshua.kiernan@lw.com

and to:

Gross Law Firm
1 Azrieli Center, Round Tower
Tel Aviv 6701101 Israel
Attention:	Amir Raz
Email:	amir.raz@ghk-law.com

and if to the Shareholder, to it at the address set forth in Schedule I, or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.6          Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7          Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties hereto or the legal substance of the transactions contemplated hereby.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8          Entire Agreement; No Third-Party Beneficiaries; Assignment.

(a)          This Agreement, together with the Merger Agreement (a) constitutes the entire agreement between the Company, Otonomo and the Shareholder, with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company, Otonomo and the Shareholder with respect to the subject matter hereof and (b) is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

(b)          Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.9          Confidentiality.  Except to the extent required by applicable Law or regulation, the Shareholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Shareholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Shareholder nor any of its Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Otonomo, except (a) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Otonomo to the extent practicable or (b) for any amendments to the Schedule 13D of the Shareholder required by virtue of this Agreement.

Section 8.10        Interpretation.  When a reference is made in this Agreement to an Article, a Section or Schedule, such reference shall be to an Article of, a Section of or Schedule to, this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Unless the context of this Agreement otherwise requires, the words “neither,” “nor,” “any,” “either” and “or” are not exclusive.  The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty.

Section 8.11        Governing Law.  This Agreement and the Relevant Matters shall be governed by, and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof, except that the Israeli Law Matters shall be governed by the Laws of the State of Israel.

Section 8.12        Specific Performance; Submission to Jurisdiction.

(a)          The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement (including failure to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case in accordance with Section 8.12(b), this being in addition to any other remedy to which they are entitled at law or in equity. The parties’ rights in this Section 8.12 are an integral part of the transactions contemplated hereby and each party hereby waives any objections to any remedy referred to in this Section 8.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). In the event any party seeks any remedy referred to in this Section 8.12, such party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(b)          Each of the parties hereto irrevocably and unconditionally (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof, in connection with any Relevant Matter, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Relevant Matter in any court other than the Court of Chancery in the State of Delaware, or if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court; provided, that with respect to any Israeli Law Matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.  Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.12 in the manner provided for notices in Section 8.5. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

Section 8.13    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.

Section 8.14       No Partnership, Agency or Joint Venture.  This Agreement is intended to create a contractual relationship between the Company, Otonomo and the Shareholder and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 8.15          No Agreement Until Executed. This Agreement shall not be effective unless and until the Merger Agreement is executed and delivered by all parties thereto.

Section 8.16          Non-Survival of Representations and Warranties. The respective representations and warranties of the Company, Otonomo and the Shareholder contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

Section 8.17         Counterparts; Electronic Signatures.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

URGENT.LY INC.

By:    _____________________________________________
          Name:
          Title:

OTONOMO TECHNOLOGIES LTD.

By:    _____________________________________________
          Name: Ben Volkow
          Title:   Chief Executive Officer and Director

[THE SHAREHOLDER]

By:    _____________________________________________
          Name:
          Title:

Schedule I

Shareholder	Address	Otonomo Shares
[●]	c/o [●]

Exhibit C

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

URGENT.LY INC.

a Delaware corporation

Urgent.ly Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

A.          The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on May 16, 2013.

B.          This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) by the Board of Directors of the Company (the “Board of Directors”) and has been duly approved by the written consent of the stockholders of the Company in accordance with Section 228 of the DGCL.

C.          The text of the Amended and Restated Certificate of Incorporation of the Company is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Company is Urgent.ly Inc.

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

Section 1.          The Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 1,100,000,000 shares, of which 1,000,000,000 shares are Common Stock, $0.001 par value per share, and 100,000,000 shares are Preferred Stock, $0.001 par value per share.

Section 2.            Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 3.          The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to any limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4.          Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 5.           The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1.           Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2.           From and after the effectiveness of the filing of this Amended and Restated Certificate of Incorporation (the “Effective Time”), the directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the Effective Time, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Effective Time, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Effective Time, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1.          From and after the Effective Time, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2.          Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1.            The Company is to have perpetual existence.

Section 2.           The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3.            In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed by the stockholders of the Company except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4.            The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5.            No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1.          From the date of filing of this Amended and Restated Certificate of Incorporation, and subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2.          Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3.           Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1.          To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2.           Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3.           The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4.           Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

The Company reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, but in addition to the vote of any holders of any class or series of the stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII, or this ARTICLE XI of this Amended and Restated Certificate of Incorporation.

IN WITNESS WHEREOF, Urgent.ly Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by the Chief Executive Officer of the Company on this ____ day of ____2023.

By: _________________________________________________ Matthew Booth Chief Executive Officer

Exhibit D

AMENDED AND RESTATED BYLAWS OF

URGENT.LY INC.

(initially adopted on February [●], 2023, effective as of [●], 2023)

TABLE OF CONTENTS

Page

ARTICLE I - CORPORATE OFFICES		D-1
1.1	REGISTERED OFFICE	D-1
1.2	OTHER OFFICES	D-1
ARTICLE II - MEETINGS OF STOCKHOLDERS		D-1
2.1	PLACE OF MEETINGS	D-1
2.2	ANNUAL MEETING	D-1
2.3	SPECIAL MEETING	D-1
2.4	ADVANCE NOTICE PROCEDURES	D-2
2.5	NOTICE OF STOCKHOLDERS’ MEETINGS	D-9
2.6	QUORUM	D-9
2.7	ADJOURNED MEETING; NOTICE	D-10
2.8	CONDUCT OF BUSINESS	D-10
2.9	VOTING	D-10
2.10	STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING	D-11
2.11	RECORD DATES	D-11
2.12	PROXIES	D-12
2.13	LIST OF STOCKHOLDERS ENTITLED TO VOTE	D-12
2.14	INSPECTORS OF ELECTION	D-12
ARTICLE III - DIRECTORS		D-13
3.1	POWERS	D-13
3.2	NUMBER OF DIRECTORS	D-13
3.3	ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS	D-13
3.4	RESIGNATION AND VACANCIES	D-13
3.5	PLACE OF MEETINGS; MEETINGS BY TELEPHONE	D-14
3.6	REGULAR MEETINGS	D-14
3.7	SPECIAL MEETINGS; NOTICE	D-14
3.8	QUORUM; VOTING	D-15
3.9	BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING	D-15
3.10	FEES AND COMPENSATION OF DIRECTORS	D-16
3.11	REMOVAL OF DIRECTORS	D-16
ARTICLE IV - COMMITTEES		D-16
4.1	COMMITTEES OF DIRECTORS	D-16
4.2	COMMITTEE MINUTES	D-16
4.3	MEETINGS AND ACTION OF COMMITTEES	D-16
4.4	SUBCOMMITTEES	D-17
ARTICLE V - OFFICERS		D-17
5.1	OFFICERS	D-17
5.2	APPOINTMENT OF OFFICERS	D-17
5.3	SUBORDINATE OFFICERS	D-17
5.4	REMOVAL AND RESIGNATION OF OFFICERS	D-18
5.5	VACANCIES IN OFFICES	D-18
5.6	REPRESENTATION OF SECURITIES OF OTHER ENTITIES	D-18
5.7	AUTHORITY AND DUTIES OF OFFICERS	D-18

- i -

TABLE OF CONTENTS
(continued)
Page

ARTICLE VI - STOCK		D-18
6.1	STOCK CERTIFICATES; PARTLY PAID SHARES	D-18
6.2	SPECIAL DESIGNATION ON CERTIFICATES	D-19
6.3	LOST CERTIFICATES	D-19
6.4	DIVIDENDS	D-20
6.5	TRANSFER OF STOCK	D-20
6.6	STOCK TRANSFER AGREEMENTS	D-20
6.7	REGISTERED STOCKHOLDERS	D-20
ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER		D-20
7.1	NOTICE OF STOCKHOLDERS’ MEETINGS	D-20
7.2	NOTICE TO STOCKHOLDERS SHARING AN ADDRESS	D-20
7.3	NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL	D-21
7.4	WAIVER OF NOTICE	D-21
ARTICLE VIII - INDEMNIFICATION		D-21
8.1	INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS	D-21
8.2	INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY	D-22
8.3	SUCCESSFUL DEFENSE	D-22
8.4	INDEMNIFICATION OF OTHERS	D-22
8.5	ADVANCED PAYMENT OF EXPENSES	D-23
8.6	LIMITATION ON INDEMNIFICATION	D-23
8.7	DETERMINATION; CLAIM	D-24
8.8	NON-EXCLUSIVITY OF RIGHTS	D-24
8.9	INSURANCE	D-24
8.10	SURVIVAL	D-24
8.11	EFFECT OF REPEAL OR MODIFICATION	D-25
8.12	CERTAIN DEFINITIONS	D-25
ARTICLE IX - GENERAL MATTERS		D-25
9.1	EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS	D-25
9.2	FISCAL YEAR	D-25
9.3	SEAL	D-26
9.4	CONSTRUCTION; DEFINITIONS	D-26
9.5	FORUM SELECTION	D-26
ARTICLE X - AMENDMENTS		D-26

- ii -

BYLAWS OF URGENT.LY INC.

ARTICLE I - CORPORATE OFFICES

1.1          REGISTERED OFFICE

The registered office of Urgent.ly Inc. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time.

1.2          OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1          PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2          ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

2.3          SPECIAL MEETING

(a)          A special meeting of the stockholders, other than as required by statute, may be called at any time by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b)          The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4          ADVANCE NOTICE PROCEDURES

(a)          Annual Meetings of Stockholders.

(i)          Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the Whole Board; (3) as may be provided in the certificate of designations for any class or series of preferred stock; or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii)          For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary of the Company (the “Secretary”) and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day and no later than 5:00 p.m., Eastern time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders as first specified in the Company’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent). However, if no annual meeting of stockholders was held in the preceding year, or if the date of the annual meeting for the current year has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., Eastern time, on the later of the 90th day prior to the day of the annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company. In no event will the adjournment, rescheduling, postponement or other delay of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the annual meeting. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to any nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Company no later than 5:00 p.m., Eastern time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, Section 14 or Section 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”) or by such other means as is reasonably designed to inform the public or stockholders of the Company in general of such information, including, without limitation, posting on the Company’s investor relations website.

(iii)          A stockholder’s notice to the Secretary must set forth:

(1)          as to each person whom the stockholder proposes to nominate for election as a director:

(A)          such person’s name, age, business address, residence address and principal occupation or employment;

(B)          the class and number of shares of the Company that are held of record or are beneficially owned by such person and any (i) Derivative Instruments (as defined below) held or beneficially owned by such person, including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person with respect to the Company’s securities;

(C)           all information relating to such person that is required to be disclosed in connection with solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to Section 14 of the 1934 Act;

(D)          such person’s written consent (x) to being named as a nominee of such stockholder, (y) to being named in the Company’s form of proxy pursuant to Rule 14a‑19 under the 1934 Act and (z) to serving as a director of the Company if elected;

(E)         any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”); and

(F)          a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such person were a director or executive officer of such registrant;

(2)          as to any other business that the stockholder proposes to bring before the annual meeting:

(A)          a brief description of the business desired to be brought before the annual meeting;

(B)           the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);

(C)           the reasons for conducting such business at the annual meeting;

(D)           any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

(E)           all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other persons (including their names) in connection with the proposal of such business by such stockholder; and

(3)          as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A)          the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner, and of their respective affiliates or associates or others acting in concert with them;

(B)           for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C)          any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business;

(D)          any (i) agreement, arrangement or understanding (including, without limitation and regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”) including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities;

(E)          any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them has a right to vote any shares of any security of the Company;

(F)          any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them that are separated or separable from the underlying security;

(G)          any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(H)          any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(I)            any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(J)            any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement);

(K)          any material pending or threatened legal proceeding in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a party or material participant involving the Company or any of its officers, directors or affiliates;

(L)          any material relationship between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, on the one hand, and the Company or any of its officers, directors or affiliates, on the other hand;

(M)          a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the annual meeting to bring such nomination or other business before the annual meeting;

(N)          a representation and undertaking as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee (which representation and undertaking must include a statement as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends to solicit the requisite percentage of the voting power of the Company’s stock under Rule 14a‑19 of the 1934 Act); or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(O)          any other information relating to such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business, that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(P)           such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

(iv)          In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof; and (2) to provide any additional information that the Company may reasonably request. Any such update and supplement or additional information (including, if requested pursuant to Section 2.4(a)(iii)(3)(P)) must be received by the Secretary at the principal executive offices of the Company (A) in the case of a request for additional information, promptly following a request therefor, which response must be received by the Secretary not later than such reasonable time as is specified in any such request from the Company; or (B) in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the annual meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the annual meeting or any adjournment, rescheduling, postponement or other delay thereof (in the case of any update or supplement required to be made as of 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof). No later than five business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof, a stockholder nominating individuals for election as a director will provide the Company with reasonable evidence that such stockholder has met the requirements of Rule 14a‑19. The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the annual meeting. If the stockholder fails to comply with the requirements of Rule 14a‑19 (including because the stockholder fails to provide the Company with all information or notices required by Rule 14a‑19), then the director nominees proposed by such stockholder shall be ineligible for election at the annual meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that such proxies may have been received by the Company and counted for the purposes of determining quorum. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these bylaws shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 2.4 solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(b)          Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the Company’s certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b) (with such procedures that the Company deems to be applicable to such special meeting). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., Eastern time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., Eastern time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling, postponement or other delay of a special meeting or any announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii), with references therein to “annual meeting” deemed to mean “special meeting” for the purposes of this final sentence of this Section 2.4(b).

(c)          Other Requirements and Procedures.

(i)          To be eligible to be a nominee of any stockholder for election as a director of the Company, the proposed nominee must provide to the Secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1)          a signed and completed written questionnaire (in the form provided by the Secretary at the written request of the nominating stockholder, which form will be provided by the Secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2)           a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3)           a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4)          a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines, and other policies and guidelines applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary will provide to such proposed nominee all such policies and guidelines then in effect); and

(5)           a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii)          At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination pertaining to such nominee.

(iii)          No person will be eligible to be nominated by a stockholder for election as a director of the Company, or to be seated as a director of the Company, unless nominated and elected in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv)          The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that other proposed business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v)          Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi)          Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii)          Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a‑8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a‑8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5          NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given in accordance with Section 232 of the DGCL, and such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6          QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7          ADJOURNED MEETING; NOTICE

Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8          CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9          VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date that has voting power upon the matter in question.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series.

2.10          STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided in the Company’s certificate of incorporation and subject to the rights of holders of preferred stock of the Company, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

2.11          RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12          PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13          LIST OF STOCKHOLDERS ENTITLED TO VOTE

The Company shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company.

2.14          INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a)          ascertain the number of shares outstanding and the voting power of each;

(b)          determine the shares represented at the meeting and the validity of proxies and ballots;

(c)          count all votes and ballots;

(d)          determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e)          certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1          POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2          NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3          ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

3.4          RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of preferred stock of the Company, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5          PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6          REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7          SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, or the Secretary or by a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a)          delivered personally by hand, by courier or by telephone;

(b)          sent by United States first-class mail, postage prepaid;

(c)          sent by facsimile;

(d)          sent by electronic mail; or

(e)          otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8          QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided herein or therein and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9          BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

3.10          FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11          REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1          COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2          COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3          MEETINGS AND ACTION OF COMMITTEES

Unless otherwise specified by the Board of Directors, meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a)          Section 3.5 (place of meetings and meetings by telephone);

(b)          Section 3.6 (regular meetings);

(c)          Section 3.7 (special meetings and notice);

(d)          Section 3.8 (quorum; voting);

(e)          Section 3.9 (action without a meeting); and

(f)          Section 7.4 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors or a committee or subcommittee may also adopt other rules for the government of any committee or subcommittee.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4          SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1          OFFICERS

The officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2          APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3          SUBORDINATE OFFICERS

The Board of Directors may appoint, or empower any officer to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as determined from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of determination.

5.4          REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5          VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6          REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of the Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7          AUTHORITY AND DUTIES OF OFFICERS

Each officer of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

ARTICLE VI - STOCK

6.1          STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2          SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 151, 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3          LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4          DIVIDENDS

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5          TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, subject to Section 6.3 of these bylaws, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6          STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

6.7          REGISTERED STOCKHOLDERS

The Company:

(a)          shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b)          shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1          NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2          NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3          NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4          WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1          INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2          INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3          SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4          INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5          ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6          LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a)          for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b)          for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c)          for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d)          initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e)          if prohibited by applicable law.

8.7          DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8          NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9          INSURANCE

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10          SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11          EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12          CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting entity, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as such person would have with respect to such constituent entity if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1          EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, or employee or employees, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, agent or employee, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2          FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3          SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4          CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5          FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. This provision shall be enforceable by any party to a complaint covered by the provisions of this Section 9.5. For the avoidance of doubt, nothing contained in this Section 9.5 shall apply to any claim brought to enforce a duty or liability created by the 1934 Act or any successor thereto.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII, Section 9.5 of Article IX or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

Exhibit E

PRIVATE AND CONFIDENTIAL
DRAFT SUBJECT TO CLOSING UNDER AGREEMENT AND PLAN AGREEMENT

Exhibit Version

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

of

OTONOMO TECHNOLOGIES LTD.

(the “Company”)

1.	Interpretation

1.1.          Any Article in these Amended and Restated Articles of Association (these “Articles”) of the Company which provides for an arrangement which differs in whole or in part from any provision in the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”) or in the Companies Ordinance [New Version] 5743-1983 (to the extent still in effect according to the provisions of the Companies Law) (the “Companies Ordinance”), as the case may be, which can be stipulated against, amended or added to, in whole or with regard to specific matters or within specific limitations, in accordance with any law, shall be considered a stipulation against the provision of the Companies Law or Companies Ordinance, as the case may be, even if the actual stipulation is not specified in the said Article, and even if it is expressly stated in the Article (in whatever form) that the effectiveness of the Article is subject to the provisions of any law.

1.2.          In the event of a contradiction between any Article and the provisions of any law that may not be stipulated against, amended or added to, the provisions of the said law shall prevail, provided that nothing thereby shall nullify or impair the effectiveness of these Articles or any other Article herein. In interpreting any Article or examining its effectiveness, the interpretation shall be that which is most likely to achieve the applicable Article’s purpose as appearing therefrom or as appearing from the other Articles included within these Articles.

1.3.          Unless the context specifically requires some other interpretation, any capitalized terms used but not specifically defined herein shall have the same meanings ascribed to such terms in the Companies Law or the Companies Ordinance (to the extent still in effect according to the provisions of the Companies Law), as the case may be, unless the subject or the context otherwise requires.

1.4.          These Articles shall amend and supersede any previously adopted articles of association of the Company, and any such previous articles of association shall be null and void, and shall have no force and effect.

2.	Company and its Objects

The Company is a private company, as defined by the Companies Law.

3.	Company’s Purpose

To engage in any lawful business.

4.	Limitation of Liability

The liability of each shareholder of the Company for the indebtedness of the Company is limited to payment in full of the par value of the Ordinary Shares issued to such shareholder.

5.	Authorized Share Capital

The authorized share capital of the Company is 450,000,000 ordinary shares of no-par value per share (the “Ordinary Shares”).

6.	Rights Attaching to the Ordinary Shares

The rights attached to all Ordinary Shares of the Company shall be equal, and each Ordinary Share shall vest in the holder thereof:

6.1.          the right to receive an invitation to and to participate in each General Meeting, annual or special, and the right to one (1) vote in respect of each Ordinary Share that the shareholder holds in every vote at each General Meeting in which such shareholder participates, provided that the Ordinary Share is owned by the shareholder on the date specified in the resolution to convene the General Meeting in question;

6.2.          the right to receive, if and to the extent distributed, dividends, bonus shares and any other distribution in each case, in accordance with the number of Ordinary Shares and the nominal value of the Ordinary Shares that the Shareholder holds on the date upon which it is resolved to distribute the dividend, bonus shares or other distribution (as the case may be) or at such later date as shall be provided in the resolution in question; and

6.3.          the right to participate in the distribution of any surplus assets of the Company legally available for distribution upon liquidation, such proceeds to be distributed pro rata.

7.	Forfeiture

The board of directors of the Company may cause the forfeiture of a share issued by the Company if the consideration for such share was not received, in part or in whole, in accordance with the terms of the issuance of such share.

8.	Restrictions on Transfer

8.1.          The Company’s shares may not be transferred without the approval of the Board of Directors of the Company (the “Board”), at its sole discretion of the Board. A transfer or assignment of shares shall not be registered unless a written notice of such transfer or assignment was submitted to the Company, in a form to be determined by the board of directors.

8.2.          Offer to the public of shares, or bonds of the Company is forbidden.

8.3.          The number of shareholders in the Company shall not exceed fifty (50), excluding current employees of the Company or former employees of the Company who were and continue to be, after termination of their employment at the Company, shareholders of the Company. For the purpose of this Article, two (2) or more persons who jointly hold one or more shares of the Company shall be deemed as a single shareholder.

9.	Shares

9.1.          Issuance of shares and the unissued share capital of the Company shall be under the authority of the Board, who shall have the power to allot shares on such terms and conditions as it may find fit, subject to the Companies Law and any other applicable law.

9.2.          Unless otherwise set forth in these Articles, the Company shall be entitled to treat the registered holder of any Ordinary Share in the Register of Shareholders as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

9.3.          Section 290(a) of the Companies Law shall not apply to the Company.

9.4.          The Company shall be permitted, subject to the provisions of the Companies Law, to issue redeemable shares and to redeem such shares.

10.	General Meetings

10.1.          The Company may elect not to convene an Annual General Meeting of the shareholders of the Company, unless such meeting is required for the appointment of the Company’s auditor or unless one of the shareholders or members of the Board requests the Company to hold such a meeting.

10.2.          A General Meeting may be held via any means of communication – provided that the shareholders participating therein can hear one another at the same time – or in any other manner permitted by law. A legal entity which is a shareholder may authorize a representative of such legal entity to be its representative at any General Meeting. A person authorized as aforesaid shall be entitled to make use, on behalf of the legal entity that he represents, of the same powers which the legal entity itself could have used if it was an individual shareholder.

10.3.          Resolutions of the General Meeting may be adopted without convening a shareholders’ meeting, provided such resolutions are adopted unanimously in writing by all shareholders entitled to vote in such a meeting. If resolutions are adopted in such a manner, the chairman of the Board, and in lack thereof, the director who initiated the resolution, shall record the minutes of the meeting and attach thereto the signatures of all of the said shareholders.

10.4.          Subject to the Companies Law, the General Meeting may assume the authority vested in the Board (including the authorities vested in the Board in the absence of a General Manager), for a specific purpose or for a specific duration not exceeding the necessary duration under the circumstances.

11.	Board of Directors

11.1.          The Company’s directors shall be appointed by a resolution of the General Meeting and shall hold office unless the General Meeting resolves to remove any director from office.

11.2.          The Board shall consist of such number as determined by a shareholders’ resolution of the Company, but will not be less than one (1) director.

11.3.          The Board shall convene as often as the needs of the Company require. Resolutions of the Board shall be adopted by a simple majority of votes. The Board may elect one of its members to be the chairman of the Board. The chairman of the Board shall preside at every meeting of the Board and shall sign the minutes of the meetings of the Board. The chairman of the Board shall not have an additional or casting vote.

11.4.          The term of a director shall commence on the date of his or her appointment or on a later date, all as determined by the General Meeting.

11.5.          The Board may convene meetings via any means of communication, including audio or video conference, provided that each director participating in such call can simultaneously hear, and be heard by, each other director participating in such call. Such participation by a director in a meeting shall constitute attendance in person of that director at the meeting.

11.6.          A director of the Company may, from time to time, appoint an Alternate Director (as defined in Section 237(a) of the Companies Law) in his or her stead, whether for a specific meeting or on a permanent basis, remove such Alternate Director from office, and appoint a new Alternate Director in his or her stead. A director of the Company may appoint an Alternate Director who then holds office as a director or an Alternate Director. Any Alternate Director shall have a vote equal to the vote of the Board member that he substitutes. An Alternate Director shall have, subject to his letter of appointment, all authorities vested to the member of the Board he substitutes. The tenure of office of an Alternate Director shall automatically be terminated upon the dismissal of such member, or upon the office of the member of the Board he substitutes being vacated for any reason. In the event that a member of the Board is precluded by law or otherwise from participating in a meeting or a vote of the Board, such member shall be entitled to appoint an Alternate Director to so participate and/or vote in his place.

11.7.          The directors may pass resolutions without actually meeting. Any resolution adopted in writing, signed by all of the Company’s directors at the date of the resolution, which are entitled to participate and vote with respect to the subject matter of the resolution, shall be deemed to be in full force for any matter or purpose, and shall be considered as a resolution adopted by a meeting of the Board which was convened properly for the purpose of such decision.

11.8.          The power of the Board shall be subject to the provisions of any law, and to any Article or resolution that shall be adopted by the Company in the General Meeting; provided that no such Article or resolution shall invalidate any action taken prior thereto by the Board or pursuant to a decision thereof which would have been legally valid but for the adoption of the said Article or resolution.

12.	Appointment of Company Officers and Other Executives

The Board may appoint (and dismiss) a General Manager (or CEO). The Board may, subject to the Companies Law, from time to time, appoint other Officers, terminate the service of any such Officer, define their positions and authorities and set their compensation and terms of employment or engagement, and the Board may authorize the General Manager to exercise any or all of its authorities stated in this Article 12.

13.	Signatory Rights

The Board shall be entitled to authorize any person or persons (who need not be directors) to sign on behalf of the Company, and to designate the form of such signature.

14.	Auditor

14.1.          The General Meeting may appoint an Auditor for the Company for a period ending on the completion of three (3) Audit Acts (as defined in Section 154(a) of the Companies Law).

14.2.          The Board shall determine the salary of the Company’s Auditor for an Audit Act, as well as its salary for other services which are not Audit Acts.

15.	Notices

15.1.          Any notice may be served by the Company to any shareholder at such shareholder’s address or other contact details as specified in the Register of Shareholders, by personal delivery, postal delivery, facsimile, or in a prepaid envelope or package addressed to such shareholder.

15.2.          The accidental omission to give notice of a meeting to any shareholder or the non-receipt of notice sent to such shareholder shall not invalidate the resolutions passed at such meeting.

16.	Exemption, Indemnification, and Insurance of Officers

16.1.          The Company may exempt in advance an Officer of the Company from his or her liability, in whole or in part, for damages as a result of breach of his or her duty of care to the Company. The Company may not exempt in advance a director of the Company from his or her liability towards the Company for of breach of his or her duty of care in connection with a Distribution.

16.2.          The Company may from time to time and subject to any provision of law, indemnify an Officer in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an Officer of the Company:

16.2.1.          Monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

16.2.2.          Reasonable litigation expenses, including legal fees, incurred by the Officer as a result of an investigation or proceeding instituted against such Officer by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent or in connection with monetary sanctions (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law).

16.2.3.          Reasonable litigation expenses, including legal fees, which the Officer has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent.

16.2.4.
Expenses, including reasonable litigation expenses, which inter alia include attorney fees, which the Officer paid, with respect to an Administrative Enforcement Procedure which was conducted in relation to the Officer.

16.2.5.	Payment to the person harmed by a violation as detailed in section 52(54)(a)(1)(a) to the Securities Law, 1968.

16.2.6.
Any other liability or expense incurred or imposed because of an act performed in a person’s capacity as an Officer of the company, which may be indemnified under the provisions of any law, including by way of indemnification in advance.

16.3.          The Company may undertake to indemnify any Officers in advance, with respect to any of the following:

16.3.1.          With respect to Article 16.2.1, the undertaking to indemnity shall be limited to events which the Board believes are predictable in light of the Company’s business de facto at the time the undertaking to indemnify is granted, and to amounts or criteria that the Board had determined to be reasonable under the circumstances, and that the undertaking to indemnify shall specify such predictable events and the amounts or criterion so determined; and

16.3.2.          Any liability stated in Articles 16.2.2 through 16.2.6.

16.4.	Subject to applicable law, the Company may indemnify any Officers retroactively.

16.4.1.          Subject to applicable law, as may be from time to time, the Company releases, in advance any Officers from all or any part of the liability due to damages arising out of a breach of duty of care towards the Company.

16.5.          The Company may take out insurance policies for its Officers to the fullest extent permitted by law. Without derogating from the generality of the foregoing, the Company may enter into an agreement for the insurance of the liability of an Officer of the Company for such Officer’s acts taken in his or her capacity as an Officer of the Company, in any of the following:

16.5.1.          breach of duty of care towards to the Company or any other person;

16.5.2.          breach of fiduciary duty towards the Company, provided the Officer acted in good faith and had reasonable ground to assume such act would not prejudice the best interests of the Company;

16.5.3.          a financial obligation imposed on him in favor of another person due to an action performed by him by virtue of being an Office in the Company;

16.5.4.          expenses, including reasonable litigation expenses, which inter alia include attorney fees, which the Officer paid, with respect to an Administrative Enforcement Procedure (as defined herein) which was conducted in relation to the Officer;

An “Administrative Enforcement Procedure” means: (a) a procedure pursuant to Chapter 8-C (Imposition of Financial Sanctions by the Israel Securities Authority), Chapter 8-D (The Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or Chapter 9-A (Arrangement to Prevent the Initiation of Proceedings or to Conclude Proceedings, Subject to Conditions) to the Securities Law, 1968; (b) a procedure pursuant to Sub-Chapter 4 of the Fourth Chapter in Part 9 to the Companies Law; (c) a procedure pursuant to Chapters 10, 10-A and 11-A to the Joint Investments Trust Law, 5754-1994; (d) a procedure pursuant to Chapters 7-A, 7-B and 8-A to the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995; (e) a procedure pursuant to Chapter 9-A to the Control of Financial Services (Insurance) Law 5741-1981; (f) a procedure pursuant to Chapter 8 to the Control of Financial Services (Provident Funds) Law 5765-2005; (g) a procedure pursuant to Chapter 7-A to the Restrictive Trade Practices Law, 5748-1988; (h) a procedure pursuant to the Law for Strengthening the Enforcement of Labor Laws, 5772-2011; and (i) subject to any law, any procedure similar to those, however named, whether under existing law or a law which will be enacted in the future, in the scope, events and conditions determined by such law.

16.5.5.          any other event, circumstances liability or state of matters with respect to which the Company may, currently or in the future, under any applicable law, insure any Officer of the Company, and to the extent such law determine that the effectiveness of such provision is conditioned upon these Articles containing such a provision allowing for procurement of insurance in such cases, then such provision shall be deemed to be included in these Articles by way of reference (including, without limitation, as set forth in Section 56(8)(b)(1) of the Securities Law, 1968 and Section 50(16)(b)(1) of the Economic Competition Law, 1988).

16.6.          Nothing in these Articles is intended, in any manner, to restrict the Company in respect of indemnification, release and/or the procurement of insurance:

16.6.1.          in respect of any person who is not an Officer, including, without limitation, its employees, agents, consultants or contractors of the Company; and/or

16.6.2.          in respect of any Officer to the extent that such insurance and/or indemnification is not specifically and explicitly prohibited under law.

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